Form 20-F/A
period 2000-12-31
INDIGO NV
filed 2002-02-14
CIK 920910

                                                     COMMISSION FILE NO. 0-23860

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  FORM 20-F/A

                     ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                   INDIGO N.V.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                                 THE NETHERLANDS
                 (Jurisdiction of incorporation or organization)

               5 LIMBURGLAAN, 6221 SH MAASTRICHT, THE NETHERLANDS
                    (Address of principal executive offices)


              Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:

                                      NONE

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

                   COMMON SHARES, PAR VALUE NLG 0.04 PER SHARE
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                   COMMON SHARES, PAR VALUE NLG 0.04 PER SHARE
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2000, there were approximately 110,399,353 common shares outstanding and approximately 2,000,000 litigation warrants outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES [X] NO [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                                 ITEM 17 [ ] ITEM 18 [X]

PART I......................................................................   3

    ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........   3
    ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE........................   3
    ITEM 3.  KEY INFORMATION................................................   3
    ITEM 4.  INFORMATION ON THE COMPANY.....................................  17
    ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................  34
    ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................  43
    ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............  51
    ITEM 8.  FINANCIAL INFORMATION..........................................  57
    ITEM 9.  THE OFFER AND LISTING..........................................  58
    ITEM 10. ADDITIONAL INFORMATION.........................................  60
    ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....  70
    ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........  72

PART II.....................................................................  73

    ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................  73
    ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
             AND USE OF PROCEEDS............................................  73
    ITEM 15. RESERVED.......................................................  73
    ITEM 16. RESERVED.......................................................  73

PART III....................................................................  74

    ITEM 17. FINANCIAL STATEMENTS...........................................  74
    ITEM 18. FINANCIAL STATEMENTS...........................................  74
    ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS..............................  77

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected consolidated financial information is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements and Notes located in the back portion of this document. The statement of operations data set forth below and the balance sheet data have been derived from Indigo's Consolidated Financial Statements.

STATEMENT OF OPERATIONS DATA:

      Amounts stated in thousands of U.S. dollars except for per share data

                                                               Year Ended December 31
                                            -------------------------------------------------------------
                                               2000         1999         1998         1997         1996
                                            -------------------------------------------------------------
Revenues:

Equipment and post-sales
revenue .................................   $ 164,719    $ 140,704    $ 137,037    $ 105,493    $ 100,424

License fees, royalties and other .......          89        4,328       10,335        1,357        3,449

      Total revenues ....................     164,808      145,032      147,372      106,850      103,873

Costs and expenses:

Equipment and post-sales cost of
goods sold ..............................      83,658       74,644       71,037       69,590       77,209

Research and development, net ...........      19,534       14,160       16,682       15,314       13,396

Selling, general and administrative .....      71,927       57,596       61,549       62,734       72,940

Restructuring charges ...................                                 2,764        3,565        3,514

Litigation settlement ...................                                (1,200)                    6,770

      Total costs and expenses ..........     175,119      146,400      150,832      151,203      173,829

Operating loss ..........................     (10,311)      (1,368)      (3,460)     (44,353)     (69,956)

Other income (expenses):

Interest expenses .......................      (1,240)      (1,671)      (2,641)      (2,508)      (4,068)

Interest income and other income, net ...       3,013        2,406        3,458        3,732        3,817

Loss before provision
for income taxes ........................      (8,538)        (633)      (2,643)     (43,129)     (70,207)

Provision for income taxes ..............        1097          739        2,428        1,961        3,602

Net loss before cumulative  effect of an
accounting change, net ..................      (9,635)      (1,372)      (5,071)     (45,090)     (73,809)

Cumulative  effect of an accounting
change, net  as of beginning of the
year ....................................      (1,935)

Net loss before dividend requirements
Dividend on Convertible Preferred
shares ..................................     (11,570)      (1,372)      (5,071)     (45,090)     (73,809)

Current .................................      (8,793)     (11,098)     (10,961)     (11,383)      (5,472)

Inducement regarding conversion of
Series A Preferred Shares ...............     (58,685)

Loss applicable to common
shares outstanding ......................   $ (79,048)   $ (12,470)   $ (16,032)   $ (56,473)   $ (79,281)

Basic and diluted weighted average number
of common shares outstanding ............      85,298       77,282       71,822       63,924       53,712

Basic and diluted loss per common share
before cumulative effect of an accounting
change, net .............................   $   (0.90)   $   (0.16)   $   (0.22)   $   (0.88)   $   (1.48)

Basic and diluted loss per common share
of cumulative effect of an accounting
change, net .............................   $   (0.03)

Basic and diluted loss per common share
after cumulative effect of an accounting
change, net .............................   $   (0.93)   $   (0.16)   $   (0.22)   $   (0.88)   $   (1.48)

Pro forma amounts assuming the accounting
change is applied retroactively: ........

    Net loss applicable to common
    shares outstanding ..................   $ (79,048)   $ (11,896)   $ (16,769)   $ (56,473)   $ (79,281)
    Basic and diluted loss per common
    share ...............................   $   (0.93)       (0.15)   $   (0.23)   $   (0.88)   $   (1.48)


BALANCE SHEET DATA:

                                    ----------------------------------------------------
                                      2000       1999       1998       1997       1996
                                    ----------------------------------------------------
Working capital .................   $108,551   $ 46,108   $ 47,142   $ 25,462   $ 33,213
Total assets ....................    216,780    140,638    125,859    122,207    163,666
Short-term debt .................      5,428     17,191         --      5,607     35,950
Long-term debt ..................         --         --         --         --         --
Total shareholders' equity (1) ..    124,397   $ 57,835   $ 57,086   $ 44,292   $ 56,993


(1) In 2000, the Company granted stock dividends and cash dividends to the holders of the Series A preferred shares in a total amount of $104,867.

B. CAPITALIZATION AND INDEBTEDNESS

      Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

      Not applicable.

D. RISK FACTORS

      CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR CERTAIN FORWARD-LOOKING STATEMENTS. THE FACTORS DISCUSSED UNDER "RISK FACTORS" BELOW, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNUAL REPORT, INCLUDING, WITHOUT LIMITATION, IN THE "INFORMATION ON THE COMPANY - BUSINESS OVERVIEW" AND "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" SECTIONS, IN FUTURE FILINGS BY THE COMPANY WITH THE SEC, IN THE COMPANY'S PRESS RELEASES AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. WHEN USED IN THIS ANNUAL REPORT, THE WORDS "ESTIMATE," "PROJECT," "ANTICIPATE," "EXPECT," "INTEND," "BELIEVE" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS.

FLUCTUATIONS IN REVENUES AND OPERATING RESULTS

Our quarterly revenues and operating results, which, in the past, have varied and fluctuated significantly from quarter to quarter, may continue to do so in the future, which could cause the price of our stock to decline. These fluctuations have been due to a number of factors, many of which are outside of our control, including: fluctuations in demand for and sales of our products and services; our success in developing and introducing new products and the timing of new product introductions; our ability to introduce enhancements to our existing products in a timely manner; the introduction of new or enhanced products by our competitors and changes in the pricing policies of these competitors; the discretionary nature of our customers' purchase and budget cycles; the amount and timing of operating costs and capital expenditures relating to the expansion of our business; deferrals by our customers of orders in anticipation of new products or product enhancements; and the mix of our sales by geography, together with fluctuations in foreign currency exchange rates. Shortfalls in revenues or earnings from the levels anticipated by the public markets could have an immediate and significant effect on the trading price of our stock in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period.

We expect to face increasing competition in the future, which could cause reduced sales levels and result in price reductions, reduced gross margins or loss of market share.

SEASONALITY

We have experienced seasonality in our revenues and earnings, with the fourth quarter of the year typically having the highest revenue and earnings for the year and significantly higher revenue and earnings than the first quarter of the following year, which is traditionally our weakest quarter. In general, the second quarter of the year is also stronger than the third quarter, which coincides with summer vacations in our main markets of Europe and North America. We believe that this seasonality results primarily from the budgeting cycles of our customers. We expect this seasonality to continue in the future. Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If our operating results are below the expectations of investors or securities analysts, the price of our common stock could decline.

DEPENDENCE UPON STRATEGIC ALLIANCES

We depend on strategic relationships and business alliances for continued growth of our business. Our development, marketing and distribution strategies rely increasingly on our ability to form strategic relationships with third parties. These relationships range from OEM and distribution relationships with companies like Hewlett-Packard, DataCard and A.B. Dick to cooperative marketing programs and joint customer seminars with software companies. In certain of these relationships, the third party is not contractually committed to make any particular level of purchases from Indigo and can, effectively, terminate the relationship at will. Divergence in strategy or change in focus by, or competitive product offerings by, any of these companies may interfere with our ability to develop, market, sell or support our products, which in turn could harm our business. Further, if these companies enter into strategic alliances with other companies or are acquired, they could reduce their support of our products. Our existing relationships may be jeopardized if we enter into alliances with competitors of our strategic partners. In addition, one or more of these companies may use the information they gain from their relationship with us to develop or market competing products.

ABILITY TO MANAGE GROWTH

If we are unable to manage our growth, our business may be harmed. Since the initial introduction of our Digital Offset Color presses in 1993, Indigo has experienced periods of rapid growth as well as contraction, placing a significant strain on its management, manufacturing operations and other resources. In anticipation of increased demand for the Company's products, the Company's work force expanded significantly in 1994 and the first half of 1995. This expansion proved to be unjustified in light of the slower than anticipated growth in sales. As a result, in the fourth quarter of 1995, and during the course of 1996, a significant number of employees were terminated. The slower than expected growth of the Company's market in 1995 and 1996 resulted in an imbalance in the Company's revenues and expenses. In February 1997, the Company announced an additional management restructuring and recorded a restructuring charge of $3.2 million in the first quarter of 1997 to reflect these changes. In late 2000 and early 2001, Indigo significantly expanded its work force, especially in the areas of research and development, in light of the three-part alliance that it entered into with the Hewlett-Packard Company. If we cannot manage this growth effectively, our business, competitive position, operating results and financial condition could suffer.

DEPENDENCE UPON KEY PERSONNEL

The success of our business depends on the efforts and abilities as well as the continued services and performance of our senior key personnel. We do not have long-term employment agreements with most of our key personnel. The loss of any of our executive officers or other key employees could hurt our business. If we cannot hire qualified personnel, our ability to manage our business, develop new products and increase our revenues will suffer. We believe that our ability to attract and retain qualified personnel at all levels in our organization is essential to the successful management of our growth. In particular, our ability to achieve revenue growth in the future will depend, in large part, on our success in expanding our direct sales force and in maintaining a high level of research and development, training and customer support. There is substantial competition for experienced personnel in the fields in which we work. If we are unable to retain our existing key personnel or to attract and retain additional qualified individuals, we may from time to time experience inadequate levels of staffing. As a result, our growth could be limited due to our lack of capacity to develop our products and market them to our customers.

OPERATIONS IN ISRAEL

Because our research and development and manufacturing operations are located in Israel, we may be affected by volatile economic, political and military conditions in that country and by restrictions imposed by that country on the transfer of technology. Our operations depend on the availability of highly-skilled and relatively low-cost scientific and technical personnel in Israel. Our business also depends on trading relationships between Israel and other countries. In addition to the risks associated with international sales and operations generally, our operations could be adversely affected if major hostilities involving Israel should occur or if trade between Israel and its current trading partners were interrupted or curtailed. These risks are compounded due to the restrictions on our ability to manufacture or transfer outside of Israel, without the prior written consent of the Government of Israel, certain technology developed under research and development grants from the Government of Israel. If we are unable to obtain the consent of the Government of Israel, we may not be able to take advantage of strategic manufacturing and other opportunities outside of Israel. We have, in the past, obtained royalty-bearing grants from various Israeli governmental agencies. In addition, we participate in special Israeli governmental programs that provide significant tax advantages. The loss of or any material decrease in these tax benefits could negatively affect our financial results.

The Company's costs of operations have also been affected by increases in the cost of its operations in Israel, resulting both from appreciation of the Israeli shekel relative to the United States dollar in certain periods and devaluation of the Israeli shekel at rates insufficient to offset cost increases in others, and from increases in the cost of attracting and retaining qualified scientific, engineering and technical personnel in Israel, where the demand for such personnel is growing rapidly with the expansion of high technology industries in that country. Continuation of such trends could have a material adverse effect on our future results of operations.

FOREIGN CURRENCY FLUCTUATIONS

Our financial results may be negatively impacted by foreign currency fluctuations. Our operations throughout the world are generally transacted through our international sales subsidiaries. As a result, these sales and related expenses are denominated in currencies other than the U.S. Dollar. Because our financial results are reported in U.S. Dollars, our results of operations may be harmed by fluctuations in the rates of exchange between the U.S. Dollar and other currencies, including: a decrease in the value of European currencies relative to the U.S. Dollar, which would decrease our reported U.S. Dollar revenue, as we generate revenues in these local currencies and report the related revenues in U.S. Dollars; and an increase in the value of European or Israeli currencies relative to the U.S. Dollar, which would increase our sales and marketing costs in these countries and would increase research and development costs in Israel. We attempt to limit foreign exchange exposure through operational strategies and by using forward contracts to offset the effects of exchange rate changes on intercompany trade balances. This requires us to estimate the volume of transactions in various currencies. We may not be successful in making these estimates. If these estimates are overstated or understated during periods of currency volatility, we could experience material currency gains or losses.

VOLATILITY OF STOCK PRICE

The price of our common stock may fluctuate significantly, which may result in losses for investors and possible lawsuits. The market price for our common stock has been and may continue to be volatile. For example, during the 52-week period ended March

20, 2001, the closing prices of our common stock as reported on the Nasdaq National Market ranged from a high of $9.00 to a low of $2 15/16. We expect our stock price to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include: actual or anticipated variations in our quarterly operating results; announcements of technological innovations or new products or services by us or our competitors; announcements relating to strategic relationships or acquisitions; changes in financial estimates or other statements by securities analysts; changes in general economic conditions; conditions or trends affecting the printing industry; and changes in the economic performance and/or market valuations of other hi-tech companies. Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts at some time in the future, and our stock price could decline as a result. In addition, the stock market has experienced significant price and volume fluctuations that have particularly affected the trading prices of equity securities of many hi-tech companies, including the equity securities of the Company. These fluctuations have often been unrelated or disproportionate to the operating performance of these companies.

PRODUCT PROTECTION AND INFRINGEMENT

If we fail to adequately protect our proprietary rights and intellectual property, we may lose valuable assets, experience reduced revenues and incur costly litigation to protect these rights and property. We rely on a combination of patents, copyrights, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We currently have over 550 issued and pending patents. We will not be able to protect our intellectual property if we are unable to enforce our rights or are unable to detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products that compete with ours. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. The Company also relies, to some extent, on unpatented trade secrets. It is our policy to have employees sign confidentiality agreements, to have selected parties sign non-competition agreements and to have third parties sign non-disclosure agreements. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information or to our trade secrets. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation like this, whether successful or unsuccessful, could result in substantial costs and diversions of our management resources, either of which could seriously harm our business. Third parties could assert that our products and services infringe their intellectual property rights, which could expose us to litigation that, with or without merit, could be costly to defend. We may from time to time be subject to claims of infringement of other parties' proprietary rights. We could incur substantial costs in defending ourselves and our customers against these claims. Parties making these claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to sell our products in the United States and abroad and could result in an award of substantial damages against us. In the event of a claim of infringement, we may be required to obtain licenses from third parties, develop alternative technology or to alter our products or processes or cease activities that infringe the intellectual property rights of third parties. If we are required to obtain licenses, we cannot be sure that we will be able to do so at a commercially reasonable cost, or at all. Defense of any lawsuit or failure to obtain required licenses could delay shipment of our products and increase our costs. In addition, any such lawsuit could result in our incurring significant costs or the diversion of the attention of our management.

PRODUCT LIABILITY

Defects in our products may subject us to product liability claims and make it more difficult for us to achieve market acceptance for these products, which could harm our operating results. Our products may contain errors or "bugs" that may be detected at any point in the life of the product. Any future product defects discovered after shipment of our products could result in loss of revenues and a delay in the market acceptance of these products that could adversely impact our future operating results.

REGULATORY MATTERS

Our presses and consumable products are subject to a variety of regulations throughout the world, including those relating to product safety, environmental protection and hazardous materials. Though we believe that we are currently in material compliance with all such regulations that apply to our products in our principal markets, the areas of product safety and environmental regulation are quickly evolving ones and there can be no assurance that certain jurisdictions will not adopt regulations in the future with which we will not be able to comply or with which we will be able to comply only at significant cost. Such a development could have a material adverse affect on Indigo and its financial condition as well as upon the marketing, sale and use of its products.

GENERAL ECONOMIC CONDITIONS

Our future operating results and financial condition might be adversely affected should economic instability result in widespread slowdown or recessionary conditions in major world markets, or in severe trade or currency disruptions. The trading price of our shares may be affected by the factors noted above as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology and government contracting businesses, and particularly publicly- traded companies such as Indigo, tend to exhibit a high degree of volatility. These factors contribute to the volatility of the trading value of its shares regardless of the Company's long-term prospects. The trading price of the Company's shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies, and Indigo's industry in particular, which may not have any direct relationship with our business or prospects.

HISTORICAL LOSSES AND POSSIBILITY OF FUTURE LOSSES

Although we have had profitable quarters since commencing operations, we have not yet had a profitable fiscal year. We have had net losses for the years ended December 31, 1998, 1999 and 2000 of approximately $5.1 million, $1.4 million, and $11.6 million, respectively. For these periods, the Company has also incurred negative cash flow from operations. There can be no assurance that we will not continue to experience losses in 2001 and beyond. Although there can be no assurances that this will be the case, the Company does expect to be able to meet its funding requirements through 2001 from existing cash, cash equivalents, marketable securities and the financings concluded to date.

NEW TECHNOLOGY; PRODUCT DEVELOPMENT AND DIFFICULTIES

The likelihood of our success must be considered in light of the difficulties and delays frequently encountered - and which we have encountered - in connection with the development of new technologies and related products. Market and customer acceptance of our presses depends, among other things, on their operational performance. We and certain of our customers have, in the past, encountered certain operational problems with the presses, including problems relating to the press's paper-handling capabilities, contamination of inks and durability and consistency of the photo imaging plates. Our product development group has focused significant efforts on, and has had success in, improving the reliability and productivity of our presses and imaging products. Although our product development group continues to devote much time and efforts on such improvements, there can be no assurance that we will continue to be successful in these endeavors. Further, there can be no assurance that we will not encounter additional problems in the future.

CONTINUED SIGNIFICANT RESEARCH AND DEVELOPMENT EXPENDITURES

The development of our Digital Offset Color printing technology has required, and will continue to require, significant research and development expenditures. We are continuing to address issues relating to quality control and manufacturing that have had a negative impact, in the past, on product acceptance among our customers. In particular, we have addressed these issues through the development of new products and new enhancements for existing products. We also realize that future sales of certain of our industrial printing presses will be dependent upon our ability to develop, independently and through relationships with strategic partners, commercial applications for such presses. Any failure to anticipate or respond adequately to changes in technology or customer preferences, or to any significant delays in product development or introduction, would have a material adverse effect on our business.

SLOWER THAN EXPECTED MARKET DEVELOPMENT

During the second half of 1995 and throughout 1996, we found that the level of our shipments fell below both market and internal expectations. We attributed this to a number of factors, including (i) the slower than expected development of our customers' markets for digitally-printed products, which resulted in fewer successful customers who might encourage others to buy our products, (ii) technical difficulties with our presses and imaging products that resulted in low utilization, and (iii) concerns of potential customers regarding our financial stability due to our history of losses. Though the reliability of our products has improved significantly since such period, as has our overall financial condition, and our customers are progressively increasing their overall utilization rates and reaching profitability, customers did not achieve success with our products as rapidly as had been anticipated. As a result, we have intensified our focus on market development and customer support in an effort to strengthen the success of our customers. These steps included expansion of our sales force and investing in lead generation programs, sales management tools and advertising and public relations campaigns, customer training and seminars, the development and marketing of new applications and the establishment of strategic relationships with personalization software vendors. There can be no assurance that we will be successful in our attempts to accelerate the penetration of our markets and the success of our customers. Failure of such markets to develop, or of our customers to succeed, will have a material adverse effect on Indigo.

REVENUE RECOGNITION

Revenue from product sales to customers is currently recognized upon installation, provided that collectability is reasonably assured, our obligations are considered insignificant and the cost of these obligations can be reliably estimated. Sales of products that do not initially meet the criteria for recognition are recognized on the date when all criteria are met. We provide for returns and allowances based on historical experience.

For sales to leasing companies for lease to third party end-users, revenue is recognized when the obligations that we retain are insignificant, all risks of ownership have been transferred from us and there are no uncertainties regarding customer acceptance. We provide for estimated potential loss on these obligations at the time the sale is recognized. In certain leasing transactions, the leasing company is obligated to pay us an amount in excess of the purchase price of the equipment if the third party performs fully under the leasing arrangement. The additional revenue is recognized when realized.

PENDING LITIGATION

One of Indigo's Israeli subsidiaries is party to a dispute regarding the amount of rent payable pursuant to a long-term lease for a tract of land adjacent to Indigo's manufacturing facilities in Nes-Ziona, Israel. The dispute involves issues of contract interpretation and real estate appraisal. Arbitration proceedings commenced in March 1998, and in August 1999 the arbitrator issued his decision, which was invalidated by the Tel Aviv District Court in June 2001. In July 2001, the landlord petitioned Israel's Supreme Court for permission to appeal the District Court's ruling and in October 2001, Indigo's subsidiary filed its response to such petition. A hearing on the petition has been scheduled for September 2002. In the event that the parties are unable to resolve the dispute amicably, we intend to continue to defend the claim vigorously, since we believe that the amount of rent sought by the landlord is unreasonable and not supported by the terms of the lease. A decision by the new arbitrator in favor of the landlord's position or our inability to conclude the dispute on terms favorable to us might have a material adverse effect on our financial condition.

DEPENDENCE ON KEY PRODUCTS

We are dependent on the success of our Digital Offset Color presses and related consumable products to achieve profitability. In addition to manufacturing and selling presses, we manufacture and sell certain imaging products, including ElectroInk products, Photo-Imaging Plates, and Blankets, all of which are essential to the operation of our presses. Though we had always anticipated that a significant portion of our revenues would be generated from sales of such consumable products, our actual revenues from sales of consumable products have, throughout our history, due to the slower than expected development of the short-run color printing market as well as the lower than expected operational efficiency of the machines sold, been lower than originally expected. There can be no assurance that all of these problems will be solved, or that revenues from consumable products will continue to increase in the future. At present, there are no known alternative suppliers of products that can readily substitute for our consumables. However, there can be no assurance that substitute consumable products will not be developed and offered for sale by others in the future. If such substitute consumables are developed and offered for sale by others in the future, or if sales of our presses and related consumables do not increase significantly, there would be a material adverse effect on our business.

COMPETITION

The printing equipment industry is highly competitive, and many of the industry participants possess greater management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We believe that our ability to compete depends on factors both within and outside of our control, including the performance and acceptance of our Digital Offset Color presses and any new or related products that we introduce, as well as the successful manufacturing, marketing, distribution and customer support of our products. Although, to our knowledge, no competitor has developed liquid ink-based Digital Offset Color printing technology to produce high quality color documents in a cost-effective manner for short-run color printing, certain competitors have developed color printing products that target the short-run color printing market and thereby compete with our presses. These competitors have substantially greater financial, distribution, management and other resources than we do. There is no assurance that competitors will not develop additional products, utilizing existing or new technology, that are competitive in price and/or performance with our presses, and there can be no assurance that we could compete effectively with any such products and their distribution channels.

TAX RISKS

We are subject to the risk of increased taxes. We have structured our operations in a manner designed to maximize income in Israel where tax rate incentives have been extended to encourage foreign investment. Our taxes could increase if these tax rate incentives are not renewed upon expiration or tax rates applicable to us are increased. Tax authorities could challenge the manner in which profits are allocated among us and our subsidiaries, and we may not prevail in any such challenge. If the profits recognized by our subsidiaries in jurisdictions where taxes are lower became subject to income taxes in other jurisdictions, our worldwide effective tax rate would increase.

In addition, under Israeli law, entities located outside of Israel may, if they are managed and controlled in Israel or by an Israeli resident, be subject to tax in Israel on their income. The Israeli income tax authorities have determined, pursuant to a ruling, that the taxable income of the Landa Family Trust's non-Israeli assets (which include Indigo and its subsidiaries outside of Israel) be quantified and limited to an annual management fee of between $200,000 and $500,000 per annum, payable in Israel, which sums relate to the management and control over such companies and assets by members of the Landa family. The Israeli Tax Ruling further provides that (i) the Landa Family Trust will not be deemed an Israeli resident for purposes of Israeli income tax, even if certain members of the Landa family, who are beneficiaries under the Landa Family Trust, reside or may reside in Israel, and (ii) investments by the Landa Family Trust will be considered foreign for purposes of Israel's incentive laws. Although the Israeli Tax Ruling is not legally binding on the Israeli tax authorities, we believe that such ruling will be honored because, although few such rulings have been issued, it appears to be the policy of the Israeli tax authorities to honor such rulings, in the absence of fraud. However, no assurance can be given that such rulings will remain in effect or continue to be honored. If the Israeli Tax Ruling were revoked or were not honored, then Indigo and its non-Israeli subsidiaries might become subject to company tax in Israel. Further, some of the tax benefits that are presently afforded to the Approved Enterprise of the Company's Israeli manufacturing subsidiary, Indigo Electronic Printing Systems Ltd. ("IEPS"), might no longer be available to IEPS. Those tax benefits include, among others, a reduction in the Israeli corporate tax rates applicable to Approved Enterprises from 25% to 10%, and an extension of the period of the lower Israeli corporate tax rate from three years up to eleven years following the first four years of exemption from the first year in which IEPS earns taxable income from its Approved Enterprise (subject to certain limitations as to the maximum length of benefit period). An "Approved Enterprise" is defined, under the Law for the Encouragement of Capital Investments, 1959, as a capital investment in a production facility, which is designated as an Approved Enterprise, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel. In addition, the foregoing and other tax benefits might not be available, or might be reduced substantially, if IEPS were to fail to qualify as an "Industrial Company," which is defined as an enterprise whose major activity during the tax year is industrial manufacturing activity, or as an Approved Enterprise, or if the level of foreign ownership of IEPS (without regard to the Israeli Tax Ruling) were to be reduced below 90%. The loss of the foregoing benefits would, and the reduction of the foregoing benefits might, have a material adverse effect on us.

Because all of our intellectual property rights are owned or otherwise held by Indigo N.V., IEPS, which manufactures our presses and consumable products and sells them to affiliates and to third parties, pays royalties to Indigo N.V. Under the tax convention currently in force between The Netherlands and Israel, Israeli withholding tax on such royalty payments is reduced from 25% to 5%. Indigo, however, would not be eligible for the benefits under the convention if it were considered a resident of Israel, or if it were deemed not to be a resident of The Netherlands (e.g., by reason of lack of sufficient economic substance in The Netherlands), or if it were deemed to be based in The Netherlands primarily for reasons related to the availability of such benefits and not for valid business reasons. The loss of the foregoing benefits would, and the reduction of the foregoing benefits might, have a material adverse affect on us.

DEPENDENCE UPON SOLE AND LIMITED SUPPLIERS

Certain components and sub-assemblies used in our presses and consumable products are currently available only from sole sources (including an essential component of the printing blankets, purchased from Reeves S.p.A.) and other components and sub-assemblies are currently available from only a limited number of sources. We employ many unaffiliated subcontractors to manufacture most of the components and sub-assemblies for our products. We have, in the past, experienced delays in obtaining timely deliveries of certain components and sub-assemblies, although such delays have not had a material adverse effect on our results of operations. While, in recent years, we have been able to obtain, on a timely basis, adequate supplies of components, sub-assemblies and raw materials used in the manufacture of our consumable products, and have experienced no material problems with our subcontractors, our failure to develop alternative sources for certain such components, sub-assemblies or raw materials on a timely basis, if and as required, or to obtain sufficient sole-source or limited-source components, sub-assemblies or raw materials on a timely basis, could result in delays or reductions in product shipments and/or in decreases in sales of consumable products, which could have a material adverse effect on our operating results. We have established a procedure to ensure that the components, sub-assemblies and raw materials provided by our subcontractors and suppliers and used in the manufacture of our products meet our specifications and quality standards. However, because of the large number of subcontractors, suppliers, components, sub-assemblies and raw materials, there is no assurance that we will be able to ensure that all such parts, components, sub-assemblies and raw materials will continue to satisfy our quality standards and delivery requirements.

CONCENTRATION OF OWNERSHIP

Approximately 43.9% of Indigo's voting stock is owned, in the aggregate, by entities that are owned by a foundation (the "Landa Family Trust") established mainly for the benefit of the Landa family, which includes Mr. Benzion Landa, founder, Chairman of the Board and CEO of Indigo. Approximately 23.5% of the voting stock of the Company is owned, in the aggregate, by S-C Indigo C.V., a Netherlands Antilles limited partnership, the general partner of which is controlled by Purnendu Chatterjee (a member of Indigo's Supervisory Board) and a limited partner of which is controlled by George Soros. An additional 13.4% is owned by Hewlett-Packard Company. The Landa Family Trust, S-C and HP are able to elect a majority of the members of Indigo's Supervisory and Management Boards and to determine the outcome of all material corporate actions requiring shareholder approval, regardless of how other shareholders of Indigo may vote.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

Sales of a substantial number of Common Shares by Indigo's major shareholders in the public market could have an adverse effect on the market price of the stock. Pursuant to registration rights agreements among Indigo and its major shareholders, the Landa Family Trust has an unlimited number of demand registration rights with respect to all of the common shares that it holds while S-C has two demand registration rights with respect to certain shares that it holds. In addition, HP has two demand registration rights with respect to all of the shares that it purchased from Indigo in 2000.

NO ANTICIPATED DIVIDENDS ON COMMON SHARES

Indigo's Board does not currently anticipate authorizing the payment of any dividends on the common shares in the foreseeable future.

DILUTION

We currently have outstanding (i) 3,917,999 Series A Warrants that expire on May 6, 2003, and are exercisable at a price of $7.00 per warrant; (ii) 1,333,344 Series C Warrants that expire on March 4, 2004 and are exercisable at a price of $6.30 per warrant; and (iii) 593,333 Series C Warrants that expire on June 10, 2004, and are exercisable at a price of $6.30 per warrant. At the time of the exercise of these warrants, the holders of Common Shares will experience dilution. See "Item 7. Major Shareholders and Related Party Transactions; B. Related Party Transactions - Financings - 1997 Private Placement."

In addition, in connection with the settlement of several shareholder class action lawsuits, Indigo issued 2,000,000 Settlement Warrants in April 1999. The exercise price of the Settlement Warrants is $7.50 per share and they expire in October 2001. At the time of the exercise of the Settlement Warrants, the holders of Common Shares will experience dilution.

As of December 31, 2000, Indigo had granted, pursuant to employee stock option plans, in the aggregate, net of canceled options, approximately 15.7 million options. Approximately 4.5 million options had been exercised as of December 31, 2000, and nearly all of the Common Shares underlying such options have been sold. Approximately 2.6 million options are held by the Company's officers and directors, of which approximately 1.5 million are exercisable as of June 30, 2001. Exercise prices for the options granted range from $0.87 to $45.75 per Common Share.

In September 2000, we issued an acquisition warrant to Hewlett-Packard Company to purchase 14,814,815 common shares at a price of $6.75 per share in the event that HP acquires Indigo. The acquisition warrant expires in October 2004. In addition, HP received a performance warrant to purchase 12 million common shares at a price of $6.75 per share. The performance warrant vests at the rate of 2 million shares for every $100 million of revenue we receive from HP. The vesting period ends in October 2006 and the exercise period for the vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008. See "Item 7. Major Shareholders and Related Party Transactions; B. Related Party Transactions - Hewlett-Packard Transaction."

NON-APPLICABILITY OF TAX CONVENTION WITH UNITED STATES

Under the tax convention between The Netherlands and the United States, the rate of withholding on U.S.-source royalty income is reduced from 30% to 0% and the rate of withholding on dividends from a U.S. corporation to a Dutch corporation owning at least 10% of its voting power is reduced from 30% to 5%. Indigo may not currently qualify for the benefit of this convention. Accordingly, it may be subject to 30% withholding on U.S.-source royalty and dividend income and a 39.6% tax on "undistributed personal holding company income" (which, with regard to royalty income, would equal U.S.-source royalty income reduced by related expenses and U.S. and Netherlands' taxes on such income). We do not currently expect to receive significant U.S.-source royalty or dividend income. We believe that, in the event we were to expect to receive significant U.S.-source royalty or dividend income at a time during which we did not believe that we were entitled to the benefits of the convention, we would attempt to restructure our operations to become eligible for the benefits of the convention or to become listed on the New York Stock Exchange, which, depending upon the annual volume of trading on such exchange, could result in the benefits of the convention becoming available. However, no assurances can be given that Indigo would become eligible for the benefits of the tax convention or would become listed on the New York Stock Exchange. If, contrary to our expectations, we do receive a significant amount of U.S.-source royalty or dividend income, we would become subject to significant additional tax if we are not eligible for the benefits of the convention, which tax could adversely affect our results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Indigo N.V. was incorporated in The Netherlands in 1977 under the name Spectrum Sciences B.V. It is a Netherlands corporation (naamloze vennootschap), established under Book 2, Articles 64-69 of the Dutch Civil Code. The address of its registered office is Limburglaan 5, 6221 SH Maastricht, The Netherlands, and its telephone number is 31-43-356-5656.

Since 1997, Indigo's main capital expenditures have been related to the development and marketing of its new products, in particular, the internal infrastructure required for the UltraStream press. See "B. Business Overview - Products - Commercial Printing Products." The Company's most significant current capital expenditures relate to the expansion of its ink plant in Israel.

B. BUSINESS OVERVIEW

Indigo N.V. and its subsidiaries (collectively, "Indigo") develop, manufacture, market and service proprietary Digital Offset Color(TM) printing presses used in the production of on-demand, short-run color digitally-printed products. Indigo's main products are digital color printing presses targeted at the commercial, industrial and photographic markets. Indigo also sells proprietary imaging products (consumables) essential to the operation of its presses, including ElectroInk(R) products, photo imaging plates ("PIPs") and image transfer blankets. Indigo also manufactures a number of presses that are marketed through OEM channels. Indigo owns over 550 issued and pending patents throughout the world, of which certain key patents have a remaining life of approximately five to fifteen years.

INDUSTRY BACKGROUND

Throughout the 500-year history of printing, the common element in virtually all printing processes has been the use of liquid ink. Liquid ink printed images are of high resolution and brilliant color.

Direct Printing

The first printing presses used a process called letterpress, in which blocks of relief characters were inked with a liquid ink and then pressed against paper to produce a printed page. With each pressing, or impression, the same image was duplicated over and over again. Today, letterpress has been largely supplanted by lithography. Lithography replaces the blocks of relief characters with a smooth-surfaced sheet of metal or plastic on which an image is chemically formed in such a way that only the image areas accept the ink; the background areas repel the ink. These lithographic images were originally transferred directly to paper.

Offset Printing

Since the turn of the century, direct lithographic printing has been largely replaced by the offset process. Offset printing first transfers the liquid ink image to a rubbery surface, called a blanket, which then offsets the image to paper and provides very high quality printing on a broad range of paper stocks. The combined properties of liquid ink and the offset process have led to today's high standard of printing quality. Nonetheless, printing has remained essentially a mechanical process capable only of duplicating the same image, page after page. In addition, there are many complex and labor-intensive stages involved in the printing process. Although recently the pre-press phase of the printing process has become computerized, the mechanical nature of printing has remained fundamentally unchanged for decades. Moreover, the cost of film separations, printing plates and proofing, as well as the lengthy press set-up time, render offset color printing an expensive, complicated, labor-intensive task. Because of the complex steps involved in the conventional printing process, each printing job, whether small or large, involves substantial set-up time and costs. When this high initial cost is spread out over a long print run, the cost per page can be economical. For short runs, however, the cost is often prohibitive.

Electronic Printing -- Xerography

Xerography, invented over fifty years ago, is a dynamic printing process whereby, unlike offset printing, a new image can be printed on each successive page. In the xerographic process, the electrostatic image is developed with a powder toner rather than traditional liquid ink. This powder toner image is then transferred to paper, on which the toner is melted or fused. Over time, advances have been made in the xerographic process, including the improvement of image quality, the ability to use a variety of papers, the increase in the speed of printing, the decrease in the cost per page and the ability to produce color images. However, the images resulting from xerography's use of powder particles are of relatively low resolution and have poor gloss uniformity and edge sharpness compared to offset lithography, which utilizes liquid ink. As a consequence, while powder toner xerography has dominated the office copying and office printing markets, it has not been able to compete effectively with offset printing in the color printing market.

Short-Run Color Printing

Short-run color printing is often regarded in the printing industry as run lengths ranging from fewer than 500 to up to several thousand copies. Because of the high cost-per-copy of short-run color printing using the conventional offset method, the use of short-run color printing has been limited. Indigo believes that the potential market demand for short-run color printing is significant, and that, as the market develops, it will be satisfied through electronic printing products capable of producing high quality color printing, on demand.

Personalized Printing

Personalized printing, where the content of the page, image or text is changed from one page to the next, has been limited in use. Conventional printing is inherently limited in this area, and xerographic or ink-jet printers are limited to low-quality black and white personalized printing. With the introduction of digital color presses, high-quality full-color printing has become possible. Indigo believes that the potential market demand for personalized color printing is significant and that, as the market develops, its demands will be satisfied by electronic printing products capable of producing high-quality printing on-demand.

Packaging and Decorative Printing

In 1994, Indigo identified the packaging business as an opportunity for expansion and diversification of its business. This market includes the packaging and decoration of materials designed to merchandise, protect and preserve a wide variety of consumable and non-consumable products. Indigo developed the Indigo Omnius press to target the packaging and decorative printing markets, for which the United States, Europe and Japan are regarded as the three key geographical markets. Variations of the Omnius press are currently sold as the Omnius WebStream and Omnius MultiStream presses.

Digital Card Printing

During 1997, Indigo identified the card-printing market as an additional opportunity for the expansion and diversification of its business. This market includes printing on various types of plastic for the production of cards. Indigo developed the Indigo Omnius CardPress to target the card-printing markets, which, geographically, are predominantly in Europe and the United States. In 1999, we granted exclusive worldwide distribution rights to this plastic card printing press to DataCard Corporation under a joint venture agreement.

Digital Offset Color Printing

Indigo's electronic printing process, called Digital Offset Color, combines high performance digital imaging technology with a liquid ink offset printing process, merging the benefits of on-demand electronic printing with the qualities of offset printing.

As in conventional offset printing, Digital Offset Color printing transfers the ink image from the imaging surface to a blanket, and from the blanket to paper. However, unlike conventional offset printing, Digital Offset Color printing creates a new ink image with each impression and leaves no residual ink on the blanket. This complete transfer is enabled by ElectroInk, Indigo's proprietary liquid ink, which has a high degree of cohesiveness during transfer. The unique features of the Digital Offset Color printing system include:

      -     ElectroInk, a dispersion of tentacle-shaped pigmented particles; and

      - a heated blanket to which the ElectroInk image is transferred. The heated blanket transfers the ElectroInk image to the paper, where the ink forms a dry film and sets immediately. Since the entire ink image is transferred to paper, the blanket can receive a different image with each revolution of the printing cylinder. In addition, Indigo's automatic "on-the-fly" ink color switching technology enables each revolution to print not only a new image, but each one in a different color.

Indigo's presses can produce color printing jobs directly from digital files. Unlike conventional offset printing, which requires film separations, printing plates, complex ink balance or registration adjustments, and other customary make-ready procedures, Indigo's presses can economically print short-run jobs, on-demand. In addition, unlike conventional printing, in which one set of printing cylinders is required for each color, Indigo's presses use one set of cylinders for all colors. Indigo offers four-color printing to all its customers and offers an option of six-or seven-color printing for certain model presses.

Indigo's sheet-fed presses target the short-run and on-demand color printing market. Many color printing jobs that are presently produced in longer runs, such as product brochures and promotional materials, may be printed more effectively on an Indigo press as multiple, on-demand, short-run jobs. By printing on-demand, users can make last-minute changes in order to update, modify or customize the finished product. Indigo believes that this feature, unique to digital printing, allows customers to respond promptly to commercial opportunities and, simultaneously, obviates the need for customers to maintain a large inventory of printed materials. In addition, the advent of the Indigo presses gives rise to entirely new printed products which, if printed conventionally, would not be economically feasible. These new products range from customized color text books to individually-targeted catalogs.

Economic Advantages

Because Indigo's presses significantly reduce the expensive materials, set-up costs and highly-skilled labor associated with conventional printing, the Indigo presses make short-run color printing more economical.

      - No Films or Plates. Electronic data is received directly from the pre-press system. No film separations or printing plates are required.

      -     No Proofing. On-demand single prints eliminate the need for proofs.

      - No Traditional Press Make-Ready. Registration is automatic and color balance is electronic.

      - Minimal Operator Training. Although the Indigo presses require an operator specially trained and proficient in the operation of the machine, no special color printing skills are required of the operator, unlike conventional color printing.

PRODUCTS

PRINTING PRESSES

Indigo's printing presses can be divided into several product families:

      -     Commercial Printing

      -     Industrial Printing

      -     Photographic Printing

      -     OEM Products

Commercial Printing Products

- The Indigo e-Print Pro+, launched in 1999, is a four-color low-cost, entry-level press, suitable for simple digital printing applications such as short runs, on-demand and proofing, at low to medium printing volumes. Features such as electronic collation and automatic duplex printing are optional.

- The Indigo TurboStream, which was introduced in early 1998, adds high value applications such as electronic collation, versioning and personalization, and a six-color printing capability.

- The Indigo UltraStream 2000, a sheet-fed single-engine press, is designed for high volume printing and applications requiring a seven-color capability. Automatic duplex printing is optional.

- The Publisher 4000 is a twin-engine digital web press, capable of handling even lightweight papers, for the mid-volume commercial printing, publishing and direct mail markets. Automatic duplex printing is standard.

- The Publisher 8000 is a four-engine web press and is suited to mainstream commercial printing, publishing and high volume direct mail markets. Automatic duplex printing is standard. We currently expect that the Publisher products will be commercially available in the second half of 2002.

Industrial Printing Products

- The Omnius WebStream family of One-Shot Color presses, the Omnius WebStream 50, the single-engine WebStream 100, the twin-engine WebStream 200 and four-engine WebStream 400, bring on-demand color printing to the main packaging and labelling markets, including food, beverage, pharmaceutical and personal care products in virtually any packaging medium, including self-adhesive labels, flexible film, folding carton and selected plastics. We currently expect the new WebStream products to be commercially available in 2002.

- The Omnius MultiStream uses Indigo's One-Shot Color technology to print on plastic sheets for the production of specialty products, such as graphic attachments, mousepads, and panels for appliances, computers, switches, keypads, and dials.

Photographic Printing Products

Indigo's Photo-e-Print products offer high quality and high speed, combined with low cost per print, to the photofinishing labs. The Photo-e-Print product range includes products for retail and professional photographic labs, as well as centralized wholesale photofinishing operations. We do not expect these products to be commercially available before 2002.

- The Photo-e-Print ProLab operates at a process speed of 120 feet per minute. It produces cut sheet prints in different cut lengths (up to 18"), with up to 680 prints per hour of maximum format size (12"x18"). The ProLab is targetted at professional labs for printing portraits and for other professional applications.

- The Photo-e-Print MetroLab operates at a process speed of 120 feet per minute. It produces cut prints in standard formats (e.g., 3"x5", 4"x6", etc.). Operating at a speed of up to 5,440 4"x6" cut prints per hour, the printer is targeted at high-end minilabs and citylabs.

- The Photo-e-Print CentroLab 5K produces rolls of various strand (e.g., 3", 4", 5", 6", etc.) at a speed of up to 5,440 prints per hour. The printer is targeted at medium volume central labs and wholesalers.

- The Photo-e-Print CentroLab 10K operates at a process speed of 240 feet per minute and is targeted at high volume central labs and wholesalers. It produces rolls of various strand widths at a speed of up to 10,880 prints per hour.

- The Photo-e-Print CentroLab 20K, a twin-engine printer, produces similar output formats as the CentroLab 10K, at double the speed. Targeted at very high volume central labs and wholesalers, it prints at a speed of up to 21,760 4"x6" prints per hour.

OEM Products

- Indigo also manufactures products that are offered through its OEM channels:

- The Datacard CardPress uses the Indigo engine to print on plastic cards, and is exclusively marketed on a worldwide basis by Datacard, a leading manufacturer of card-printing presses, under our joint venture agreement with Datacard.

- The A.B. Dick Colour is an entry-level digital press for small commercial printers, and is sold by A.B. Dick Company throughout North America and parts of Western Europe, under our OEM agreement with A.B. Dick.

- The Indigo-Kammann K15 Digital press prints digitally in all mainstream disc formats, including audio CDs, CD-ROMs and DVDs, and was developed by Werner Kammann Maschinenfabrik together with Indigo.

- The HP 6600 Digital Press, based on the Indigo TurboStream press, is sold by Hewlett-Packard as part of its OEM relationship with Indigo. HP launched this product in June 2001.

The following chart provides some important information about our presses:

                INDIGO COMMERCIAL AND INDUSTRIAL PRINTING PRESSES

                                                                      ------------------------------------
                                                                                      SPEED
-------------------------------------------------------------------------------------------------------------------------
    PRODUCT        SHEET/WEB    NUMBER   NUMBER OF       FORMAT       4-COLOR A3    4-COLOR A4    BLACK &     ANTICIPATED
                                  OF      COLORS                       IMAGES/HR    IMAGES/MIN     WHITE     AVAILABILITY
                               ENGINES                                  (OR A4        (4/0)      PAGES/MIN
                                                                         4/4)                       (A4)
-------------------------------------------------------------------------------------------------------------------------
E-PRINT PRO+         Sheet        1          4              A3           1000            34         136        immediate
-------------------------------------------------------------------------------------------------------------------------
TURBOSTREAM          Sheet        1          6              A3           1000            34         136        immediate
-------------------------------------------------------------------------------------------------------------------------
ULTRASTREAM 2000     Sheet        1          7              A3           2000            68         272        immediate
-------------------------------------------------------------------------------------------------------------------------
PUBLISHER 4000        Web         2          7       320 mm (12.6")      4000           136         272        late 2002
-------------------------------------------------------------------------------------------------------------------------
PUBLISHER 8000        Web         4          7       320 mm (12.6")      8000           272         544        late 2002
-------------------------------------------------------------------------------------------------------------------------
XB2                  Sheet        1          7              B2           4000           136         544      undetermined
-------------------------------------------------------------------------------------------------------------------------
MultiStream          Sheet        1          6              A3           1000            --          --        immediate
-------------------------------------------------------------------------------------------------------------------------
WebStream 50          Web         1          6       320 mm (12.6")       --             --          --        immediate
-------------------------------------------------------------------------------------------------------------------------
WebStream 100         Web         1          7       320 mm (12.6")       --             --          --          2002
-------------------------------------------------------------------------------------------------------------------------
WebStream 200         Web         2          7       320 mm (12.6")       --             --          --          2002
-------------------------------------------------------------------------------------------------------------------------
WebStream 400         Web         4          7       320 mm (12.6")       --             --          --      undetermined
-------------------------------------------------------------------------------------------------------------------------


POST-SALES ACTIVITIES

Imaging Products (Consumables)

Indigo manufactures and sells several imaging products essential to the operation of its presses, including ElectroInk products, PIPs and image transfer blankets. We distribute our imaging products to our customers, distributors and OEMs around the world.

ElectroInk Products

ElectroInk is Indigo's trademark for a unique, electrically-responsive liquid ink having a high degree of cohesiveness and rigidity during transfer. This cohesiveness and rigidity facilitate the efficient transfer of images to a range of selected paper stocks and other media. The unique properties of ElectroInk products assist in rendering high quality images, with brilliant colors, sharp edges and well-defined half-tones.

Although the raw materials comprising the ElectroInk formula are acquired from third-party vendors outside of Israel, the actual ink manufacturing process takes place at the Company's plant in Israel. In 1994, we entered into an agreement with Toyo Ink Mfg. Co., Ltd. regarding the manufacture of ElectroInk products in Japan and the distribution of ElectroInk products in Japan and certain other countries in the Pacific Rim. See " -- Patents, Licenses and Other Intellectual Property -- Licenses" below.

Photo-Imaging Plates

The Digital Offset Color printing process begins when the PIP is exposed by the laser writing head to information from electronic memory, thereby forming an image. The PIP's special properties facilitate the dynamic printing process of the Indigo presses, allowing the printing of a new and different image with each impression. Although the core material for the PIP is supplied by third party vendors, Indigo's plant in Israel carries out further processing steps that enable the use of the PIP in the presses.

Image Transfer Blankets

The image transfer blanket receives the ink image from the PIP and transfers it to the paper or other substrate, leaving no residual ink on the blanket. As a result of this complete transfer, which is enabled by ElectroInk, the blanket can receive a different image with each revolution of the printing cylinder. Although the substrate material of the blanket is furnished by a vendor, Indigo's manufacturing plant in Israel applies special coating layers to create the final blanket. The resilience of the blanket allows Indigo presses to transfer micron-thin ElectroInk images to the printing substrate, while preserving very high image sharpness.

SALES AND MARKETING

Indigo is committed to its original strategy of penetrating major segments of the commercial color printing market as well as industrial printing market segments, such as label and packaging printing, cards and CDs, and the photographic printing market. To this end, Indigo has adopted an aggressive marketing strategy aimed at strengthening its market leadership. The strategy focuses on Indigo's current market segments while seeking to broaden its direct and indirect sales channels.

Introducing unique product features with compelling benefits

Indigo continues to devote research and development resources to developing features that enhance the performance of its Digital Offset Color presses, or that differentiate its printing products from those of its competitors. This approach includes offering its presses to customers in various print environments.

In February 2000, Indigo unveiled a new generation of higher-productivity presses, such as the UltraStream 4000, WebStream and Publisher presses, aimed at the higher end of the commercial printing market, as well as other products targeted at additional market segments. In September 2000, Indigo showcased its Photo-e-Print family of photographic printers for the photofinishing market. See " -- Products" above.

Broadening and strengthening the customer base by exploring and pursuing new markets and fields of application

We hope to diversify our customer base by focusing on major accounts, with the potential for multi-unit placements. This includes, among others, the in-plant segment of the market and the growing "facilities management" market.

We take the initiative in identifying opportunities for repeat sales to customers whose high volume usage justifies an additional press. In addition, we hope to address new market segments with specific application needs.

Working with third parties to offer systems solutions to customers

We work with current and potential strategic partners, OEMs and customers to develop and offer complete system solutions. Among our OEMs are market leaders in various fields, including Hewlett-Packard, A.B. Dick, Datacard and Werner Kammann Maschinen Fabrik. We also cooperate with other market leaders, such as Adobe, Avery Dennison, Mactac and Mobil, through which we seek to provide systems solutions to our customers and to add value to our presses. We also cooperate with Internet-based print providers, and Internet-based printers, who both provide system solutions to customers as well as add value to our products.

Expanding distribution channels

We market and sell our presses, and related imaging products, primarily through our direct sales forces in the United States, Canada, the United Kingdom, The Netherlands, Germany, Belgium, France, Italy and Israel, and through national distributors throughout Scandinavia, Southern, Central and Eastern Europe, Latin America, the Far East, Africa and the Middle East as well as through dealer networks.

During 2000, Indigo increased its direct sales force to more than 120 and plans to continue to increase its sales force in the future in order to expand its market reach.

In September 2000, we entered into a three-pronged strategic alliance with Hewlett-Packard, which included a $100 million equity investment by HP in Indigo, a program for the joint development of future products and the distribution by HP of Indigo products as an OEM. In June 2001, HP launched the sale of the first such product, the HP 6600 Digital Press. See " -- Products" above and "Item 7. Major Shareholders and Related Party Transactions."

Penetrating the packaging and decorative printing markets by working with OEM partners and selling the Indigo Omnius press directly to customers

Indigo expects to continue to develop the Omnius-dedicated portions of its organization to focus on exploiting Indigo's unique capability to bring digital printing, either directly or through OEM partners, to various segments of the packaging and decorative printing industries.

Penetrating the photofinishing market

Indigo expects to penetrate the photofinishing market by offering its line of Photo-e-Print products, which are capable of digitally printing photographs. With the continuing increase in the use of digital cameras and Internet-based photofinishing, we believe that digital photofinishing is a natural fit in this market. Indigo plans on working with partners and leading customers in order to pursue this opportunity.

Lowering the barrier to entry

We have determined that certain prospective customers are hesitant to risk the initial significant investment required to purchase one of our presses, thereby delaying many sales opportunities. We have therefore initiated several programs that offer a low initial investment to minimize the initial risk that a customer must take. One of these programs, for example, enables customers to purchase Indigo presses at a lower initial investment while committing to a minimum monthly print volume. In addition, we have tried to address the need for a lower entry price by introducing a program for the sale of used equipment. We have also announced an upgrade/uptrade program, enabling customers to upgrade their Indigo presses to higher-performance Indigo products, thereby protecting their initial investment. Most significantly, in 1999, we introduced the e-Print Pro+ press which, at a list price of $149,000, is our lowest-priced product, and is one of the lowest-priced digital color presses on the market. This product enables Indigo digital printing to be priced competitively with copiers/printers.

Improvement of the commercial success and profitability of current customers

We continue to focus our efforts on identifying the evolving needs of our customer base, in order to improve the commercial success of current customers.

We have initiated plans for continuing customer training through the Market Express(TM) and Market Maximizer(TM) programs in the United States and Europe, respectively. These programs provide training for Indigo customers on sales and business strategies and on the selection of successful applications.

We have developed an application concept called the "Indigo Value Factor." The "Indigo Value Factor" graphically illustrates how the value of digital printing jobs increases with the digital content of the job. It also highlights unique values and applications of Indigo products. We believe the "Indigo Value Factor" guides customers towards these value-added applications and jobs where Indigo products offer a clear advantage.

In addition, we realize that the marketing of applications for our presses is crucial to both our success and that of our customers. We anticipate that the introduction and implementation of additional applications will increase the usage of our presses and, consequently, will enhance the success of our customers.

SERVICE AND SUPPORT

Indigo provides a high level of customer service, technical support and training, which, we believe, are crucial factors in achieving system and Imaging Products sales and customer satisfaction. Service and technical support activities include site preparation and inspection, operator training, equipment installation, preventive and corrective maintenance and product modifications. Indigo continues to strengthen its direct support organization in North America and Europe. The field service engineers are dedicated to servicing the Indigo presses and are trained by Indigo, over a period of several months, in the operation, maintenance and service of the presses. The field service engineers not only provide support to Indigo's customers but also function as a source of valuable operational and service information for Indigo's engineering and manufacturing departments. Indigo offers its customers training courses for press operators. Indigo also provides its customers remote support through its multi-national response centers and service hotlines.

In addition, Indigo trains the service personnel of its distributors and OEMs to provide service and support for presses sold by such distributors. Indigo also provides secondary support to the service personnel of its distributors.

Many of our United States customers participate in a users' group known as the Indigo Customer Exchange. Many European customers participate in users' groups, as well. Participation in these users' groups enables us to stay advised of current customer issues relating to our products, utilization rates and applications. We view customer feedback from such forums as valuable sources of information. We also provide a unique service to our customers, called IndigoServe(TM), by which customers, as well as Indigo, can access data on product utilization and productivity via the Internet.

RESEARCH AND DEVELOPMENT

We are committed to enhancing our existing products and developing new products and applications that we believe are essential to our future success. We intend to continue to devote substantial resources to research and development relating to the improvement of our existing products as well as an expanded line of Digital Offset Color printing products in the future.

Currently, more than 20% of our work force is involved in research, development and engineering. We are undertaking enhancements to our products. These enhancements are aimed at improving the reliability of the presses, the consistency of our consumables and the image uniformity and print quality of the printed images. We are also developing new products and special applications for existing products. In addition, Indigo has begun a major effort in the development of products jointly with HP. We are also concentrating significant efforts on materials research, electro-optical development, software and screening algorithms, and the application of the Digital Offset Color printing process to additional market-driven applications.

In the past, we and certain of our customers have encountered operational problems with the presses, including problems relating to the presses' paper-handling capabilities, contamination of inks and durability and consistency of the PIPs and blankets, as well as quality control and manufacturing. Our research and development and manufacturing work to date has resulted in considerable improvements in the reliability and productivity of our presses and imaging products. Although our product development group continues to concentrate efforts on such improvement, there can be no assurance that we will be able to overcome all technical problems or that additional technical problems will not arise. Failure by us to anticipate or respond to changes in technology or customer preferences, or any significant delays in product development or introduction, could have a material adverse effect on our business. See "Item 3. Key Information; D. Risk Factors."

The Government of Israel encourages research and development projects oriented towards products for export. Indigo has received in the past, and continues to receive, grants from the Office of the Chief Scientist in the Ministry of Industry and Commerce for the development of systems and products. Under the terms of the Chief Scientist's participation received by Indigo, a royalty of up to 3.5% of either 50% or 100% of the net sales of products, including related service revenues, developed in a Chief Scientist-funded project must be paid, beginning with the commencement of sales of products developed with grant funds. The maximum amount of royalties payable by Indigo will not exceed 100% of the original grant received.

The Israeli Ministry of Industry and Commerce amended the Chief Scientist Regulations in June 1996. The new regulations include the following changes:

- limiting the total amount of royalties that must be repaid to 100% of the dollar value of the amount granted; and

- in the case of the approved transfer of manufacturing rights out of Israel, raising the maximum amount to be repaid to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

These percentages apply to programs approved after December 31, 1993 and are effective as of January 1, 1996. Notwithstanding the above, under further amendments to the regulations in December 1998, for the three-year period from January 1, 1997 through December 31, 1999, the percentage of royalties paid was based on 3% of product sales. Grants received after January 1, 1999 bear interest at LIBOR. If no product is commercialized, no royalties are payable. The terms of the Chief Scientist's participation also require that the manufacture of products developed with government grants be performed in Israel, unless a special approval has been granted for manufacture abroad.

If approval is obtained, the maximum amount to be repaid would range from 120% to 300% of the amount granted. Separate Chief Scientist consent is required to transfer to third parties technologies developed through projects in which the Chief Scientist participates. These restrictions do not bar exports from Israel of products developed with such technologies.

Since Indigo has neither requested nor received Chief Scientist grants relating to the imaging products, these products are not subject to any of the above requirements.

PATENTS, LICENSES AND OTHER INTELLECTUAL PROPERTY

Patents

Indigo relies on a combination of patents, trade secrets, copyrights, trademarks and licenses, together with non-disclosure, confidentiality and non-competition agreements, to establish and protect its proprietary rights in its products. Indigo has over 550 issued and pending patents throughout the world. Some of Indigo's patents were acquired from third parties. As described below, many of Indigo's patents are licensed to third parties. Certain of Indigo's patents relate to its presses, the Digital Offset Color process and ElectroInk products. Certain other patents relate to technology and products that are presently under development, while others are relevant to Indigo's licensing activities but not to its products.

Certain of the patents that relate directly to our products have a remaining life of up to fifteen years. We continue to actively pursue patent protection in our major markets in North America, Western Europe and Asia.

Licenses

Indigo has not granted any entity a license for the manufacture of its presses and has not licensed its Digital Offset Color process for use in the manufacture of products competitive with its presses. However, certain of Indigo's patents have been licensed to third parties. Some of these licenses relate to ElectroInk products and their use in office copying, electronic printing, color proofing and certain other industrial applications, and some relate to office copiers.

In May 1994, Indigo appointed Toyo Ink as its exclusive distributor, through 2005, of the Indigo E-PRINT 1000 press, now the e-Print Pro and TurboStream presses, in Japan and certain other countries in the Far East and Pacific Rim, and licensed Toyo Ink to manufacture and sell ElectroInk products, subject to certain conditions, in such countries. In consideration of this appointment and license, Toyo Ink agreed to purchase certain quantities of machines during the term of its agreement with us and to pay us royalties on Toyo Ink's sales of ElectroInk products. See "Item 5. Operating and Financial Review and Prospects." In 1994, the Company received a $3.7 million non-refundable payment from Toyo Ink upon issuance of a Japanese patent relating to ElectroInk products. In 1995, Indigo appointed Toyo Ink as a distributor of the Indigo Omnius press in the same territory in which it distributed the Indigo E-PRINT 1000+ press. Though Toyo Ink's exclusive distribution rights terminated as of the end of 2000, its non-exclusive right to distribute certain of Indigo's presses continues through 2005.

Trademarks and Other Intellectual Property

Indigo has registered the INDIGO, E-PRINT, OMNIUS, ELECTROINK, TURBOSTREAM and other trademarks in The Netherlands, Belgium, Luxembourg, and the United States. It has also filed for protection of the INDIGO, E-PRINT, OMNIUS, ELECTROINK and other trademarks in countries that are signatories to the Madrid Arrangement Concerning International Registration of Marks (the "Madrid Arrangement") by registering the trademarks with the World Intellectual Property Organization in Geneva, Switzerland. Indigo has applied to register the trademarks ULTRASTREAM, WEBSTREAM and MULTISTREAM in the United States, the European Union, Canada and Japan. Indigo is awaiting registration of certain of its trademarks in the United States, Japan, France, Germany, Italy, Switzerland, the United Kingdom and certain other countries.

In addition, registration of the INDIGO mark has either been granted or is being sought in 28 non-Madrid Arrangement countries. In the United States, Indigo has established rights to use the INDIGO mark relating to the development, manufacture, marketing, sale and service of inks, including toners; ink manufacturing equipment; ink testing instruments; plotting devices; copiers; printers; printing devices and printing systems that produce hard copy output; peripheral devices and equipment relating to its products; and related services, components, supplies, software, manuals and marketing materials, as well as other products and services.

COMPETITION

Competition in the printing industry is intense. The industry consists of major international companies, many of which have substantially more management, financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We compete primarily by selling products that provide features and offer qualities not otherwise currently available on the market. We expect that electronic printing and related technology will continue to be afforded substantial protection in those markets in which we hold patents. See "-- Patents, Licenses and Other Intellectual Property" above.

Our presses are targeted primarily at the value-added, short-run, on-demand and variable data color printing markets. Several companies have announced or introduced products aimed at these markets, or are believed to be planning to announce such products in the future. However, in contrast to Indigo, most of the products developed by such companies are based on conventional offset printing or color xerography. We believe that the success of any of the products developed by our competitors will, to an extent, depend upon the printing process technology that is embodied in their products.

The Indigo Digital Offset Color presses are the only color electronic printing products available that combine digital printing and ink-on-paper offset quality. Vendors active in the color copier market, such as Canon Inc., IBM, Xeikon and Xerox, and some of their distributors, offer digital printing that is based on a xerographic process, which is incapable of achieving the high definition, the brilliant glossy color, the variety of available substrates and the range of special colors that Indigo's Digital Offset Color process achieves using liquid ink. Heidelberg, on the other hand, active in the conventional printing market, offers automated semi-digital offset printing, and has also introduced a xerographic product with a full digital capability in an industry exhibition in May 2000 which it expects to be commercially available in the second half of 2001 or first half of 2002.

Offset Printing

There are many manufacturers of conventional offset color printing presses. Since conventional offset printing produces the highest quality of all the processes competing for the short-run market, certain requirements can be satisfied only by conventional offset printing. However, the viability of a conventional offset printing press for value-added, short-run, on-demand color work is determined by the degree to which the press is able to reduce or eliminate the use of costly materials and the time-consuming, labor-intensive steps associated with the conventional offset printing process. Although certain conventional offset printing presses, such as the Heidelberg GTO-DI, QuickMaster DI, SpeedMaster DI, the Man Roland DicoWeb, the Dainippon Screen TruePress 544 and 744, the Xerox PAX-DI and the Scitex/KBA 74-Karat, have become more automated, no manufacturer has successfully eliminated the need for printing plates. Consequently, the conventional offset printing press cannot perform many of the functions of the Indigo Digital Offset Color presses, such as value-added on-demand printing, personalization and electronic collation.

Xerographic Products

Currently, there are several companies that offer xerographic color printing products that could be considered competitive with Indigo's presses. These companies include Canon, Xerox, Ricoh, NexPress (a Heidelberg/Kodak joint venture) and Xeikon. Some of their offerings are digital color copier/printers that are, in general, able to interface with desktop publishing systems, thereby operating as printers at output speeds that may compete with the speed of Indigo's presses. Xeikon, Xerox, Canon and Heidelberg have introduced digital color printing products that, in some instances, produce output at speeds in excess of the Indigo presses and that may, in certain respects, be of competitive quality to the output of the Indigo presses. Xeikon offers roll-fed and large-format products, which have advantages in certain markets. However, all of these Xeikon products have lower resolution and inferior image sharpness, and do not offer the variety of substrates and wide range of colors that are offered by the Indigo presses. Because xerographic technology is widely available, Indigo believes that additional companies that currently produce and sell xerographic copiers, including color copiers, will attempt to penetrate the short-run digital color printing market with xerographic products.

Other Competing Technologies

Various color hard copy technologies exist, including silver photography, dye sublimation, thermal transfer, ink jet, liquid electrophotography, electro-coagulation and ionography. We are aware of several companies that claim to be developing electronic products for the printing market.

MANUFACTURING AND SOURCES OF SUPPLIES

Indigo's manufacturing facilities are located in Nes Ziona, Israel. Indigo procures, on a purchase order basis, components and custom-made sub-assemblies from approximately 350 suppliers and subcontractors world-wide, and manufactures, assembles, integrates and tests its Digital Offset Color presses at its Israeli facilities. Subcontractors purchase components used in the manufacture of sub-assemblies in accordance with Indigo's drawings and specifications. Most of the components and sub-assemblies used by Indigo in the manufacture and assembly of its presses are available from several sources, although Indigo presently purchases certain essential items from single suppliers. Indigo believes that such suppliers have the financial capacity to meet its needs as its business grows. Indigo is currently in the process of locating additional suppliers of such single source items. While, in recent years, Indigo has been able to obtain, on a timely basis, adequate supplies of components, sub-assemblies and raw materials used in the manufacture of its imaging products, and has experienced no material problems with its subcontractors, a failure by Indigo to develop alternative sources for certain such components, sub-assemblies or raw materials that meet Indigo's specifications and quality standards, on a timely basis, if and as required, or to obtain sufficient sole-source or limited-source components, sub-assemblies or raw materials on a timely basis, could result in delays or reductions in product shipments and/or in decreases in sales of consumable products which could have a material adverse effect on Indigo's business. Indigo has adopted a world-wide strategic inventory policy that is intended to overcome or mitigate the effects of any such shortages. Indigo has also established a procedure to ensure that the components, sub-assembles and raw materials provided by its subcontractors and suppliers, and used in the manufacture of the Indigo presses, meet its specifications and quality standards. Approximately 60% of Indigo's subcontractors and suppliers are located in Israel, 20% in the United States and 20% in Europe and the Far East.

Quality control is conducted at various stages in the manufacturing process, both at our subcontractors' facilities and at our facilities. In addition, to ensure quality at the subcontractor level, we have a program in place to qualify our suppliers. After a press is completely assembled, we conduct a final inspection, which includes testing of each press. We generate daily, weekly and monthly reports to monitor operations, including statistical reports that track the performance of our presses from initial inspection to shipment, using "total quality management" methods.

We also manufacture imaging products, including ElectroInk, PIPs, blankets and imaging oil, at our facilities in Israel.

In September 1998, Indigo Electronic Printing Systems Ltd., our Israeli research, development and manufacturing subsidiary, received ISO 9001 certification. ISO 9001 is the highest level of ISO 9000 certification, and Indigo's certification covers the areas of research and development, manufacturing, sales, service and technical support of printing systems, consumables and material for digital offset printing. In November 1999, Indigo Electronic Printing Systems received ISO 9000.3 certification for software development in the field of digital color printing.

C. ORGANIZATIONAL STRUCTURE

Indigo N.V.'s significant subsidiaries are as follows:

NAME OF ENTITY                           JURISDICTION OF INCORPORATION     STATUS         PERCENT HELD BY INDIGO N.V. (directly and
                                                                                          indirectly)
Schnellpress B.V.                        The Netherlands                   Active         100%
Indigo N.V. & Co. Deutschland KG         Germany                           Active         100%
Indigo Electronic Printing Systems Ltd.  Israel                            Active         100%
P.F.E. Investments Ltd.                  Israel                            Active         100% (subsidiary of Indigo Electronic
                                                                                          Printing Systems Ltd.)
Indigo International, Inc.               Delaware, U.S.A.                  Active         100%
Indigo America, Inc.                     Delaware, U.S.A.                  Active         100%
Indigo Canada Inc.                       Ontario, Canada                   Active         100% (subsidiary of Indigo America, Inc.)

D. PROPERTY, PLANT AND EQUIPMENT

Indigo's principal executive office is located in Maastricht, The Netherlands, from which Indigo manages its European operations, distribution and marketing support, worldwide indirect sales operations and carries out its treasury activities. Indigo presently leases 28,524 square feet of office space in Maastricht under a lease that expires in 2005. Indigo's manufacturing and research and development facilities are located in several buildings in Nes Ziona, Israel, and consist of 154,333 square feet of office and manufacturing space under a lease that expires in 2008, and an additional 13,444 square feet of space under a lease that expires in 2006. This space is used primarily for research and development, manufacturing and quality assurance, sales, product marketing, distribution and administrative services. Indigo is currently expanding its existing ink plant in order to accommodate the growing demand for ElectroInk. Indigo also leases approximately 27,000 square feet in Woburn, Massachusetts, under a lease which expires in January 2004, of which 7,829 feet is sublet to a third party. Indigo's principal North American sales and marketing office is located in the Woburn facility. Indigo also leases additional space in various other cities in North America, including Los Angeles, California; Atlanta, Georgia; and Schaumburg, Illinois, which space is primarily used for sales offices. A lease for a 6,700 square feet demonstration and sales center in Los Angeles, California commenced in July 2000. In Europe, Indigo leases an aggregate of approximately 17,000 square feet in Mainz-Kastel, Germany; Milan, Italy; London, England; and Paris, France. This space, too, is used primarily for sales offices.

Indigo is considering leasing additional space for its facilities in Israel, Germany and the United Kingdom, but otherwise believes that its facilities, together with the current expansion of its manufacturing plant, are adequate to meet its needs through the end of 2001.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In conjunction with the Private Securities Litigation Reform Act of 1995, Indigo N.V. wishes to avail itself of the stated "safe harbor" provisions and to caution readers that certain of the statements contained herein, including statements relating to Indigo's expected performance for the year ending December 31, 2001, as well as later periods, are forward-looking statements. Actual results could differ materially from those projected in forward-looking statements as a result of various factors set forth herein and in Indigo's Reports on Form 6-K, and Registration Statements on Forms F-3 and S-8, filed with the Securities and Exchange Commission.

Overview

Indigo N.V. and its subsidiaries operate in two business segments: equipment and post-sales activities. The equipment segment produces printing presses used in the production of on-demand, short-run, digitally-printed color products. The post-sales segment includes consumable products and service that are consumed by, and provided to, the equipment sold.

Indigo develops, manufactures, markets, sells and services liquid ink-based Digital Offset Color printing products. Indigo's principal products consist of digital printing presses geared for the commercial, industrial and photographic printing markets, and related consumable products, including ElectroInk products, photo-imaging plates, and printing blankets. Indigo markets its products directly and through distributors in Europe, through a wholly-owned subsidiary in the United States and through distributors in other parts of the world. Indigo also manufactures a number of presses that are marketed by other parties through OEM relationships. Indigo conducts its research and development and manufacturing activities through a wholly owned subsidiary in Israel. Indigo's proprietary electronic printing process combines high performance digital imaging technology with a liquid ink offset printing process. Indigo owns over 550 issued and pending patents around the world, of which certain key patents have a remaining life of approximately five to ten years.

Indigo has customers in over 40 countries, with the United States, Europe and Japan accounting for over 90% of Indigo's installed base.

As of December 31, 2000, Indigo had offices in eight countries: The Netherlands, Israel, the United States, the United Kingdom, Germany, Spain, France and Italy.

Strategic Relationships and Product Releases in 2000

In February 2000, Indigo unveiled a new generation of ultra-high speed Digital Offset Color presses, both sheet-fed and web. The Series 2 generation of presses includes two sheet-fed models for commercial printing, two web presses for commercial printing, publishing and direct mail applications, and three web presses for label printing.

In addition, Indigo and Werner Kammann Maschinenfabrik, Germany, jointly announced the Indigo-Kammann K15 Digital Press, a full-color, offset quality, digital printing press for CDs, CD-ROMs and DVDs. Combining Indigo's Digital Offset Color printing technology and Kammann's unique disc processing capabilities, the K15 Digital can produce high quality discs in all mainstream disc formats including audio CD's, CD-ROMS and DVDs.

In September 2000, Indigo and Hewlett-Packard Company, in furtherance of a strategic alliance formed in 1998, entered into agreements providing for the co-development of next-generation digital color printing systems, HP's OEM distribution of certain existing Indigo digital color printing products, and HP's $100 million equity investment in Indigo. See also "B. -Liquidity and Capital Resources" below.

Subsequent Events

In May 2001, the Company's shareholders, at their annual general meeting, authorized the Management Board, through November 9, 2002, to repurchase up to 5 million of

Indigo's common shares, at prices of up to $10 per share. See "Item 6. Directors, Senior Management and Employees; D. Employees."


A. OPERATING RESULTS

2000 COMPARED WITH 1999

In 2000, pursuant to Securities and Exchange Commission, Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements", Indigo implemented a change in its revenue recognition policy. Previously, Indigo had recognized revenue upon shipment of equipment, which preceded installation, provided collectibility was reasonably assured, future obligations of the Company were considered insignificant and the costs of such obligations could be reasonably estimated. Under the new policy, revenue on sales of equipment to customers is recognized upon installation at the customer's site within the reporting period, where applicable, provided collectibility is reasonably assured, future obligations of the Company are considered insignificant and the costs of such obligations can be reasonably estimated.

Total revenue, which is comprised of revenues from equipment, post-sales activities, license fees and royalties, increased by 13.7% to $164.8 million in 2000 from $145.0 million in 1999 (implementation of SAB 101 in 1999 would have resulted in total revenue of $146.2 million in year 1999).

Equipment revenues increased by 21.1% to $95.3 million in 2000 compared with $78.7 million in 1999 (implementation of SAB 101 in 1999 would have resulted in equipment revenue of $79.9 million in year 1999). During 2000, Indigo's unit sales increased by 24% compared to 1999 primarily due to sales of the new generation of ultra-high speed Digital Offset Color presses - the UltraStream 2000 and an increase in sales of the e-Print Pro+ .

Post-sales revenues, which include revenues from consumable products and service, increased by 12.0% to $69.4 million in 2000 from $62.0 million in 1999. The increase is primarily attributable to the increased installed base. The increase in equipment and post-sales revenues was offset by the devaluation of the Euro.

Revenues from license fees and royalties were $0.09 million for 2000, compared to $4.3 million for 1999. The 1999 revenues from licensing fees and royalties resulted primarily from patent-licensing agreements relating to document scanning and handling technologies.

Equipment and post-sales revenues in North America increased by 46.9% to $71.1 million in 2000 from $48.4 million in 1999. Equipment and post-sales revenues in Europe increased by 7.1% to $75.8 million in 2000 from $70.8 million in 1999. Equipment and post-sales revenues in Europe were negatively influenced by the devaluation of the Euro during 2000. Equipment and post-sales revenues in other territories increased by 45% to $8.7 million in 2000 from $6.0 million in 1999. The increase in these revenues is primarily attributable to the increase of sales in Latin America.

Gross margin (net of royalties and license fees) increased by 22.7% to $81.1 million in 2000 from $66.1 million in 1999 (implementation of SAB 101 in 1999 would have resulted in gross margin of $66.7 million in year 1999). Gross margin as a percentage of revenues increased to 49.2% in 2000 compared with 47.0% in 1999. Gross margin on equipment sales increased by 23.0% to $41.7 million in 2000, compared to $33.9 million in 1999. Gross margin as a percentage of equipment sales for 2000 increased to 43.7% compared with 43.1% in 1999. The increase is attributable primarily to sales of the UltraStream 2000. Gross margin on post-sales revenues increased by 22.4% to $39.4 million in 2000, compared to a gross margin of $32.2 million in 1999. Gross margin as a percentage of post-sales revenues for 2000 increased to 56.8% compared with 52.0% in 1999. The improvement in 2000 is attributable primarily to increased post-sales revenues as a result of the increased installed base, improvement in the reliability of consumable products, and to the continuing improvement in equipment reliability resulting in a reduction of cost of service per unit.

Gross research and development costs, before participation grants, increased to $24.4 million in 2000 from $20.4 million in 1999. The high level of costs during the last two years reflects Indigo's focus on the development of new products, including the products which were first presented in the Drupa exhibition in Dusseldorf, Germany, in May 2000 and the Photo-e-Print products.

Net research and development costs, after participation grants, increased to $19.5 million in 2000, from $14.2 million in 1999. Participation grants from the Israeli Office of the Chief Scientist decreased to $4.9 million in 2000 compared to $6.2 million in 1999. The high level in the Chief Scientist's participation in the last two years is directly associated with the development of Indigo's new products and Indigo's participation in the Magnet Program.

Indigo is committed to pay royalties to the Chief Scientist upon successful completion of projects that the Chief Scientist funds, and upon sales of the resulting products, until the amount of the grant has been repaid. This expense has been reflected in selling, general and administrative expenses.

Selling, general and administrative expenses increased to $71.9 million during 2000 from $57.6 million in 1999. The increase primarily reflects an increase in selling expenses due to an increase in the number of sales personnel, which is consistent with Indigo's policy of increasing its presence in the direct sales market. The increase is also attributable to an increase in marketing expenses due to the Drupa exhibition in May 2000 and the Graph-Expo exhibition in September 2000.

Interest income and other, net of interest expense and other, was $1.8 million in 2000, compared to interest income, net of interest expense, of $0.7 million in 1999. The increase is primarily a result of the increase in cash, cash equivalents, short-term deposits and marketable securities and a decrease in short-term loans in the fourth quarter of 2000 following Hewlett-Packard's investment.

Indigo operates worldwide and in a variety of currencies. When operating in several currencies other than the U.S. dollar, Indigo's cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. Indigo attempts to reduce this exposure through operational strategies and hedge-oriented financial instruments.

Indigo does not enter into derivative contracts for trading or speculative purposes, nor is it a party to any leveraged financial instruments. Cash flow hedges protect Indigo from fluctuations in income and expenses incurred in subsidiaries that operate in non-U.S. dollar-based environments.

To date, Indigo has utilized monetary assets and liabilities and forward contracts and purchased option contracts to mitigate the exposure from changes in foreign currency rates. However, there can be no assurance that the steps taken by Indigo will be successful in protecting Indigo from the above-described risks. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

Provision for income taxes includes taxes on income reported by Indigo to the respective taxing jurisdictions. Provision for income taxes increased to $1.1 million in 2000 from $0.7 million in 1999.

The cumulative effect of an accounting change, net as of the beginning of year 2000, was a loss of $1.9 million. The accounting change is attributed to SAB 101 "Revenue Recognition in Financial Statements" as described above.

Net loss increased to $11.6 million in 2000 compared to a net loss of $1.4 million for 1999. Basic and diluted loss per common share before the cumulative effect of an accounting change, net, was $0.90 and $0.16 for 2000 and 1999, respectively. Basic and diluted loss per common share after the cumulative effect of an accounting change, net, was $0.93 and $0.16 for 2000 and 1999, respectively. The increase in net loss is primarily attributed to the increase in selling and marketing expenses and research and development expenses as described above.

1999 COMPARED WITH 1998

Total revenue, which is comprised of revenues from equipment, post-sales activities, license fees and royalties, decreased by 2% to $145.0 million in 1999 from $147.4 million in 1998.

Equipment revenues remained flat at $78.7 million in 1999 compared with $79.0 million in 1998. During 1999, Indigo sold substantially more units than in 1998. However, the average selling price of the systems was reduced following the introduction and sale of the e-Print Pro+ during the second half of 1999. The combination of these two factors, and the lower Euro exchange rate in Europe, led to equipment revenues remaining at the same levels as in 1998.

Post-sales revenues, which include revenues from consumable products and service, increased by 7% to $62.0 million in 1999 from $58.0 million in 1998. The increase is primarily attributable to the increased installed base, which was partially offset by rebates in respect of accounts receivable in Europe.

Revenues from license fees and royalties were $4.3 million for 1999, compared to $10.3 million for 1998. The 1999 revenues from licensing fees and royalties resulted primarily from patent-licensing agreements relating to document scanning and handling technologies.

During 1999, Indigo undertook a new strategy targeted at the lower end of its market by introducing a new system, the e-Print Pro+, with a list price of $149,000. Under an OEM agreement with A.B. Dick, A.B. Dick is marketing its own branded digital press that incorporates this technology. This system is targeted at copy shops, in-plant printers, quick printers and small commercial printers. During the second half of 1999, the e-Print Pro+ became Indigo's most popular unit, increasing Indigo's installed base, but lowering Indigo's average selling price of units sold.

Equipment and post-sales revenues in North America increased by 3% to $48.4 million in 1999 from $46.9 million in 1998. Equipment and post-sales revenues in Europe increased by 3.2% to $70.8 million in 1999 from $68.6 million in 1998. The lower sales activity in North America as compared to Europe is primarily attributable to fewer available sales channels in North America.

Sales of equipment to Toyo Ink, Indigo's distributor in Japan and much of Southeast Asia and the Pacific Rim, increased by 20% to $7.7 million in 1999 from $6.4 million in 1998. Total revenues from Toyo Ink in 1999 and 1998 constituted 11% of Indigo's equipment and post-sales revenues. During the third quarter of 1998, Indigo signed an agreement with Toyo Ink to repurchase from Toyo Ink's inventory 30 systems to be upgraded to one of Indigo's newly announced products (the e-Print Pro+). The transaction was initiated by Indigo in order to be able to supply the demand for the newly announced e-Print Pro+ and included a repurchase of systems at a purchase price lower than Indigo's own manufacturing cost for the product. Sixteen of these systems were upgraded to the e-Print Pro+ and resold during the fourth quarter of 1998 and the remaining systems were resold during the first half of 1999.

Gross margin (net of royalties and license fees) remained flat at $66.1 million in 1999 from $66.0 million in 1998. Gross margin as a percentage of revenues decreased to 47% in 1999 compared with 48% in 1998. Gross margin on equipment sales decreased by 17% to $33.9 million in 1999, compared to $40.8 million in 1998. Gross margin as a percentage of equipment sales for 1999 decreased to 43% compared with 52% in 1998. The decrease in gross margin as a percentage of equipment sales is primarily attributable to the increase in sales of the lower priced e-Print Pro+ during 1999. Gross margin on post-sales revenues increased by 28% to $32.2 million in 1999, compared to a gross margin of $25.2 million in 1998. Gross margin as a percentage of post-sales revenues for 1999 increased to 52% compared with 43% in 1998. The improvement in 1999 is attributed primarily to increased revenue from the increased installed base, improvement in the reliability of imaging products, and to the continuing improvement in equipment reliability resulting in a reduction of cost of service per unit.

Gross research and development costs, before participation grants, decreased to $20.4 million in 1999 from $21.0 million in 1998. The high level of costs during those two years reflects Indigo's focus on the development of new products, including those unveiled in February 2000.

Net research and development costs, after participation grants, decreased to $14.2 million in 1999, from $16.7 million in 1998. Participation grants from the Chief Scientist increased to $6.2 million in 1999 compared to $4.4 million in 1998. The increase in the

Chief Scientist's participation is directly associated with the development of Indigo's new products and Indigo's participation in the Magnet Program.

Selling, general and administrative expenses decreased to $57.6 million during 1999 from $61.5 million in 1998. The reduction was primarily in the areas of general and administrative costs, due to Indigo's restructuring in 1998, as well as Indigo's continuing efforts to reduce its general and administrative costs. This decrease was partially offset by an increase in the number of sales personnel, which is consistent with Indigo's policy to increase its presence in the direct sales market. During 1999, Indigo paid all outstanding payments relating to the 1998 and prior year's restructuring,.

Interest income and other, net of interest expense and other, was $0.7 million in 1999, compared to interest income, net of interest expense, of $0.8 million in 1998. Indigo operates worldwide and in a variety of currencies. When operating in several currencies other than the U.S. dollar, Indigo's cash flows and earnings are exposed to fluctuations in foreign currency exchange rates. Indigo attempts to reduce this exposure through operational strategies and hedge-oriented financial instruments.

Indigo does not enter into derivative contracts for trading or speculative purposes, nor is it a party to any leveraged financial instruments. Cash flow hedges protect Indigo from fluctuations in income and expenses incurred in subsidiaries that operate in non-U.S. dollar-based environments.

To date, Indigo has utilized monetary assets and liabilities and forward contracts to mitigate the exposure from changes in foreign currency rates. However, there can be no assurance that the steps taken will be successful in protecting Indigo from the above-described risks.

Provision for income taxes includes taxes on income reported by Indigo to the respective taxing jurisdictions. Provision for income taxes decreased to $0.7 million in 1999 from $2.4 million in 1998. This decrease is primarily a result of a revision of estimates made by Indigo in 1999 with respect to tax liabilities by a net amount of approximately $1.5 million.

Net loss decreased by 73% to $1.4 million in 1999 compared to a net loss of $5.1 million for 1998. Basic and diluted loss per common share was $0.16 and $0.22 for 1999 and 1998, respectively.

B.      LIQUIDITY AND CAPITAL RESOURCES

During the three year-period ended December 31, 2000, prior to the HP investment, Indigo financed its operations primarily through funds provided by short-term loans and the net proceeds from two private placements of approximately $17.2 million and $28.9 million, in 1998 and 1997, respectively.

Pursuant to HP's investment in September 2000, the Company received gross proceeds of $100 million in cash. The Company reduced its short-term loans to $5.4 million at the end of 2000, and is expected to meet all of its working capital requirements, through the end of 2001, primarily from the proceeds of the HP investment as well as ongoing revenues.

Indigo's cash, cash equivalents, restricted cash and marketable securities amounted to $95.0 million as of December 31, 2000, compared to $46.3 million as of December 31, 1999. Cash, cash equivalents, restricted cash and marketable securities, net of bank debt, were $89.6 million as of December 31, 2000, compared with $29.1 million as of December 31, 1999. Restricted cash relates to amounts with specific liens to banks and escrows for leases.

Indigo's trade accounts receivables increased to $35.0 million at December 31, 2000 compared to $31.3 million at December 31, 1999, primarily due to an increase in sales. Indigo's inventory increased to $47.8 million as of December 31, 2000 compared to $28.5 million at December 31, 1999. The increase in inventory is primarily a result of an increase in the equipment, finished goods and raw materials inventories relating to the UltraStream 2000 presses that Indigo started manufacturing in 2000.

In 2000, Indigo had credit facilities in place with three major Israeli banks. These facilities, two of which expired on March 31, 2001, provided for total advances of up to $30 million. Substantially all of Indigo's assets were pledged as collateral under these facilities. Indigo is in the process of renewing these facilities and entering into new ones on more favorable terms. As of December 31, 2000, Indigo had $5.4 million outstanding debt under these facilities (primarily in Euros). The loan in Euros was taken to hedge against fluctuation of the Euro exchange rate that would partially affect the expected collection from accounts receivable in Europe.

In the fourth quarter of 2000, Indigo issued 14,814,814 common shares and received $100 million in connection with the Hewlett-Packard investment. See also "Strategic Relationships and Product Releases in 2000" above and "Item 7. Major Shareholders and Related Party Transactions; B. Related Party Transactions
- Financings - Hewlett-Packard Transaction." In addition, Hewlett Packard received an acquisition warrant to purchase an additional 14,814,815 common shares at a price of $6.75 per share in the event that it acquires substantially all of Indigo's outstanding stock. The acquisition warrant expires in October 2004. Hewlett Packard also received a performance warrant to purchase 12 million common shares at a price of $6.75 per share. The performance warrant vests at the rate of 2 million shares for every $100 million of revenue that Indigo receives from Hewlett Packard and the vesting period ends in October 2006. The vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008.

In 2000, all 6,758,637 outstanding Series A preferred shares were converted into 6,758,637 common shares. An additional 9,312,712 shares and $20 million in cash were also issued to the Series A preferred shareholders.

During March 2000, 511,000 Series D warrants were exercised in consideration for net proceeds of $1.5 million, and 511,000 common shares were issued in exchange.

As of December 31, 2000, Indigo's working capital was $108.6 million, an increase of $62.5 million, compared to working capital of $46.1 million at December 31, 1999. The increase in working capital is primarily due to an increase in cash and cash equivalents and short-term deposits and marketable securities, a decrease in short-term loans, an increase in inventories and accounts receivables which was offset by an increase in accounts payable, accrued expenses, deferred revenue and other current liabilities.

Cash flow used in operating activities decreased in 1% to $6.8 million in 2000 compared with $6.9 million 1999. Cash flows used in investing activities was $54.2 million in 2000 compared to cash used in investing activities in 1999 of $11.5 million. Cash flow used in investing activities in 2000 included a purchase of $42.0 million of short-term deposits and marketable securities (net of proceeds from sales of short-term deposits and marketable securities). Cash flows provided by financing activities was $67.8 million for 2000, compared to cash provided by financing activities of $19.3 million for 1999. In 2000, cash provided by financing activities included primarily proceeds from the issuance of common shares of $100 million pursuant to the HP investment, payments to the Series A preferred shareholders of $20 million and short-term loan repayments of $11.8 million.

Indigo's investments in property and equipment, net, increased by $3.5 million to $23.0 million as of December 31, 2000, compared to $19.5 million at December 31, 1999. The increase in 2000 primarily relates to newly-developed systems, which are used in Indigo's research and development, customer demonstration and training departments.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

See "Item 4. Information on the Company; B. Business Overview - Research and Development" and "Item 4. Information on the Company; B. Business
Overview-Patents, Licenses and Other Intellectual Property."


D.      TREND INFORMATION

See "A. Operating Results" above.


LITIGATION

One of Indigo's Israeli subsidiaries is party to a dispute regarding the amount of rent payable pursuant to a long-term lease for a tract of land adjacent to Indigo's manufacturing facilities in Nes-Ziona, Israel. The dispute involves issues of contract interpretation and real estate appraisal. One of Indigo's Israeli subsidiaries is party to a dispute regarding the amount of rent payable pursuant to a long-term lease for a tract of land adjacent to Indigo's manufacturing facilities in Nes-Ziona, Israel. The dispute involves issues of contract interpretation and real estate appraisal. Arbitration proceedings commenced in March 1998, and in August 1999 the arbitrator issued his decision, which was invalidated by the Tel Aviv District Court in June 2001. A hearing on the petition has been scheduled for September 2002. In the event that the parties are unable to resolve the dispute amicably, we intend to continue to defend the claim vigorously, since we believe that the amount of rent sought by the landlord is unreasonable and not supported by the terms of the lease.

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Indigo has a Supervisory Board and a Management Board. In addition, Indigo has a Combined Board (the "Board") that is comprised of all of the members of the Supervisory Board and the Management Board. Directors serve on the Board until they resign or their successors are appointed.

The Supervisory and Managing Directors of Indigo, as of June 1, 2001, are as follows:

Name                                                     Age          Position
----                                                     ---          --------
Benzion Landa .................................          54           Chairman of the Board and Managing Director
Rafi Maor......................................          51           Managing Director
Roger Mattalon.................................          62           Managing Director
Hans S. Leijdesdorff ..........................          46           Managing Director
Tis Prager (1) (2) ............................          53           Supervisory Director, Chairman of Supervisory Board
Dilip M. Advani (2) ...........................          48           Supervisory Director
Rob G. P. Jeurissen (1) (2)....................          45           Supervisory Director
Richard C. E. Morgan (1) (2) ..................          56           Supervisory Director
Purnendu Chatterjee ...........................          51           Supervisory Director
Joel Birnbaum .................................          63           Supervisory Director

------------------
(1)  Member of Compensation Committee
(2)  Member of Audit Committee

Benzion Landa has been Chairman of the Board of one or more of the corporations now comprising Indigo since founding the business in 1977, and presently serves as its Chief Executive Officer, as he has during twenty-two of the twenty-three years since he founded it. He was a founding director of Imtec, a vendor of micrographics equipment in the United Kingdom. Mr. Landa has been personally involved in Indigo's research and development activities since its inception. Mr. Landa has been awarded over 140 United States patents. These patents include some of Indigo's Digital Offset Color patents and patents for ElectroInk.

Rafi Maor, a Managing Director of Indigo since January 1999, has served as Indigo's President and Chief Operating Officer since December 1998. Previously, he had served as President of Indigo's Israeli operations since December 1995. He was also responsible for non-European distributor operations. In addition, Mr. Maor was appointed General Manager of Corporate Operations in February 1997. Mr. Maor has, during the past twenty years, held various executive positions with Israel Aircraft Industries Ltd., Israel's largest high technology enterprise. From 1993 to 1995, he served as Managing Director of the MALAT Unmanned Air Vehicle Division of Israel Aircraft Industries. Mr. Maor has also served as a member of the boards of a number of international ventures of Israel Aircraft Industries, including Pioneer UAV Inc., of which he was the President of the Board.

Roger Mattalon, a Managing Director of Indigo since January 1999, was its Vice Chairman from January 2000 until his retirement in January 2001 and served as

Indigo's President - Worldwide Sales and Marketing, from December 1998 to January 2000. From April 1994 to December 1998, he served as President of Indigo's European operations. From 1991 to early 1994, Mr. Mattalon served as Chairman of the Board of Dai Nippon Screen U.K. Ltd., President of Dai Nippon Screen France S.A., and President of Dai Nippon Screen Belgium S.A., where he established Dai Nippon Screen's European headquarters. From 1989 to 1991, he established, and served as the President of, Dai Nippon Screen France S.A. From 1977 to 1989, Mr. Mattalon served in various management positions at Scitex, becoming Vice President - Scitex Europe S.A. in 1984.

Hans S. Leijdesdorff, a Managing Director of Indigo since June 1996, is a managing director and co-founder of IMFC Netherlands N.V., a management and administrative services company providing services to holding, finance and licensing companies organized in The Netherlands. Previously, he served in senior positions at corporate management and services companies. Mr. Leijdesdorff serves on the boards of a number of holding companies.

Dr. Tis Prager has been Chairman of the Supervisory Board since May 1994. Dr. Prager is a senior partner with the law firm Prager Dreifuss in Zurich, Bern and Brussels. His special fields of practice are corporate and contract law. He has served as Chairman of the Board of the Landa Family Trust since 1987. He chairs various boards of Swiss and international entities.

Dilip M. Advani, a Supervisory Director since May 1998, serves as a Principal of The Chatterjee Group. Mr. Advani has also founded, managed, consulted for and overseen a number of companies in a broad range of industries. Before joining The Chatterjee Group, Mr. Advani served for six years as Executive Vice President of PlyGem Industries, Inc., and, prior to that, served as a consultant with McKinsey & Company and as President of Applied Data, Inc. Mr. Advani is also a director of Call Services Ltd., an enhanced communication application services provider, SkyTech LLC, an information technology company servicing the airline industry, and LabVantage Solutions, a laboratory information management systems company. He is also on the Supervisory Board of UpDate.com.

Rob G. P. Jeurissen, a Supervisory Director of Indigo since June 1996, is a Managing Director of CTB Holding BV, Ede, The Netherlands, in which capacity he has served since 1992. From 1989 to 1992, Mr. Jeurissen served as Managing Director of HCS Networks BV and, later, HCS Office Systems Group, HCS Network/HCS Office Systems Group, Utrecht/'s-Hertogenbosch. From 1980 to 1989, Mr. Jeurissen served as National Service Manager for Nashua Nederland B.V.'s-Hertogenbosch.

Richard C. E. Morgan, a Supervisory Director of Indigo since June 1996, is the Chairman and Chief Executive Officer of VennWorks LLC and Managing Member of Amphion Capital Management LLC. Previously, he had served as the Managing General Partner of Wolfensohn Partners L.P. since 1986. Between 1984 and 1986, Mr. Morgan was a partner of James D. Wolfensohn, Inc., an investment banking and advisory firm. Prior to joining Wolfensohn, Mr. Morgan was a Managing Director of J. Henry Schroder Wagg & Co. Ltd., a British merchant bank, and was the head of the Schroder Strategy Group, a strategic consulting group. Mr. Morgan is also chairman and director of Quidel Corporation, a supplier of rapid diagnostic tests, and chairman of AXCESS Inc., formerly, Lasertechnics, Inc., a supplier of products and services to the access control and secure card markets. Mr. Morgan is also a director of Celgene Corporation, a company developing and marketing biotechnology products, and Chroma Vision Medical Systems, Inc., a company developing an automated cellular imaging system.

Dr. Purnendu Chatterjee, a Supervisory Director of Indigo since June 1996, serves as Chairman of The Chatterjee Group. Dr. Chatterjee is an investor in public and private companies and has been associated with the George Soros organization for approximately 15 years. Dr. Chatterjee also serves on the Boards of Haldia Petrochemicals Ltd., a $1.5 billion naphtha-based petrochemical complex in eastern India, LabVantage Solutions, a laboratory information management systems company, Call Sciences Ltd., an enhanced communication application services provider, and Financial Technologies Inc., a New York-based software company.

Dr. Joel S. Birnbaum, a Supervisory Director of the Company since January 2001, serves as Special Technical Assistant to the Chairman and CEO of the Hewlett-Packard Company, Carly Fiorina. In this role, Dr. Birnbaum helps HP shape its technology strategy and communicate it to the marketplace. Before assuming his present position at HP, he served, between 1984 and 1999, as HP's vice president (and, later, senior vice president) for research and development and director of HP Laboratories, in which capacities he coordinated HP's worldwide R&D activities and served as the company's chief technical officer. Before joining HP in 1980, Dr. Birnbaum held various positions, over a 15-year period, at IBM Corporation's Thomas J. Watson Research Center, where he last served as director of computer sciences.

B. COMPENSATION

The aggregate remuneration paid or accrued by Indigo, during the fiscal year ended December 31, 2000, to all directors of Indigo, as a group, was approximately $1.7 million. This amount includes salaries, fees, directors' fees, bonuses and amounts set aside or accrued by Indigo to provide pension, retirement or similar benefits.

Since January 1, 1996, Indigo has paid each Supervisory Director of Indigo a fee of $24,000 per annum, plus expenses, which sum includes payment for the participation of such directors in audit and compensation committee meetings. Pursuant to Dutch law, none of the Supervisory Directors is an officer of Indigo.

During 2000, Indigo granted 30,000 stock options to Supervisory Board members who are not employees of Indigo, pursuant to the Flexible Stock Incentive Plan described in "D. Employees" below. The stock options entitle such directors to purchase Indigo's common shares at an exercise price determined on the basis of such shares' fair market value as of the date of grant. The stock options vest over a four- or five-year period.

C. BOARD PRACTICES

Board Appointment Rights

As long as S-C Indigo C.V. owns equity representing six percent (6%) or more of the Initial Equity (as defined in the Amended and Restated Shareholders' Agreement. See "Item 7. Major Shareholders and Related Party Transactions; B. Related Party Transactions - S-C Investments"), S-C has the right to nominate two members of the Supervisory Board pursuant to the Amended and Restated Shareholders' Agreement. Another group of investors in the 1996 Private Placement also received the right to nominate a director to Indigo's Supervisory Board, which right lapsed with the conversion of the Series A Preferred Shares in late 2000. In addition, under the terms of its equity investment in Indigo in 2000, HP received the right to appoint one member to the Supervisory Board. Both S-C and HP are currently exercising these rights. The Principal Shareholders have agreed to vote in favor of the appointment of such directors. In addition, pursuant to a Shareholders' Agreement among the Principal Shareholders, S-C and HP, the Principal Shareholders have the right to appoint a majority of the members of the Supervisory Board. See "Item 3. Key Information; D. Risk Factors
- Concentration of Ownership."

None of the Managing or Supervisory Directors has a formal term of office.

Audit and Compensation Committees

Indigo also has an Audit Committee and a Compensation Committee.

The members of the Audit Committee are: Rob G.P. Jeurissen (Chairman), Dr. Tis Prager, Dilip Advani and Richard C. E. Morgan.

-    Indigo's Audit Committee has defined its purposes as:

- Oversight of financial reporting, internal audits and controls, and compliance with relevant SEC and NASDAQ regulations and the U.S. Foreign Corrupt Practices Act.

-    To report to the Combined Board and the Supervisory Board.

Among its responsibilities are the following:

-    Review the adequacy of the Company's system of internal controls.

-    Review the independent auditors' proposed audit scope and approach.

- Conduct a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors.

-    Review the performance of the independent auditors.

-    Review the independent auditors' fee arrangements.

-    Recommend appointment of the independent auditors to the Combined Board.

- Review management's monitoring of compliance with the Company's code of business conduct, relevant SEC and NASDAQ regulations, and the U.S. Foreign Corrupt Practices Act.

-    Review the Company's corporate and tax structure.

The members of the Compensation Committee are: Richard C. E. Morgan (Chairman), Dr. Tis Prager and Rob G.P. Jeurissen.

-    Indigo's Compensation Committee has defined its purposes as:

-    To establish and monitor the Company's compensation policies.

- To continuously ensure that the executive compensation package for key officers are competitively established relative to the packages offered by peer group companies of comparable size, complexity and business nature as well as relative to the performance of the Company.

-    To report to the Combined Board and the Supervisory Board.

Among its reponsibilities are the following:

-    Establish and monitor the executive compensation program.

-    Make compensation decisions regarding senior executives.

- Establish and monitor incentive programs, including the setting of performance criteria.

- Administer the Company's stock option plan, based upon recommendations of the Company's management.

- Approve all grants of stock options, based upon recommendations of the Company's management.

D. EMPLOYEES

As of December 31, 2000, Indigo had approximately 950 employees, approximately 22% of whom were engaged primarily in research, development and engineering; approximately 22% of whom were engaged primarily in manufacturing and quality assurance; approximately 20% of whom were engaged primarily in customer support, including service and training; and the remainder of whom were engaged in marketing and sales, general and administration. As of December 31, 1998, and 1999, the Company had, respectively, 740 and 770 employees.

Indigo's employees are not represented by any collective bargaining organization and Indigo has never experienced a work stoppage or other difficulties with its employees. Indigo's future success will depend, in part, on its ability to continue to attract, retain, motivate and develop highly-qualified technical, marketing, sales and management personnel, all of whom are in great demand.

Certain provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists' Associations, are applicable to the employees of Indigo's Israeli subsidiary by order of the Israel Ministry of Labor. Israeli law generally requires the payment by employers of severance pay upon the death, retirement or termination of an employee, and Indigo provides for the major part of these obligations through monthly contributions to severance funds. Israeli employees and employers are required to pay pre-determined sums to the National Insurance Institute, which provides benefits similar to the benefits provided by the United States Social Security Administration.

Since the introduction of its presses, Indigo has experienced periods of rapid growth as well as contraction, placing a significant strain on its management, manufacturing operations and other resources. In anticipation of increased demand for Indigo's products, its work force expanded significantly in 1994 and the first half of 1995. This expansion proved to be unjustified in light of the slower than anticipated growth in sales. As a result, in the fourth quarter of 1995 and the first half of 1996, Indigo terminated a significant number of employees. As part of a restructuring at the end of 1998, Indigo terminated approximately 10% of its work force. As a result of its strategic alliance with HP, Indigo's workforce began to grow significantly in late 2000, especially in the areas of research and development. In the event that Indigo's revenues do not continue to grow as expected, Indigo may be required to reduce its employee base. Our failure to deal effectively with periods of growth and contraction could have a material adverse effect on our business.

In September 1993, Indigo adopted a Flexible Stock Incentive Plan (the "Stock Incentive Plan"). The Stock Incentive Plan provides for grants to employees (including directors) of stock options and stock appreciation rights (entitling holders to cash compensation measured by appreciation in the value of the common shares), and for the purchase by such employees of common shares as bonus shares. To date, Indigo has granted stock options rather than stock appreciation rights or bonus shares, and it is Indigo's present intention to continue this policy in the foreseeable future. An aggregate amount of not more than 9,551,376 stock options were initially authorized for grant under the Stock Incentive Plan. Of such amount, (i) not more than 5,100,826 were authorized for grant as stock options on the basis of past or future services (such options, "Service Options") and (ii) not more than 4,450,550 were authorized for grant as stock options on the basis of Indigo's performance (such options, "Performance Options"). The Stock Incentive Plan allows for sub-plans with respect to citizens or residents of one or more countries. In September 1993, Indigo adopted the 1993 United States Stock Option Plan for United States employees, the 1993 Netherlands Stock Option Plan for European employees and the 1993 Israel Stock Option Plan for Israeli employees (collectively, the "Sub-Plans").

The Compensation Committee has broad discretion to determine which employees will be granted options under the Stock Incentive Plan and the Sub-Plans, the timing of grants, the terms thereof and the number of shares to be granted. Unless otherwise determined by the Compensation Committee, the exercise price for common shares subject to options under the Stock Incentive Plan and the Sub-Plans, for certain employees of Indigo at the time of the initial public offering, may not be less than 80% of the fair market value of such common shares at the time of grant and, for all other employees of Indigo, may not be less than 100% of the fair market value of such common shares at the time of grant. At present, the Options granted under the Stock Incentive Plan or Sub-Plans vest based upon years of service with Indigo (20% or 25% per year). However, Options will vest only if, on the date such option would otherwise vest, the participant is an employee of Indigo. No options may be assigned or transferred except upon the death of an option holder.

In December 1995, Indigo adopted the 1996 Flexible International Stock Incentive Plan (the "1996 Plan") for its non-United States employees, and reserved 1.5 million common shares for issuance under that Plan. In June 1996, Indigo's shareholders approved the 1996 Plan in order to allow it to cover United States employees as well. During 1997, the Compensation Committee decided to consolidate the 1993 and 1996 Plans for purposes of option grants and also determined that any unvested or ungranted Performance Options would vest on the basis of years of service and not Company performance. In 1998, Indigo reserved an additional 1.5 million common shares for issuance under the Consolidated Plan, and in 1999, an additional 4.0 million common shares were reserved for issuance under the Consolidated Plan. In May 2001, Indigo's shareholders approved the reservation of an additional 4.0 million common shares for issuance under the Consolidated Plan.

Exercise prices for options granted range from $0.87 to $45.75 per common share. In October 1998, Indigo offered its employees the opportunity to reprice their options to $2.02 per share, under certain conditions. These conditions were met for current employees as of December 31, 1999.

As of March 1, 2001, Indigo had granted, in the aggregate, net of canceled options, approximately 16 million options. Approximately 4.5 million options had been exercised as of March 1, 2001, and nearly all of the common shares underlying such options have been sold. Approximately 2.6 million options are held by Indigo's officers and directors, of which approximately 1.5 million are exercisable as of June 30, 2001.

Indigo permits its employees to buy and sell stock only during certain periods. In general, such periods start approximately two (2) days after the announcement of Indigo's quarterly earnings and end approximately one (1) week before the end of the quarter. The Company anticipates that, further to recent SEC rulings, certain of its directors and senior employees may enter into 10b-5 trading plans.

Employee Share Purchase Plan

In May 1994, Indigo adopted the Indigo N.V. 1994 United States Employee Share Purchase Plan for United States employees, the Indigo N.V. 1994 Netherlands Employee Share Purchase Plan for European employees and the Indigo N.V. 1994 Israel Employee Share Purchase Plan for Israeli employees (collectively, the "ESPP") to provide to substantially all of its employees an opportunity to purchase common shares through accumulated payroll deductions. A total of 3.9 million common shares have been reserved for issuance under the ESPP. In the event of certain extraordinary events relating to Indigo's capital structure, such as a stock split, reverse stock split, stock dividend, combination or reclassification of common shares, the Board may make such adjustments in the total number or the price of common shares available for issuance under the ESPP as it deems appropriate, subject to any required action by the shareholders. The ESPP is administered by the Board, or a committee appointed by the Board, which will have the authority to construe, apply and interpret the terms of the ESPP.

Pursuant to the ESPP, eligible employees are permitted to purchase common shares in each offering period through payroll deductions not exceeding 10% of an employee's compensation, and at a price per share which will be equal to 85% of the Fair Market Value (as defined in the ESPP) of a Common Share on the first day of the offering period or on the last day of the offering period, whichever is lower. The employee's payroll deductions accumulated during the offering period are applied to the purchase of common shares on the last day of each offering period. An employee does not have the right to purchase common shares under the ESPP if, immediately after the right to purchase the common shares is granted, (i) such employee would own or hold outstanding options to purchase capital stock possessing 5% or more of the total voting power or value of all classes of capital stock of Indigo or of any subsidiary of Indigo, or (ii) such employee would have rights to purchase common shares under the ESPP or any other share purchase plans of Indigo or any subsidiary at a rate that exceeds $25,000 worth of capital stock during each calendar year that such rights are outstanding. Employees may end their participation in any offering at any time prior to the last day of an offering period, and participation ends automatically on termination of employment with Indigo. In the event of a termination of an employee's participation in the ESPP, payroll deductions credited to the employee's account during the offering period, but not used to exercise the option, will be returned to the employee.

E.      SHARE OWNERSHIP

See "Item 7. Major Shareholders and Related Party Transactions; B. Major Shareholders." Any officers or directors of Indigo whose names do not appear therein hold less than one percent of the Company's outstanding common stock. For information on employee participation in capital of the Company, see "D. Employees" above.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The following table sets forth the beneficial share ownership, as of May 31, 2001, by (i) each person known by Indigo to own more than 5% of Indigo's shares of common stock, par value NLG 0.04 per share, and (ii) all directors and executive officers of Indigo as a group. As of May 31, 2001, there were 110,522,043 common shares outstanding.

Name and Address of Beneficial Owner                    Number of Shares                Total Percentage
------------------------------------                    ----------------                ----------------
Landa Family Trust(1)(3)                                   49,312,894                         43.9
c/o Prager Dreifuss
Muhlebachstrasse 6
8008 Zurich, Switzerland

Tis Prager(1)(2)(3)                                        49,417,132                         44.0
c/o Prager Dreifuss
Muhlebachstrasse 6
8008 Zurich, Switzerland

Gemini Systems Corporation N.V.(1)                         19,573,838                         17.7
De Ruyterkade 58A
Curacao
Netherlands Antilles

Toscal N.V. (formerly Spectrum                             27,426,955                         24.4
Sciences N.V.) (1)(3)(4)
De Ruyterkade 58A
Curacao
Netherlands Antilles

OZF Ltd.(1)                                                 2,312,101                          2.1
Tropic Isle Building
Wickhams Cay
P.O.  Box 964
RoadTown
Tortola, British Virgin Islands

Visionvest N.V.(1)(5)                                       3,845,571                          3.5
c/o Prager Dreifuss
Muhlebachstrasse 6
8008 Zurich, Switzerland

Walthroup Corporation N.V.(1)(5)                            4,032,619                          3.6
c/o Prager Dreifuss
Muhlebachstrasse 6
8008 Zurich, Switzerland

Deering Corporation N.V.(1)(5)                              2,602,752                          2.3
c/o Prager Dreifuss
Muhlebachstrasse 6
8008 Zurich, Switzerland

S-C Indigo C.V.(6)(8)                                      26,356,385                         23.5
Kaya Flamboyan 9
Curacao, Netherlands Antilles

Name and Address of Beneficial Owner                    Number of Shares                Total Percentage
------------------------------------                    ----------------                ----------------
Purnendu Chatterjee(6)(7)(8)                               26,397,135                         23.5
c/o Valcoflex Management Co.
888 Seventh Avenue
Suite 3300
New York, New York 10106

Hewlett-Packard Company (9)                                14,814,814                         13.4
3000 Hanover Street
Palo Alto, California 94304

All current executive officers and                         77,360,106                         67.0%
directors as a group (13 persons)(10)

(1) The outstanding equity interests of Gemini Systems Corporation N.V., a corporation organized in The Netherlands Antilles, Toscal N.V., a corporation organized in The Netherlands Antilles, Visionvest N.V., a corporation organized in The Netherlands Antilles, Walthroup Corporation N.V., a corporation organized in the British Virgin Islands, Deering Corporation N.V., a corporation organized in The Netherlands Antilles and OZF Ltd., a corporation organized in the British Virgin Islands. Together, these corporations will be referred to as the "Principal Shareholders." They are beneficially owned by the "Landa Family Trust," established mainly for the benefit of the Landa family, which includes Mr. Benzion Landa, Chairman of the Board of Indigo. No member of the Landa Family, including Mr. Benzion Landa, has voting or investment power with respect to the common shares owned by the Principal Shareholders and, consequently, Mr. Landa disclaims beneficial ownership of any common shares owned by the Principal Shareholders. Dr. Tis Prager is the President of the Board of the Landa Family Trust and has sole voting and investment power with respect to the common shares owned by the Principal Shareholders. Although Dr. Prager is not a beneficiary of the Landa Family Trust, he may be deemed to own beneficially the common shares owned by the Principal Shareholders. Dr. Prager is the Chairman of the Supervisory Board of Indigo and, as such, is also a member of Indigo's Combined Board. In addition to the common shares owned by the Landa Family Trust, as a member of Indigo's Supervisory Board, Dr. Prager holds, as of June 30, 2001, 30,063 vested options to purchase common shares.

(2) The number of common shares indicated includes 30,063 stock options to purchase common shares that vest as of June 30, 2001 and that were granted to Dr. Prager as a member of Indigo's Supervisory Board, as well as 74,175 common shares owned by a Swiss corporation of which Dr. Prager is a director and of which Dr. Prager disclaims beneficial ownership. The number of common shares indicated above also includes common shares beneficially owned by the Landa Family Trust for the reasons set forth in Note 1.

(3) The number of common shares indicated above includes 1,746,672 common shares underlying the 1,080,000 Series A warrants exercisable at $7.00 per warrant, and 666,672 common shares underlying the Series C warrants exercisable at $6.30 per warrant, owned by Walthroup, Visionvest and Deering, each of which is a wholly-owned subsidiary of Toscal.

(4) The number of common shares indicated above includes common shares owned by Visionvest, Walthroup and Deering.

(5) The number of common shares indicated above for Visionvest includes 640,000 common shares underlying the Series A warrants, the number of common shares indicated above for Walthroup includes 440,000 common shares underlying the Series A warrants and the number of common shares indicated above for Deering includes 666,672 common shares underlying the Series C warrants.

(6) S-C Indigo C.V. is a Netherlands Antilles limited partnership, the general partner of which is an entity controlled by Purnendu Chatterjee, who has voting and investment power with respect to the common shares owned by S-C and, consequently, Mr. Chatterjee is deemed to beneficially own such common shares.

(7) The number of common shares indicated above includes (a) 25,000 common shares owned by another limited partnership, the general partner of which is an entity controlled by Mr. Chatterjee and, consequently, Mr. Chatterjee is deemed to beneficially own such common shares and (b) 27,063 stock options to purchase common shares that vest as of June 30, 2001, which were granted to Mr. Chatterjee as a member of Indigo's Supervisory Board.

(8) The number of common shares indicated above includes 1,200,000 common shares underlying the Series A warrants and 500,000 common shares underlying the Series C warrants.

(9) This number does not include 14,814,815 common shares underlying an acquisition warrant held by HP which can be exercised at a price of $6.75 per share upon HP acquiring substantially all of Indigo's outstanding stock. The acquisition warrant expires in October 2004. The number also does not include 12,000,000 common shares underlying a performance warrant which can be exercised at a price of $6.75 per share. The performance warrant vests at the rate of 2 million common shares for every $100 million in revenue that Indigo receives from HP and the vesting period ends in October 2006. The vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008.

(10) Includes 1,531,652 stock options to purchase common shares that were granted to Indigo's directors and officers and that vest as of June 30, 2001.

B.       RELATED PARTY TRANSACTIONS

S-C INVESTMENTS

Initial Investments

On June 8, 1993, S-C Indigo made its initial investment in Indigo under the S-C Stock Purchase Agreement, dated as of February 25, 1993, among Indigo, Indigo Ltd., a Bermuda corporation and subsidiary of Indigo, and S-C. S-C purchased, on a pre-split basis, 250,000 shares of Class A convertible preferred stock of Indigo and 12,500 warrants to purchase common shares of Indigo. Simultaneously with its investment in Indigo, S-C purchased 250,000 shares of Class A convertible preferred stock of Indigo Bermuda, and 12,500 warrants to purchase common shares of Indigo Bermuda. The aggregate purchase price for the acquisition of shares in both companies was $50.1 million. Upon completion of these purchases, S-C held Class A convertible preferred stock of Indigo and Indigo Bermuda that were convertible into common shares of Indigo and common shares of Indigo Bermuda, respectively, equivalent to 13.7% of the shares issued and outstanding of each company. In May 1997, S-C exercised its warrants to purchase 8,241,925 common shares of Indigo.

In connection with the purchase of shares by S-C, Indigo, Indigo Bermuda and the Principal Shareholders entered into agreements with S-C that provided certain rights to S-C and contained certain restrictions regarding S-C's holdings in each company prior to Indigo's initial public offering in May 1994. Among the rights was the right of S-C to cause Indigo to register common shares held by S-C in the event that Indigo filed a registration statement other than one relating to its initial public offering. These agreements also imposed restrictions on the ability of S-C to transfer common shares of Indigo.

On December 30, 1993, S-C entered into an agreement to purchase from the Principal Shareholders an additional 653,637 common shares of Indigo for an aggregate purchase price of $5 million. This purchase was consummated on January 5, 1994. In addition, S-C acquired, for nominal consideration, from the Principal Shareholders options to purchase an additional 1,960,912 common shares of Indigo. S-C exercised these options for an aggregate price of $15 million on February 28, 1994, and Indigo issued the common shares on March 11, 1994.

1995 Investment

As part of a $20 million investment made as of December 28, 1995, S-C acquired an additional 379,925 common shares of Indigo, and Visionvest, a subsidiary of Toscal and one of the entities comprising the Landa Family Trust, acquired 1,519,699 common shares of Indigo. Pursuant to the terms of the stock purchase agreement entered into in connection with this investment, S-C and Visionvest each had the option, under certain circumstances, (1) to adjust the number of common shares they acquired and (2) to acquire any different securities of Indigo and to receive additional rights granted to investors in any financings consummated by Indigo subsequent to December 28, 1995 and prior to September 30, 1996.

1996 Private Placement

Visionvest and S-C exercised this option and exchanged their respective common shares acquired in 1995 for Series A preferred shares and Series A warrants issued by Indigo through a private placement in 1996. Visionvest exchanged its 1,519,699 common shares for 1,151,019 Series A preferred shares and 640,000 Series A warrants and S-C exchanged its 379,925 common shares for 287,755 Series A preferred shares and 160,000 Series A warrants. The common shares exchanged by Visionvest and S-C in the 1996 Private Placement are no longer outstanding.

In connection with the 1996 Private Placement, S-C made an additional $26 million investment and purchased 1,870,405 Series A preferred shares and 1,040,000 Series A warrants. S-C and Visionvest are parties to the registration rights agreement and the shareholders agreement executed in connection with the 1996 Private Placement. See " -- Financings -- 1996 Private Placement" below. In 2000, S-C converted all of its Series A Preferred Shares into approximately 4.8 million common shares and $8.96 million.

1997 Private Placement

In connection with a private placement by Indigo in 1997, S-C made an additional $7.5 million investment in Indigo and purchased 1,000,000 shares of Series C convertible preferred stock, par value NLG 0.04 per share, and 500,000 Series C warrants. S-C converted all of its Series C preferred shares into 1,452,060 common shares during the second half of 1997. S-C is also party to the registration rights agreement executed in connection with the 1997 Private Placement. See " -- Financings -- 1997 Private Placement" below.

1998 Private Placement

In connection with a private placement by Indigo in 1998, S-C made an additional $3.6 million investment in Indigo and purchased 735,840 shares of Series D convertible preferred stock, par value NLG 0.04 per share, and 183,960 Series D warrants. S-C is also party to the registration rights agreement and the shareholders agreement executed in connection with the 1998 Private Placement. In January 1999, S-C exercised all of its Series D warrants and exchanged them for common shares. See "-- Financings -- 1998 Private Placement" below.

Related Agreements

In connection with the Initial Investment in Indigo, Gemini, Spectrum, OZF and S-C entered into Shareholders' Agreements, dated as of June 8, 1993. Under the 1993 Shareholders' Agreements, S-C was entitled to designate one Supervisory Director to the Indigo Board. The 1993 Shareholders' Agreements were amended and restated to clarify the rights of the shareholders at the time of the initial public offering in June 1994, pursuant to the terms of an Amended and Restated Shareholders' Agreement, dated as of June 1, 1994. The Amended and Restated Shareholders' Agreement was then amended in connection with the 1996 Private Placement to provide the right to S-C to appoint a total of two Supervisory Directors to the Indigo Board as long as S-C owned equity representing six percent (6%) or more of the Initial Equity, as that term is defined in the Amended and Restated Shareholders' Agreement.

In connection with the 1996 Private Placement, the S-C Stock Purchase Agreement was amended pursuant to the terms of the Amendment to the S-C Stock Purchase Agreement. This amendment expanded S-C's registration rights to include the common shares underlying the Series A preferred shares and Series A warrants acquired by S-C in the 1996 Private Placement and eliminated certain restrictions on the transfer of common shares held by S-C.

In addition, Indigo granted demand and piggy-back registration rights to the LFT-related entities.

S-C is also party to a Shareholders' Agreement, dated September 14, 2000, among the Principal Shareholders, HP and Indigo. See " - Financings - Hewlett-Packard Transaction" below.

FINANCINGS

1996 Private Placement

In the 1996 Private Placement, we issued 5,607,618 Series A preferred shares and 3,917,999 Series A warrants to purchase common shares, in the form of units, each unit comprised of one Series A preferred share and 0.556 warrants. The price of each unit was $13.90. The Series A warrants are exercisable at a price of $7.00 per warrant. The Series A warrants expire on May 6, 2003. In addition, we issued 2,882,241 shares of Series B convertible preferred stock, par value NLG 0.04 share, at a price of $10.53 per share. We raised approximately $103 million, excluding fees paid to the placement agents, in the 1996 Private Placement. Among the investors were S-C, the Landa Family Trust and Toyo Ink. In addition, we exchanged 1,899,624 common shares issued to S-C and Visionvest in connection with the 1995 Investment for 1,438,773 Series A preferred shares and 800,000 Series A warrants pursuant to a Stock Purchase Agreement, dated as of December 28, 1995, between Indigo S-C and Visionvest. There are currently no Series A or Series B preferred shares outstanding. In 2000, all of the outstanding Series A preferred shares were converted into approximately 12.6 million common shares and $13.4 million.

The holders of the Series A preferred shares were entitled to receive, cumulative preferential dividends, payable in cash at a rate per share of nine percent (9%) per annum of the purchase price of such shares, from May 7, 1996 through May 7, 1999. Thereafter, holders became entitled to receive dividends on the Series A preferred shares payable at a rate per share of eleven percent (11%) per annum in equal quarterly installments on June 30, September 30, December 31 and March 31 of each year. Under the terms of the 1996 Private Placement, Indigo had the option to pay the dividends in cash or in common shares as an adjustment to the conversion rate. Indigo opted to pay all dividends in common shares on conversion. As a result, accrued dividends on the Series A preferred shares were paid at the following increased rates on conversion:

     (1) the dividend rate payable between May 7, 1996 and May 7, 1999 was eleven percent (11%) per annum; and

     (2)  the dividend rate payable after May 7, 1999 was thirteen percent
          (13%).

The holders of the Series A preferred shares and Series A warrants also received three demand registration rights and unlimited piggy-back registration rights pursuant to the terms of a Series A Preferred Shareholders Registration Rights Agreement, dated as of May 7, 1996.

In connection with the 1996 Private Placement, the Series A shareholders, the Series B shareholders and the Principal Shareholders entered into a Shareholders Agreement, dated as of May 7, 1996. Under the terms and conditions of the Shareholders Agreement, the Principal Shareholders agreed to vote in favor of one Supervisory director, designated by a limited number of Series A shareholders, for membership on Indigo's Supervisory and Combined Board, for so long as a majority of the Series A preferred shares purchased by these shareholders was outstanding and owned by these shareholders. See "Item 6. Directors, Senior Management and Employees."

1997 Private Placement

In the 1997 Private Placement, we issued 3,853,333 shares of Series C convertible preferred stock, par value NLG 0.04 per share, and 1,926,677 related Series C warrants to purchase common shares, to a group of investors, which included a company affiliated with the Landa Family Trust, and a new investor. The securities were issued in the form of units, each unit consisting of one Series C preferred share and 0.5 Series C warrants, under the terms of a Subscription Agreement, dated as of February 28, 1997, between us and each of the investors. The price of each unit was $7.75. The Series C warrants are exercisable at a price of $6.30 per warrant. 1,333,344 Series C warrants expire on March 4, 2004 and 593,333 Series C Warrants expires on June 10, 2004. As of March 1, 2000, there were 1,926,667 Series C warrants outstanding. All of the Series C preferred shares were converted into common shares during 1997.

The holders of the Series C warrants received certain demand and piggy-back registration rights granted pursuant to the terms of an Amended and Restated Series C Preferred Shareholders Registration Rights Agreement, dated as of June 9, 1997. Subject to certain conditions, the holders of the Series C warrants are entitled to two demand registration rights and unlimited piggy-back registration rights.

1998 Private Placement

In the 1998 Private Placement, we issued an aggregate of 3,515,680 shares of Series D convertible preferred stock, par value NLG 0.04 per share, and 878,920 related Series D warrants, in the form of units, each unit consisting of four Series D preferred shares and one Series D warrant, in consideration for gross proceeds of $17.2 million. The price of each unit was $19.58 and the price per Series D preferred share was $4.895. All of the Series D preferred shares were converted into common shares during 1998. In addition, 367,920 Series D warrants were exercised during the first quarter of 1999. The remaining 511,000 Series D warrants were exercised in the first quarter of 2000.

Hewlett-Packard Transaction

In September 2000, Hewlett-Packard Company made a $100 million investment in Indigo for which it received 14,814,814 common shares. In addition, HP received an acquisition warrant to purchase an additional 14,814,815 common shares at a price of $6.75 per share in the event that it acquires substantially all of the outstanding stock of the Company. The acquisition warrant expires in October 2004. HP also received a performance warrant to purchase up to 12 million common shares at a price of $6.75 per share. The performance warrant vests at the rate of 2 million shares for every $100 million of revenue that the Company receives from HP, and the vesting period ends in October 2006. The exercise period for the vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008. HP also received the right, pursuant to a shareholders' agreement among the Principal Shareholders, S-C, HP and the Company, to appoint one member to Indigo's Supervisory Board. HP also received registration rights with respect to the common shares it holds or would hold upon exercise of the acquisition warrant and the performance warrant. In addition, the shareholders' agreement contains standstill, first-refusal, drag-along, bring-along and other rights. Simultaneously with the equity investment, HP and Indigo also entered into agreements for the joint development of products and the sale by HP, as an OEM, of presses manufactured by Indigo. See "Item 4. Key Information on the Company; B. Business Overview - Products."



C.   INTERESTS OF EXPERT AND COUNSEL

Not Applicable.



ITEM 8.  FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, and exhibits listed in Item 18 hereof and incorporated herein by this reference.

B.   SIGNIFICANT CHANGES

None

ITEM 9.  THE OFFER AND LISTING

A.   PRICE RANGE OF SECURITIES

COMMON SHARES

Our common shares have traded on The Nasdaq National Market since May 24, 1994, and trade under the symbol "INDG." The common shares are not traded on any other securities exchange.

The following table sets forth the range of high and low sales prices on The Nasdaq National Market, for each calendar quarter during the periods indicated, rounded to the nearest U.S. cent.

                                                        INDG
                                             ---------------------------
                                              HIGH                  LOW
                                             ------                -----
                1996                         $20.13                $3.25
                1997                          $8.75                $3.44
                1998                          $7.63                $1.50
                1999                          $5.69                $2.56
                2000                          $9.00                $2.88

              Q1 1999                         $5.69                $3.41
              Q2 1999                         $5.25                $3.25
              Q3 1999                         $4.13                $2.75
              Q4 1999                         $3.75                $2.56
              Q1 2000                         $8.88                $2.88
              Q2 2000                         $9.00                $4.59
              Q3 2000                         $8.63                $5.06
              Q4 2000                         $6.88                $2.97

           December 2000                      $4.38                $2.97
            January 2001                      $4.94                $3.63
           February 2001                      $6.13                $4.25
             March 2001                       $5.50                $3.75
             April 2001                       $4.50                $3.30
              May 2001                        $5.10                $4.20

LITIGATION WARRANTS

The warrants that we issued in April 1999 in settlement of several shareholder class action lawsuits are exercisable until October 21, 2001, at an exercise price of $7.50 per warrant. The warrants expired on October 21, 2001. They have traded on Nasdaq since October 4, 1999 under the symbol "INDGW." They are not traded on any other securities exchange.

The following table sets forth the range of high and low sales prices on Nasdaq during the period indicated, rounded to the nearest U.S. cent.

                                                        INDGW
                                             ---------------------------
                                              HIGH                  LOW
                                             ------                -----
                1996                           N/A                  N/A
                1997                           N/A                  N/A
                1998                           N/A                  N/A
                1999                          $0.75                $0.50
                2000                          $4.44                $0.34

              Q1 1999                          N/A                  N/A
              Q2 1999                          N/A                  N/A
              Q3 1999                          N/A                  N/A
              Q4 1999                         $0.75                $0.50
              Q1 2000                         $4.44                $0.34
              Q2 2000                         $3.25                $1.31
              Q3 2000                         $2.25                $1.13
              Q4 2000                         $2.06                $0.44

           December 2000                      $0.94                $0.44
            January 2001                      $0.69                $0.44
           February 2001                      $0.94                $0.50
             March 2001                       $0.50                $0.22
             April 2001                       $0.42                $0.25
              May 2001                        $0.45                $0.20

B.   PLAN OF DISTRIBUTION

Not applicable

C.   NATURE OF TRADING MARKET

The Common Shares and Litigation Warrants are listed for trading on the NASDAQ National Market.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.


ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. ARTICLES OF ASSOCIATION

The Company is registered with the Chamber of Commerce in Maastricht, The Netherlands with Registration Number 632804.

Company's Objects and Purpose

The objects of the Company are set out in Article 3 of the Company's Articles of Association as follows:

1. To perform any and all activity of an industrial, financial or commercial nature;

2. To design, develop, manufacture, market, sell and service products of any nature, including without limitation any hardware and/or software;

3. To incorporate, to participate in any way whatsoever, to manage, to supervise, to operate and to promote enterprises, companies and businesses;

4. To develop and trade in patents, trademarks, copyrights, licenses, know-how and other intellectual property rights;

5. To borrow, to lend and to raise funds, including the issuance of bonds, promissory notes or other securities or evidence of indebtedness, as well as to enter into agreements in connection with the aforementioned;

6. To furnish advice and to render services to enterprises and companies with which the company forms a group and to third parties;

7. To render guarantees, to bind the company and to pledge its assets for obligations of the companies and enterprises with which it forms a group, including its subsidiaries, and on behalf of third parties;

8. To obtain, alienate, manage and exploit real estate and items of property in general;

9.       To trade in securities and items of property in general;

as well as everything pertaining to the foregoing, relating thereto or in furtherance thereof, all in the widest sense of the word.

Indigo's Combined Board includes all of the members of its Management Board and Supervisory Board. The members of the Combined Board determine the remuneration for all of the members of the Management and Supervisory Boards. The Combined Board may also grant, as it sees fit, titles to members of the Management Board.

The following actions require the approval of the Combined Board:

1. The approval of any transaction involving all or substantially all of the assets of the Company and its subsidiaries, taken as a whole;

2. The approval of any transaction involving a material portion of the assets of the Company and its subsidiaries, taken as a whole (which may include joint ventures and licensing agreements);

3. The approval of any transaction between the Company or one of its subsidiaries, on the one hand, and a major shareholder or an affiliate of a major shareholder, on the other hand (other than transactions between the Company and its subsidiaries);

4. The declaration of any dividend or distribution with respect to the shares; and

5. Any action that could cause the Company to become a Structuur Vennootschap (subject to certain Dutch laws applicable to large enterprises).

The Combined Board is also authorized to issue shares and to determine dividend payments, if any. All resolutions of the Supervisory Board require the approval of the Chairman of the Supervisory Board.

The annual general meeting of shareholders must be held no later than six months after the end of the fiscal year. The agenda for such meeting must include the annual report, adoption of annual accounts, appropriation of profits and filling of Board vacancies and, if necessary, the appointment of accountants. In addition, the Combined Board, Supervisory Board, Management Board and shareholders holding at least 10% of the issued capital of the Company may submit proposals for discussion at the annual general meeting. Extraordinary meetings of shareholders may be convened by the Combined Board, at any time, or at the request of a shareholder holding at least 10% of the issued capital of the Company. General meetings of shareholders may be held only in The Netherlands, in Amsterdam, Eindhoven, Rotterdam, Amstelveen, The Hague, Utrecht, Delft, Maastricht or Schiphol Airport. Each shareholder as of the day of a shareholders' meeting is entitled to vote at such meeting.

There are no restrictions or limitations on the right of non-resident or foreign shareholders to hold shares or exercise voting rights with respect to such shares.

C.       MATERIAL CONTRACTS

On June 30, 1999, the Company entered into an Asset Purchase Agreement with Ferber & Hanusa GmbH Systeme Digitaler Reprografie of Bodenheim, Germany. Under this Agreement, Ferber & Hanusa acquired all of Indigo's assets, rights and interests, on a worldwide basis, relating to the wide-format 536 Plotter/Duplicator, one of Indigo's early products. Indigo ceased the manufacture of this product in 1995. Under this agreement, Ferber & Hanusa received all of Indigo's existing rights under 536 service contracts, all of Indigo's 536-related inventories, the right to sell, service and support the 536 product throughout the world and the right to use 536-related trademarks and trade names.

On June 30, 1999, Indigo entered into an OEM Agreement with A.B. Dick Company, which provided for AB Dick to distribute, as an OEM, its own branded version of the e-Print Pro+ press as an OEM in the US, Canada, UK and Benelux. In late 1999, AB Dick introduced the AB Dick Colour press. See "Item 4. Information on the Company; B. Business Overview - Products."

On July 28, 1999, Indigo entered into a Joint Venture Agreement with Datacard Corporation, the world's largest manufacturer of card personalization equipment. Under this Agreement, Datacard was appointed the exclusive distributor and servicer, on a worldwide basis, of the Indigo Omnius CardPress, an Indigo-manufactured press designed for the printing of plastic cards. This Agreement terminates on September 30, 2004.

On December 1, 1999, Indigo entered into a Purchase Agreement with Reeves Brothers, Inc. for an essential component of Indigo's printing blankets. Reeves sells Indigo the component on the basis of purchase orders issued by Indigo to Reeves from time to time. This agreement terminates on December 31, 2001.

On September 13, 2000, Indigo entered into an OEM Agreement with Hewlett-Packard pursuant to which HP agreed to select one or more Indigo-manufactured printers that it will sell on an OEM basis as an HP product. Indigo granted HP most favored OEM status with respect to prices and payment terms. Indigo warrants the OEM printers and spare parts purchased by HP against defects arising from faulty materials or workmanship for a three-month period following receipt by HP. The OEM Agreement terminates on December 31, 2003 and is automatically extended for additional three-year periods unless HP gives Indigo 90 days notice of termination.

The Indigo product which HP initially selected for distribution under the OEM Agreement is similar in configuration to Indigo's Platinum press. HP commenced selling this product in June 2001 as the HP 6600 digital press. In December 2001, Indigo and HP agreed to add several different models of Indigo presses to the products HP could purchase under the OEM Agreement and HP satisfied our prior commitment to purchase 6600 digital presses by issuing a purchase order for $5,010,000 for such additional Indigo products in the fourth quarter of 2001.

On September 13, 2000, Indigo and HP also entered into a Co-Development Agreement pursuant to which HP and Indigo agreed to cooperate in the development of a family of low-cost digital color printers. HP agreed to define the technical specifications of such products. HP agreed to focus on the development of the formatter and system, while Indigo agreed to focus on the development of the ink and engine. HP agreed to finance up to $25 million of Indigo's R&D activities related to the project over a three-year period, which funding is matched by Indigo. The agreement also provides for the relocation of approximately 10 HP technical experts to Indigo's facilities in Israel. Each party shall have the right to brand and sell such products. Transfer prices for the products shall be based upon a margin sharing formula that varies based upon the branding and mode of sale of the product. The Co-Development Agreement terminates by its terms, in 2020 (subject to renewal by HP for 2 additional five-year terms) but can be unilaterally terminated by HP on June 30, 2002 or September 30, 2003.

Pursuant to the Co-development Agreement, HP paid Indigo $5,000,000 in December 2000 and in December 2001 HP paid Indigo an additional $3,750,000. After such payment, HP may determine within 10 days of June 30, 2002 whether to continue with the co-development agreement or terminate the agreement. If HP decides to terminate the agreement within such ten day period, HP shall have no obligation to make any further payments under the agreement other than fair "exit charges" payable to Indigo. If HP elects to continue with the co-development agreement, HP will be required to make additional payments under the agreement of $3,750,000 in June 2002 and $12,500,000 in January 2003.

On September 13, 2000, Indigo also entered into a Share Purchase Agreement with HP pursuant to which HP invested US$100 million in the Company in exchange for 14,814,814 common shares. In addition, HP received an acquisition warrant to purchase an additional 14,814,815 common shares in the event that it acquires substantially all of the outstanding stock of the Company. The acquisition warrant expires in October 2004. HP also received a performance warrant to purchase up to 12 million common shares at a price of $6.75 per share. The performance warrant vests at the rate of 2 million common shares for every $100 million of revenue that Indigo receives from HP and the vesting period ends in October 2006. The exercise period for the vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008. In addition, pursuant to a Shareholders' Agreement among HP, Indigo, the Principal Shareholders and S-C, HP received the right to appoint one member to Indigo's Supervisory Board. In addition, the Shareholders' Agreement provides for standstill, first refusal, tag-along, drag-along and other rights. HP also received, pursuant to a registration rights Agreement with the Company, registration rights with respect to the common shares that it holds, and may hold in the future.

D. EXCHANGE CONTROLS

We do not believe that there are any Dutch laws (other than relevant tax laws and administrative notifications to the Central Bank of The Netherlands) that restrict the export or import of capital or that affect payment of dividends or other distributions to nonresident holders of the common shares. There are no limitations imposed by Netherlands law or our Articles of Association on the rights of holders of common shares not resident in The Netherlands to hold or vote the common shares.

E. TAXATION

Taxation of Holders

The following discussion is a summary of the material tax consequences of an investment in the common shares under United States federal income tax laws and the tax laws of The Netherlands. The discussion does not address all possible tax consequences relating to an investment in the common shares. In particular, the discussion does not address the tax consequences under state, local and other tax laws. In addition, the discussion does not address United States federal income tax consequences to persons

-        that own, or are deemed to own, 10% or more of Indigo,

-        who do not hold the common shares as capital assets, or

- who are subject to special tax rules, such as banks, insurance companies, dealers in securities, tax-exempt organizations or persons who acquired common shares pursuant to the exercise of employee stock options or otherwise as compensation.

Accordingly, each prospective investor should consult its tax advisor regarding the tax consequences to it of an investment in the common shares. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report on Form 20-F/A, all of which are subject to change.


Netherlands Taxes

The following is a summary of Netherlands tax consequences to an owner of common shares who is not, or is not deemed to be, a resident of The Netherlands for purposes of the relevant tax codes (a "non-resident shareholder"). The summary does not address taxes imposed by The Netherlands and its political subdivisions, other than the dividend withholding tax, individual income tax, corporate income tax, net wealth tax, and gift and inheritance tax.

Netherlands Dividend Withholding Tax

Indigo does not expect to pay dividends in the foreseeable future. To the extent that we do distribute dividends, such dividends would be subject, under Netherlands tax law, to withholding tax at a rate of 25%. Dividends include dividends in cash or in kind, constructive dividends and liquidation proceeds in excess of, for Netherlands tax purposes, recognized paid-in capital. Stock dividends are also subject to withholding tax unless distributed out of Indigo's paid-in share premium, as recognized for Netherlands tax purposes. Repayment of share capital can, under certain conditions, take place without attracting Dutch dividend withholding tax. Repayment of share premiums in cash will result in Dutch withholding tax, unless no profits are available in Indigo.

No withholding tax applies on the sale or disposition of common shares to persons other than Indigo. Except under certain conditions, however, Indigo's repurchase of its own shares will result in withholding tax.

A holder of common shares can be eligible for a reduction or refund of Netherlands dividend withholding tax under a tax convention that is in effect between the country of residence of the shareholder and The Netherlands. The Netherlands has concluded such conventions with, among others, the United States, Canada, most European Union countries, Switzerland and Japan. Under most of these conventions, Netherlands dividend withholding tax is reduced to a rate of 15% or less.

Under the tax convention currently in force between the United States and The Netherlands, dividends paid by Indigo to an individual shareholder resident in the United States or a corporate shareholder organized under the laws of the United States or any State or territory thereof (and meeting one of the required tests for the entitlement of benefits under the convention) are generally eligible for a reduction in the rate of withholding to 15% unless such United States holder has a permanent establishment in The Netherlands with which the common shares are effectively connected.

A reduction of Dutch dividend withholding tax can be obtained under certain conditions in case a Dutch company transfers dividends received from foreign subsidiaries (that paid foreign withholding tax) to its own shareholders. The Dutch company may offset the lower of 3% of the gross dividend paid or 3% of the gross dividend received against the Dutch dividend withholding tax due. This provides a benefit to the Dutch company rather than to the shareholders. This benefit may be treated for United States tax purposes, however, as reducing the amount of Dutch tax paid by a United States shareholder in calculating such shareholder's foreign tax credits.

Netherlands Income Tax and Corporate Income Tax

A non-resident shareholder will not be subject to Netherlands income tax with respect to dividends distributed by Indigo on the common shares or with respect to capital gains derived from the sale or disposal of common shares, provided that: (i) the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable, and (ii) the shares, insofar as they do not belong to the entrepreneurial capital of the non-resident holder of common shares, are not part of a substantial interest in Indigo. Dutch income tax or corporate income tax on dividends or capital gains from a substantial interest may not be due, depending upon the double taxation convention (if any) in effect between The Netherlands and the country of residence of the shareholder.

Generally, an individual or entity is considered to have a substantial interest in Indigo if the non-resident shareholder of Indigo has held, directly or indirectly (and either independently or together with his/her spouse, if any),
(i) at least 5% of the nominal paid-up amount of one or more different classes of shares of Indigo, (ii) a right to at least 5% of the annual profit of Indigo, or (iii) a right to at least 5% of the liquidation surplus. Please note that the right to purchase at least 5% of the nominal paid up capital of Indigo (either independently or together with his or her spouse, if any) also constitutes a substantial interest.

Furthermore, if the spouse or certain relatives of the non-resident individual or his/her spouse have a substantial interest in Indigo, any shares, profit shares or loans (or the right to purchase such shares, profit shares or loans) of the non-resident individual will also be considered a substantial interest.

Netherlands Net Wealth Tax

A non-resident shareholder who is an individual is not subject to Netherlands net wealth tax with respect to the common shares, provided the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable. Corporations are not subject to Netherlands net wealth tax.

Netherlands Gift and Inheritance Tax

A gift or inheritance of common shares from a non-resident shareholder will not be subject to a Netherlands gift and inheritance tax, provided that:

1. the non-resident shareholder is not a Netherlands citizen at the time of the gift or death;

2. the non-resident shareholder has not been a resident of The Netherlands at any time during the ten (10) years preceding the time of the gift or death; and

3. the non-resident shareholder does not carry on a business in The Netherlands through a permanent establishment or a permanent representative to which or to whom the common shares are attributable.

Notwithstanding the preceding regulations, a gift tax will be due if the non-resident shareholder has been a resident of The Netherlands at any time during the twelve (12) months preceding the time of the gift.



United States Federal Income Tax


Taxation of Dividends

Dividends received from a Netherlands corporation are includable in income for United States federal income tax purposes as foreign source ordinary income to the extent paid out of Indigo's current or accumulated earnings and profits, as determined for United States federal tax purposes, if the recipient is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof,
(iii) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, (iv) an electing trust meeting certain requirements or (v) an estate the income of which is subject to United States federal income tax regardless of its source (a "U.S. Holder"). To the extent distributions exceed the earnings and profits of Indigo, they will be treated as a non-taxable return of capital to the extent of the holder's adjusted tax basis in the common shares, and generally as a capital gain thereafter. These dividends are not eligible for the dividends received deduction otherwise allowed to United States corporate shareholders on dividends from United States domestic corporations. U.S. Holders may elect, annually, to either deduct foreign taxes, including The Netherlands withholding tax, against their income or take the foreign taxes as a credit against their United States tax liability, subject to foreign tax credit limitation rules. See "E. Taxation -- Taxation of Holders -- Netherlands Taxes" above.


Taxation of Capital Gains

A U.S. Holder of common shares will generally recognize gain or loss for United States federal income tax purposes upon the sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized from such sale, exchange or other disposition and the holder's adjusted tax basis for such common shares. The gain or loss will generally be U.S. source capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder's holding period for the common shares is more than one (1) year.


Passive Foreign Investment Companies

Indigo may be classified as a "passive foreign investment company" ("PFIC") for United States federal income tax purposes if certain tests are met. Indigo will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder held the common shares, either (i) 75% or more of its gross income for the taxable year is passive income; or (ii) the average value during the taxable year (calculated quarterly) of its assets that produce passive income or that are held for the production of passive income is at least 50% of the average value of all of its assets for such year. Passive income means, in general, dividends, interest (other than certain dividends and interest received from a related party), royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and certain securities, commodities and foreign exchange gains. For purposes of the PFIC test, if a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to Indigo and its ownership of its subsidiaries is that Indigo, for purposes of the income and assets tests described above, will be treated as owning directly its proportionate share of the assets of the subsidiaries and of receiving directly its proportionate share of each of those company's income, if any, so long as Indigo owns, directly or indirectly, at least 25% by value of the particular company's stock. Active business income of the Company's subsidiaries will be treated as active business income of Indigo.

If Indigo were to be classified as a PFIC, a U.S. Holder would be subject to an interest charge on taxes deemed deferred by such U.S. Holder on receipt of certain "excess" dividend distributions from Indigo (generally, any distribution that is greater than 125% of the average annual distributions received by such Holder in the three preceding years (or such shorter period as such Holder may have held the common shares)) and on realization of gain on disposition of any of the U.S. Holder's common shares (all of which distributions and gains would be taxable as ordinary income and an interest charge would be imposed), or if a U.S. Holder were to so elect, and Indigo were to agree to comply with certain reporting requirements, such U.S. Holder would be currently taxable on the U.S. Holder's pro-rata share of Indigo's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received. Based on the nature of Indigo's expected income and assets, the Company does not believe that Indigo should be classified as a PFIC for the taxable year ending December 31, 2001.


Foreign Personal Holding Companies

Indigo or any of its non-U.S. subsidiaries may be classified as a "foreign personal holding company" ("FPHC") if, in any taxable year, five (5) or fewer persons who are United States citizens or residents own more than 50% of Indigo's stock (a "U.S. group") and more than 60% of the gross income of Indigo or the subsidiary consists of passive income for purposes of the FPHC rules. For purposes of determining whether the stock ownership test is met, certain constructive ownership rules are applied, including rules that treat stock owned by a corporation as owned by its shareholders and treat stock subject to an option as actually owned, but only if such ownership would cause the corporation to be a FPHC. In the event that a substantial amount of Indigo's income were to consist of royalties, which generally are passive income for purposes of the FPHC rules, it is possible that Indigo would meet the income test. Similarly, if more than 60% of the gross income of a non-U.S. subsidiary of Indigo were to consist of dividends, interest, royalties or other types of passive income, the subsidiary would likely meet the FPHC income test.

If Indigo or any of its subsidiaries is or becomes an FPHC, each U.S. Holder of Indigo (including a United States corporation) that held stock in Indigo on the last day of its taxable year, or, if earlier, the last day of its taxable year on which a U.S. group existed with respect to Indigo or that subsidiary, would be required to include in gross income, as a dividend, such shareholder's pro rata portion of the undistributed income of Indigo or the subsidiary, even if no cash dividend were actually paid. In such case, if Indigo were the FPHC, a U.S. Holder would be entitled to increase its tax basis in the shares of Indigo by the amount of a deemed dividend from Indigo. If a subsidiary of Indigo were the FPHC, a U.S. Holder in Indigo should be afforded similar relief, although the law is unclear as to the form of the relief.

One or more members of the Landa Family may be deemed, under United States federal income tax law, to own all of the stock of Indigo owned by each member of the Landa Family (constituting less than 50% of the outstanding stock of Indigo) for purposes of the FPHC rules. If a member of the Landa Family who is deemed to own common shares were to become a United States citizen or resident, or to marry a United States citizen or resident, Indigo may be classified as a FPHC as the result of the shares considered owned by such family member together with up to four other U.S. individuals who own shares, including by attribution. Mr. Landa has informed Indigo that no relevant member of the Landa Family is or intends to become a United States resident or citizen or to marry a United States resident or citizen. Although we believe that, at the present time, no U.S. group exists, we can give no assurances regarding future deemed ownership of common shares by members of the Landa Family, or future changes in citizenship or residence of Landa Family members, which could result in the creation of a U.S. group and, thus, cause Indigo to be treated as an FPHC. We will use our reasonable best efforts to determine whether Indigo is an FPHC, and to inform shareholders if we believe that Indigo is an FPHC. However, we can give no assurance that we will have timely knowledge of the formation of a U.S. group. Moreover, since Indigo does not intend to maintain its books and records in accordance with United States tax accounting principles, U.S. Holders may not have information available with which to determine accurately any deemed dividend in the event Indigo becomes an FPHC and would have to estimate the amount of such deemed dividend.

If Indigo becomes an FPHC, a United States person who acquires common shares from a decedent would be denied the step-up of tax basis of such shares to fair market value on the decedent's date of death that otherwise would have been available, and, instead, would have a tax basis equal to the lower of fair market value or the decedent's adjusted tax basis.

As noted above, certain United States federal income tax consequences are dependent upon the composition of the income of Indigo and its subsidiaries. The tax law is not entirely clear as to the proper classification of all relevant types of income that Indigo and its subsidiaries may realize. Accordingly, there can be no assurance that our expectations described above will be fulfilled.


Controlled Foreign Corporations

U.S. Shareholders, as defined below, of a controlled foreign corporation (a "CFC"), as defined below, are required to include in gross income their pro rata shares of certain items of passive income derived by the CFC (including, in certain circumstances, income invested in U.S. property) whether or not such amounts are actually distributed, and U.S. Shareholders also are subject to special rules with respect to gain realized upon the disposition of CFC stock and the calculation of the foreign tax credit. A foreign corporation is a CFC for U.S. federal income tax purposes if more than 50% of its stock (by vote or value) is owned (directly, indirectly, or by attribution) by U.S. Shareholders (U.S. Holders, including corporate holders, who each own directly, indirectly, or by attribution 10% or more of the total combined voting power of its shares, taking into account a number of constructive ownership rules). Indigo does not believe that it is currently a CFC. If Indigo were a CFC, the PFIC rules described above would not apply to its U.S. Shareholders. See "Foreign Personal Holding Companies" above for a general discussion of the possibility that one or more members of the Landa Family may become a U.S. person.

F. DIVIDENDS AND PAYING AGENTS

    Not Applicable

G. STATEMENT BY EXPERTS

    Not Applicable

H. DOCUMENTS ON DISPLAY

The company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith must file periodic reports and other information with the Securities and Exchange Commission. As a foreign private issuer, the Company is exempt from certain provisions of the Exchange Act, including those that prescribe the furnishing and content of proxy statements distributed to shareholders and those that relate to reporting and liability for short-swing profits by directors and other insiders.

This annual report and the exhibits thereto and any periodic reports or other information filed pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.V., Washington D.C. 20549.

I. SUBSIDIARY INFORMATION

    Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to Indigo's operations result primarily from changes in exchange rates. To address this risk, Indigo uses various financial instruments. These instruments are composed of monetary assets and liabilities, derivative forward exchange contracts and purchased options. These financial instruments enable Indigo to manage and reduce the impact of fluctuation in foreign currency exchange rates. Cash flow hedges protect Indigo from fluctuations in income and expenses incurred in subsidiaries that operate in non-U.S. dollar-based environments. Changes in interest rates do not have a material effect on Indigo's operations. Indigo does not enter into derivative contracts for trading or speculative purposes, nor is it a party to any leveraged financial instruments.

Foreign Currency Risk

Indigo operates in several countries and in a variety of currencies. When operating in currencies other than the U.S. dollar, Indigo's cash flows and earnings are exposed to fluctuations in foreign currency exchange rates, including exposure due to compensation expenses which are mainly in New Israeli Shekels (NIS) and European currency. Indigo strives to limit its exposure through "natural" hedging by attempting to have similar levels of assets and liabilities in any one currency. The rest of the exposure, which is not set off naturally, is mainly hedged by derivative financial instruments.

Indigo enters into foreign exchange forward contracts and purchased option contracts to hedge a substantial portion of its foreign currency exposure. Indigo uses such contracts to hedge exposure to changes in foreign currency exchange rates associated with monetary assets and liabilities in the balance sheet and anticipated sales transactions to be incurred in a foreign currency. The exposure to Indigo is in European currencies and NIS. Indigo seeks to minimize the risk that the fair value of its revenues and cash flow, required for its operational expenses denominated in a currency other than U.S. dollars, will be affected by changes in exchange rates. See also Note 2 to the Financial Statements.

During 2000, Indigo utilized monetary assets and liabilities, purchased option contracts and forward contracts to reduce the exposure from changes in foreign currency rates.

The table below details the net current assets balance (net current liabilities balance) of the balance sheet exposure, by currency and geography (at fair value). All data in the table has been converted into U.S. dollar equivalents (in thousands). See the explanatory notes below the table.

                  EUROPEAN CURRENCIES  NEW ISRAELI SHEKEL          TOTAL
                      DECEMBER 31          DECEMBER 31          DECEMBER 31
                   2000        1999      2000      1999      2000         1999
THE NETHERLANDS   17,082      16,838        -         -     17,082       16,838
ISRAEL            (6,596)     (8,069)  (20,442)   (8,459)  (27,038)     (16,528)
TOTAL             10,486       8,769   (20,442)   (8,459)   (9,956)         310

Explanatory notes:

1.       Total exposure is the summation of the absolute figures.

2. The data presented in the table reflects the exposure after the use of natural hedging.

3. In light of the large correlation between the European currencies, Indigo does not differentiate between these currencies when measuring its exposure. Therefore, the data in the column under the title "European currencies" includes, primarily, exposures in Euros, German marks, Netherland florins and British pounds.

As of December 31, 2000, Indigo held a purchased option contract and several forward contracts to hedge forecasted sales transactions in Euro and GBP in an aggregate amount of $6 million. The Company's outstanding debt consisted of approximately $5,326,000 in Euros, $85,000 in U.S. dollars and $17,000 in NIS. The loan in Euros was taken to hedge against fluctuation of the Euro exchange rate that would partially affect the expected collection from account receivables in Europe.

Interest Rate Risk

The fair value of Indigo's cash, cash equivalents and short-term debt portfolio at December 31, 2000 approximated its carrying value due to its short-term nature. The cash, cash equivalents and short-term debt portfolio as at December 31, 2000 was composed of cash, short-term deposits and short-term loans bearing mainly fixed interest rates. A change in interest rate would have no material effect upon the fair value of the cash, cash equivalents and short-term loans portfolio as of December 31, 2000.


ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. RESERVED

ITEM 16. RESERVED

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

The Registrant has responded to item 18 in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

Financial Statements

Report of Independent Accountants on Consolidated Financial Statements and Financial Statement Schedule of Indigo N.V. and Subsidiaries

Consolidated Statements of Operations of Indigo N.V. and Subsidiaries for each of the last three years in the period ended December 31, 2000

Consolidated Balance Sheets of Indigo N.V. and Subsidiaries as of December 31, 2000 and 1999

Consolidated Statements of Changes in Shareholders' Equity (Deficiency) of Indigo N.V. and Subsidiaries for each of the last three years in the period ended December 31, 2000

Consolidated Statements of Cash Flows of Indigo N.V. and Subsidiaries for each of the last three years in the period ended December 31, 2000 Notes to Consolidated

Financial Statements of Indigo N.V. and Subsidiaries

Financial Statements

Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2000, 1999 and 1998

INDIGO N.V. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                       PAGE(S)
Report of Independent Accountants on Consolidated Financial
Statements of Indigo N.V. and Subsidiaries.......................        F-1

Consolidated Statements of Operations of Indigo N.V. and
Subsidiaries for each of the last three years in the
period ended December 31, 2000...................................        F-2

Consolidated Balance Sheets of Indigo N.V. and Subsidiaries
as of December 31, 2000 and 1999.................................        F-3

Consolidated Statements of Changes in Shareholders' Equity
(Deficiency) of Indigo N.V. and Subsidiaries for each of the
last three years in the period ended December 31, 2000...........     F-4 to F-6

Consolidated Statements of Cash Flows of Indigo N.V. and
Subsidiaries for each of the last three years in the period
ended December 31, 2000..........................................     F-7 to F-8

Notes to Consolidated Financial Statements of Indigo N.V.
and Subsidiaries.................................................    F-9 to F-36

                         REPORT OF INDEPENDENT AUDITORS


TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF
INDIGO N.V. AND SUBSIDIARIES


We have audited the consolidated balance sheets of Indigo N.V. and Subsidiaries (the "Company") as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2000 and 1999 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2i(1) to the consolidated financial statements, pursuant to U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101 the Company changed its method of accounting for certain revenues in the year ended December 31,2000.



Kesselman & Kesselman
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
February 20, 2001

                          INDIGO N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)

                                                                                             YEAR ENDED DECEMBER 31
                                                                                 --------------------------------------------
                                                                                   2000              1999              1998
                                                                                  ------            ------            ------
REVENUES:
     Equipment                                                                   $  95,349        $  78,742        $  79,027
     Post-sales                                                                     69,370           61,962           58,010
     License fees and royalties                                                         89            4,328           10,335
                                                                                 ---------        ---------        ---------
             T o t a l revenues                                                    164,808          145,032          147,372
                                                                                 =========        =========        =========

COSTS AND EXPENSES:
     Cost of equipment                                                              53,687           44,842           38,223
     Cost of post-sales                                                             29,971           29,802           32,814
     Research and development, net                                                  19,534           14,160           16,682
     Selling, general and administrative                                            71,927           57,596           61,549
     Restructuring charges                                                                                             2,764
     Litigation settlement                                                                                            (1,200)
                                                                                 ---------        ---------        ---------
             T o t a l  costs and expenses                                         175,119          146,400          150,832
                                                                                 =========        =========        =========
             Operating loss                                                        (10,311)          (1,368)          (3,460)
INTEREST EXPENSE                                                                    (1,240)          (1,671)          (2,641)
INTEREST INCOME AND OTHER INCOME, NET                                                3,013            2,406            3,458
                                                                                 ---------        ---------        ---------
         Loss before provision for income taxes                                     (8,538)            (633)          (2,643)
PROVISION FOR INCOME TAXES                                                           1,097              739            2,428
                                                                                 ---------        ---------        ---------
NET LOSS BEFORE CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE                           (9,635)          (1,372)          (5,071)
Cumulative effect, at beginning of year, of an accounting
     change, net                                                                    (1,935)
                                                                                 ---------        ---------        ---------
NET LOSS BEFORE DIVIDEND REQUIREMENTS                                              (11,570)          (1,372)          (5,071)
DIVIDEND ON CONVERTIBLE PREFERRED SHARES:
Current                                                                             (8,793)         (11,098)         (10,961)
Inducement regarding conversion of Series A
     Preferred Shares                                                              (58,685)
                                                                                 ---------        ---------        ---------
NET LOSS APPLICABLE TO COMMON SHARES OUTSTANDING                                 $ (79,048)       $ (12,470)       $ (16,032)
                                                                                 =========        =========        =========
Basic and diluted weighted average number of common
     shares outstanding                                                             85,298           77,282           71,822
                                                                                 =========        =========        =========
Basic and diluted loss per common share before
     cumulative effect of an accounting change, net                              $   (0.90)       $   (0.16)       $   (0.22)
BASIC AND DILUTED LOSS PER COMMON SHARE OF
     CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE, NET                              $   (0.03)
                                                                                 ---------        ---------        ---------
BASIC AND DILUTED LOSS PER COMMON SHARE AFTER
     CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE, NET                              $   (0.93)       $   (0.16)       $   (0.22)
                                                                                 =========        =========        =========
PRO  FORMA AMOUNTS ASSUMING THE ACCOUNTING CHANGE IS APPLIED RETROACTIVELY
     (SEE NOTE 2i):
     NET LOSS APPLICABLE TO COMMON SHARES OUTSTANDING                            $ (77,113)       $ (11,896)       $ (16,769)
                                                                                 =========        =========        =========
     BASIC AND DILUTED LOSS PER COMMON SHARE                                     $   (0.90)       $   (0.15)       $   (0.23)
                                                                                 =========        =========        =========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          INDIGO N.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                 (In thousands, except share par value amounts)

                                                                                          DECEMBER 31
                                                                                    -------------------------
                                                                                       2000            1999
                                                                                    ---------      ----------
                                              A S S E T S
CURRENT ASSETS:
     Cash and cash equivalents                                                      $  47,458      $  40,690
     Restricted cash                                                                      330            399
     Short-term deposits and marketable securities                                     47,255          5,245
     Accounts receivable:
       Trade, net of allowance for doubtful accounts: $7,622 and $6,321
         as of December 31, 2000 and 1999, respectively                                35,018         31,328
       Other                                                                            3,874          4,110
     Inventories                                                                       47,776         28,536
     Other current assets                                                               2,222          2,855
                                                                                    ---------      ---------
             T o t a l  current assets                                                183,933        113,163
                                                                                    ---------      ---------
ACCOUNTS RECEIVABLE - LONG-TERM                                                         1,848            587
INVESTMENTS - AMOUNTS FUNDED FOR EMPLOYEE RIGHTS UPON RETIREMENT                        6,886          5,922
PROPERTY AND EQUIPMENT, net                                                            23,021         19,510
OTHER ASSETS, net                                                                       1,092          1,456
                                                                                    ---------      ---------
             T o t a l  assets                                                        216,780        140,638
                                                                                    =========      =========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable, trade                                                           25,454         18,362
     Accrued expenses                                                                  30,981         24,504
     Loans payable, short-term                                                          5,428         17,191
     Income taxes payable                                                                 906          1,674
     Deferred revenue                                                                   6,844          4,806
     Other current liabilities (including related party of $ 5,000 on
         December 31, 2000)                                                             5,769            518
                                                                                    ---------      ---------
             Total current liabilities                                                 75,382         67,055
                                                                                    ---------      ---------
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT                                          11,167         10,791
OTHER LIABILITIES                                                                       5,834          4,957
                                                                                    ---------      ---------
             T o t a l  liabilities                                                    92,383         82,803
                                                                                    ---------      ---------
COMMITMENTS AND CONTINGENCIES (note 10)
SHAREHOLDERS' EQUITY:
     Common Shares, NLG 0.04 par value; 240,000 shares authorized; 113,182 and
        77,643 issued and outstanding on December 31, 2000 and in 1999,
        Respectively                                                                    2,273          1,660
     Preferred Shares, at NLG 0.04 par value; 26,950 authorized on
         December 31, 2000 and 1999:
         Series A Convertible Preferred Shares NLG 0.04 par value; 6,759
             issued and outstanding on December 31, 1999                                                 161
     Additional paid-in capital                                                       547,978        345,363
     Accumulated deficit                                                             (405,786)      (289,349)
     Accumulated other comprehensive loss                                                 (68)
     Common shares held in treasury, at cost; 2,751 shares on December 31, 2000       (20,000)
                                                                                    ---------      ---------
             T o t a l  shareholders' equity                                          124,397         57,835
                                                                                    ---------      ---------
             T o t a l  liabilities and shareholders' equity                        $ 216,780      $ 140,638
                                                                                    =========      =========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) - 1

                          INDIGO N.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     (In thousands, except number of shares)



                                                                          SERIES A      SERIES B       SERIES D
                                                                        CONVERTIBLE    CONVERTIBLE    CONVERTIBLE
                                                            COMMON       PREFERRED      PREFERRED     PREFERRED        ADDITIONAL
                                                            SHARES         SHARES         SHARES        SHARES      PAID-IN CAPITAL
                                                            ------         ------         ------        ------      ---------------
BALANCE AT JANUARY 1, 1998                                   $ 1,511        $ 161           $ 6                      $ 326,368
Net loss
Issuance of  3,515,680 Series D
   Convertible Preferred Shares
   and 878,920 Series D
   Warrants                                                                                                68           17,133
Conversion of 130,577 Series B
   Convertible Preferred Shares
   to 130,577 Common Shares                                        4                         (4)
Conversion of 3,515,680 Series D Convertible
   Preferred Shares to
   5,374,614 Common Shares                                       110                                      (68)             (42)
Stock issuance costs                                                                                                      (603)
Issuance of  134,188 Common
   Shares in connection with
   the exercise of stock options                                   2                                                       114
Issuance of  393,964 Common
   Shares in connection with
   the exercise of Employee
   Share Purchase Plan                                             8                                                     1,495
Amortization of unearned compensation
Adjustment of warrants pursuant to litigation
   settlement                                                                                                           (1,200)
Change in unrealized gain on marketable
   securities available for sale
                                                             -------      -------       -------      --------         --------
 BALANCE AT DECEMBER 31, 1998                                $ 1,635        $ 161           $ 2             -        $ 343,265
                                                             =======      =======       =======      ========         ========

                                                                                                TOTAL
                                                 ACCUMULATED     UNEARNED                   SHAREHOLDERS'
                                                  DEFICIT      COMPENSATION    OTHER            EQUITY
                                                  -------      ------------    -----            ------
BALANCE AT JANUARY 1, 1998                     $ (282,906)         $ (841)     $ (7)          $ 44,292
Net loss                                           (5,071)                                      (5,071)
Issuance of  3,515,680 Series D
   Convertible Preferred Shares
   and 878,920 Series D
   Warrants                                                                                     17,201
Conversion of 130,577 Series B
   Convertible Preferred Shares
   to 130,577 Common Shares                                                                          -
Conversion of 3,515,680 Series D Convertible
   Preferred Shares to
   5,374,614 Common Shares                                                                           -
Stock issuance costs                                                                              (603)
Issuance of  134,188 Common
   Shares in connection with
   the exercise of stock options                                                                   116
Issuance of  393,964 Common
   Shares in connection with
   the exercise of Employee
   Share Purchase Plan                                                                           1,503
Amortization of unearned compensation                                 841                          841
Adjustment of warrants pursuant to litigation
   settlement                                                                                   (1,200)
Change in unrealized gain on marketable
   securities available for sale                                                  7                  7
                                                 --------        --------   --------          --------
 BALANCE AT DECEMBER 31, 1998                  $ (287,977)              -         -           $ 57,086
                                                 ========        ========   ========          ========




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) - 2


                          INDIGO N.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     (In thousands, except number of shares)




                                                         SERIES A      SERIES B
                                                       CONVERTIBLE    CONVERTIBLE       ADDITIONAL                       TOTAL
                                          COMMON         PREFERRED     PREFERRED         PAID-IN        ACCUMULATED    SHAREHOLDERS'
                                          SHARES          SHARES        SHARES           CAPITAL          DEFICIT         EQUITY
                                         --------      ------------   ------------     ----------       ------------   -------------

BALANCE AT JANUARY 1, 1999                 $ 1,635          $ 161           $ 2         $ 343,265        $ (287,977)      $ 57,086
Net loss                                                                                                     (1,372)        (1,372)
Issuance of  367,920 Common Shares
   in connection with the exercise of
   Series D Warrants                             9                                            739                              748
Conversion of 104,463 Series B
   Convertible Preferred Shares to
   104,463 Common Shares                         2                           (2)                                           -
Issuance of 437,876 Common Shares
   in connection with the exercise of
   Employee Share Purchase Plan                  9                                          1,241                            1,250
Stock issuance costs                                                                          (26)                             (26)
Issuance of  177,167 Common
   Shares in connection with
   the exercise of stock  options                5                                            144                              149
                                           -------        -------      --------          --------          --------       --------
BALANCE AT DECEMBER 31, 1999               $ 1,660          $ 161             -         $ 345,363        $ (289,349)      $ 57,835
                                           =======        =======      ========          ========          ========       ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                                                 (Concluded) - 3

                          INDIGO N.V. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                     (In thousands, except number of shares)



                                                           SERIES A                    ACCUMULATED
                                                         CONVERTIBLE    ADDITIONAL        OTHER                        TREASURY
                                               COMMON      PREFERRED     PAID-IN       COMPREHENSIVE    ACCUMULATED     SHARES
                                               SHARES       SHARES       CAPITAL          LOSS           DEFICIT      (SEE 13C)
                                               -------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 2000                     $ 1,660       $ 161     $ 345,363                      $ (289,349)

Comprehensive loss:
   Net loss                                                                                              (11,570)
   Other comprehensive loss:
       Unrealized loss on derivatives
       designated as cash flow hedge                                                        (68)

Total comprehensive loss
Issuance of  511,000 Common Shares
   in connection with the exercise of
   Series D Warrants                                 9                     1,443
Issuance of 393,131 Common Shares
   in connection with the exercise of
   Employee Share Purchase Plan                      7                     1,190
Issuance of  996,975 Common
   Shares in connection with
   the exercise of stock  options                   17                     1,492
Issuance of 14,814,814 Common
   Shares in connection with
   Hewlett Packard investment (see 13b)            235                    99,765
Issuance of 18,822,381 Common
   Shares and purchase of treasury shares in
   connection with the conversion
   of  Series A Preferred Shares (see 13c)         345        (161)      104,683                        (104,867)      (20,000)
Stock issuance costs                                                      (5,958)
                                              --------    --------      --------       --------         --------      --------
BALANCE AT DECEMBER 31, 2000                   $ 2,273           -     $ 547,978          $ (68)      $ (405,786)    $ (20,000)
                                              ========    ========      ========       ========         ========      ========






                                                 TOTAL
                                              SHAREHOLDERS'
                                                 EQUITY
                                            ----------------
BALANCE AT JANUARY 1, 2000                      $ 57,835
                                                --------
Comprehensive loss:
   Net loss                                      (11,570)
   Other comprehensive loss:
       Unrealized loss on derivatives
       designated as cash flow hedge                 (68)
                                                --------
Total comprehensive loss                         (11,638)
Issuance of  511,000 Common Shares
   in connection with the exercise of
   Series D Warrants                               1,452
Issuance of 393,131 Common Shares
   in connection with the exercise of
   Employee Share Purchase Plan                    1,197
Issuance of  996,975 Common
   Shares in connection with
   the exercise of stock  options                  1,509
Issuance of 14,814,814 Common
   Shares in connection with
   Hewlett Packard investment (see 13b)          100,000
Issuance of 18,822,381 Common
   Shares and purchase of treasury shares in
   connection with the conversion
   of  Series A Preferred Shares (see 13c)       (20,000)
Stock issuance costs                              (5,958)
                                                --------
BALANCE AT DECEMBER 31, 2000                   $ 124,397
                                                ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) - 1

                          INDIGO N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                                YEAR ENDED DECEMBER 31
                                                                                    -------------------------------------------
                                                                                       2000              1999           1998
                                                                                    ---------         ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                                                    $ (11,570)        $ (1,372)       $ (5,071)
     ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH FLOWS USED IN
         OPERATING ACTIVITIES:
         Depreciation, amortization and write-off of property and
             equipment                                                                   6,593            5,501           9,869
         Cumulative effect of an accounting change                                       1,935
         Compensation on stock options                                                                                      841
         Charge related to issuance of warrants pursuant to litigation
             settlement                                                                                                  (1,200)
         Deferred income taxes                                                                              191            (191)
         Provision for doubtful accounts                                                 1,301            2,620           1,224
         Loss on disposal of fixed assets                                                                    94
     CHANGES IN ASSETS AND LIABILITIES:
         Increase in accounts receivable                                                (5,357)          (7,913)         (5,794)
         Decrease (increase) in inventories                                            (16,088)           4,128          (3,729)
         Decrease (increase)  in other current assets                                      633           (1,055)           (381)
         Increase (decrease) in accounts payable and accrued expenses                   11,690           (9,342)         (5,061)
         Increase (decrease) in income taxes payable                                      (768)            (678)            843
         Increase in deferred revenue                                                   (1,694)             842              42
         Increase (decrease) in other current liabilities                                5,251             (663)           (418)
         Increase in liability for employee rights upon retirement                         376              903           1,672
         Increase (decrease) in other liabilities                                          877             (120)            (69)
                                                                                       -------          -------         -------
     Net cash flows used in operating activities                                        (6,821)          (6,864)         (7,423)
                                                                                       -------          -------         -------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of short term deposits and  marketable securities                        (47,187)          (5,360)
     Proceeds from sale of short term deposits and marketable
         securities                                                                      5,177              116             391
     Decrease (increase) in restricted cash                                                 69            2,276            (318)
     Capital expenditures                                                              (11,317)          (8,175)         (6,715)
     Amounts funded for employee rights upon retirement                                   (964)            (353)           (746)
     Proceeds from sale of fixed assets                                                                      31
                                                                                       -------          -------         -------
     Net cash flows used in investing  activities                                      (54,222)         (11,465)         (7,388)
                                                                                       -------          -------         -------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of Common shares (see 13b)                                 100,000
     Purchase of treasury shares (see 13c)                                             (20,000)
     Proceeds from issuance of  Series D Convertible Preferred Shares
       and Warrants                                                                                                      17,201
     Proceeds from exercise of warrants                                                  1,452              748
     Stock issuance costs                                                               (3,925)             (50)           (591)
     Proceeds from exercise of employee stock purchase plan                                537            1,250           1,503
     Proceeds from exercise of stock options                                             1,509              149             116
     Short-term loans payable, net                                                     (11,762)          17,191          (5,606)
                                                                                       -------          -------         -------
     Net cash flows provided by financing activities                                    67,811           19,288          12,623
                                                                                       -------          -------         -------
NET INCREASE (DECREASE)  IN CASH AND CASH
     EQUIVALENTS                                                                         6,768              959          (2,188)
BALANCE OF CASH AND CASH EQUIVALENTS AT
     BEGINNING OF YEAR                                                                  40,690           39,731          41,919
                                                                                       -------          -------         -------
 BALANCE OF CASH AND CASH EQUIVALENTS AT
     END OF YEAR                                                                      $ 47,458         $ 40,690        $ 39,731
                                                                                       =======          =======         =======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Concluded) - 2

                          INDIGO N.V. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                       YEAR ENDED DECEMBER 31
                                                                               ----------------------------------------------
                                                                                 2000               1999              1998
                                                                               --------           --------           --------
SUPPLEMENTARY DISCLOSURE OF CASH
   FLOW INFORMATION:
   Interest paid                                                                $ 1,492              $ 508           $ 1,087
                                                                                =======            =======           =======
   Advances to income tax authorities                                             $ 807            $ 1,482           $ 1,885
                                                                                =======            =======           =======


SUPPLEMENTARY INFORMATION OF FINANCING ACTIVITY NOT INVOLVING CASH FLOWS:

1. As of December 31, 2000, 1999 and 1998, the Company acquired additional property and equipment for $654, $732, and $378, respectively, which had not been paid as of those dates.

2. As of December 31, 2000, 1999 and 1998, the Company incurred stock issuance costs of $2,033, $6 and $30, respectively, which had not been paid as of those dates.

3. As of December 31, 2000, the Company issued Common shares of $660 in connection with Employee Share Purchase Plan, which has been received by the Company subsequent to the year end.

4. In 2000, The Company issued share dividend of $ 104,867 in connection with the conversion of Series A Preferred Shares (see 13c).




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          INDIGO N.V. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF BUSINESS

               Indigo N.V., a Dutch corporation, and its wholly-owned subsidiaries (the "Company"), develop, manufacture, market and service proprietary Digital Offset Color(TM) printing presses used in the production of on-demand, short-run color digitally-printed products. The Company also develops, manufactures and markets imaging products and provides service to its customers. The imaging products and service activities are referred to in these financial statements as "Post-sales" (see note 2i). The Company markets products directly and through distributors in Europe, directly in the United States and through distributors in other parts of the world. The Company conducts its research and development and manufacturing activities in Israel. In 2000, 1999 and 1998, 6 %, 11% and 10%, respectively, of the Company's equipment and post-sales revenue were from a distributor in Japan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES :

               a.    BASIS OF PRESENTATION

                     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

                     The consolidated financial statements of the Company have been prepared based upon accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

                     The Company's most significant estimates relate to doubtful accounts, inventory reserves, warranty provisions, other equipment-related provisions, deferred tax asset valuation allowances, tax contingencies and litigation. Actual results could differ from these estimates as a result of changes in circumstances related to market development, competition, the level of performance of the Company's products, technologies and other factors.

               b.    FOREIGN CURRENCY TRANSLATION

                     The U.S. dollar ("dollar") is the functional and reporting currency for all of the Company's entities as it is the currency of the primary economic environment in which the Company conducts its operations. Gains or losses from non-dollar currency transactions are recognized in consolidated income in the period of occurrence. The non-dollar currency gains (losses) were approximately $149,000, $ (720,000) and $1,651,000 for the years ended
                     December 31,2000, 1999 and 1998, respectively, which were recorded in interest income (expense).

               c.    CASH EQUIVALENTS

                     The Company considers all highly liquid investments, which include short-term (up to 3 months from date of deposit) bank deposits that are not restricted as to withdrawal or use, to be cash equivalents.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):



               d.    MARKETABLE SECURITIES

                     At December 31,2000, marketable securities, representing investments in debt securities in which the Company has the ability and the intent to hold to maturity, are classified as "held to maturity" and are carried at amortized cost. Interest income, including amortization of the premium and discount arising on acquisition, is included in the statement of operation.

                     In 1999, marketable securities were classified as "available for sale", and were stated at market value.

               e.    FINANCIAL INSTRUMENTS

                     The Company enters into forward exchange contracts and purchases currency options to hedge existing non-dollar assets and liabilities and forecasted sales transactions. The Company does not hold or issue derivative financial instruments for trading purposes.

                     In June 1998, the Financial Accounting Standards Board (" FASB") issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes a new model for accounting for derivatives and hedging activities that supersedes and amends a number of existing standards.

                     SFAS 133 standardizes the accounting for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts. SFAS 133 requires that an entity recognizes derivative instruments as assets or liabilities in the balance sheet and measure them at fair value. Gains or losses resulting from changes in the values of these derivatives would be accounted for depending on the use of the derivatives and whether it qualifies for hedge accounting.

                     According to SFAS 133, derivatives designated for hedging foreign currency exposures will impact the financial statements as follows:

                     (1) The derivative instruments will be presented in the balance sheet at their fair-value.

                     (2) For a derivative designated as hedging the exposure of the variability of cash-flows; the gain or loss is reported in other comprehensive income and subsequently reclassified into earnings when the hedged item effects earning. The ineffective portion of the gain or loss is reported in earnings immediately.

                     (3) For a derivative designated as hedging the exposure of existing assets or liabilities fair-value - the gain or loss is recognized in earnings in the period of change, together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

                     The Company adopted SFAS 133 starting the fourth quarter of year 2000. The adoption has no material cumulative effect on the Company results or on its financial position.


               f.    INVENTORIES

                     Inventories are valued at the lower of cost or market. Cost is determined as follows:

                     Raw materials - on moving average basis.

                     Products in process and finished products - on basis of
                         production costs: Raw materials - on moving average basis. Labor and overhead component - on average basis.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):


               g.    PROPERTY AND EQUIPMENT

                     Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such assets. Maintenance and repairs are charged to expense as incurred; leasehold improvements are capitalized. Annual depreciation and amortization by major category is as follows:

                                                    ESTIMATED USEFUL LIFE
                                                  --------------------------------
      Machinery and equipment                     3 - 10 years
      Office furniture and equipment              5 - 16 years
      Leasehold improvements                      Estimated useful life or term of
                                                  lease, whichever is shorter

                     Upon retirement or sale, the cost of assets disposed of and related accumulated depreciation are eliminated and the related gains or losses are reflected in the Statements of Operations.


               h.    IMPAIRMENT OF LONG-LIVED ASSETS

                     The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of the foregoing assets in relation to the operating performance and future discounted cash flows of the underlying assets.

               i.    REVENUE RECOGNITION:


                     1)    Equipment sales

                           Effective January 1, 2000 and pursuant to Securities and Exchange Commission, Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements", the Company has implemented a change in its revenue recognition policy that has added installation as a requirement for recognition of direct sales of equipment. Previously, the Company had recognized revenue upon shipment of equipment, as installation being perfunctory, provided collectibility is reasonably assured, future obligations of the Company are considered insignificant and the costs of such obligations can be reasonably estimated. Under the new policy, revenue on sales of equipment to customers is recognized upon installation at the customer's site, where applicable, provided collectibility is reasonably assured, future obligations of the Company are considered insignificant and the costs of such obligations can be reasonably estimated. Sales of equipment that do not initially meet the criteria for recognition are recognized when all such criteria are met.

                           The cumulative effect of the change as of January 1, 2000, recorded in the Statements of Operations for the year 2000, was an increase of the net loss amounted to $1,935,000.

                           The pro forma amounts presented in the Statements of Operation were calculated assuming the change in the accounting policy was made retroactively to all prior periods.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

                           Revenue from sales to leasing companies for lease to third party end-users is recognized according to the policy of revenue recognition of equipment sales as described above. In certain leasing transactions, the leasing company is obligated to pay the Company an additional amount in excess of the purchase price of the equipment if the third party performs fully under the leasing arrangement; such additional revenue is recognized when realized.

                           Customer deposits and other payments received prior to sales recognition are included in customer advances and deferred revenue in the consolidated balance sheets.

                     2)    Post-sales

                           Post-sales revenues include revenues from imaging products, service and click charges. Revenues from post-sale activities are generally recognized upon shipment for products and usage for click charges. Revenues from customer service contracts are recognized ratably over the contract period or as services are performed.

                     3)    License fees and royalties

                           Fees and royalties received on technology are recognized in the periods in which the licenses are granted, provided no future performance is required.

               j.    WARRANTY OBLIGATIONS

                     The Company provides a limited warranty for certain manufacturing and material defects in certain equipment sold. Estimated costs related to warranty obligations are initially provided at the time sales of equipment are recognized, and are revised to reflect any subsequent changes in circumstances and estimates.

               k.    RESEARCH AND DEVELOPMENT

                     Research and development expenses are charged to income as incurred. Participation from government departments for development of approved projects is recognized as a reduction of expense as the related cost is incurred (see Notes 10b and 15).

               l.    ALLOWANCE FOR DOUBTFUL ACCOUNTS

                     The allowance for doubtful accounts is determined for specific debts doubtful of collection. The expenses in respect of bad debts and allowance for doubtful accounts were approximately $ 1,301,000, $ 2,620,000 and $ 1,224,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

               m.    ADVERTISING COSTS

                     These costs are expensed as incurred.

               n.    INCOME TAXES

                     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date on the basis of tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Tax benefits related to stock issuance costs and to the exercise of stock options, which are attributable to the excess of the fair market value at the date exercised over the fair market value at the date of grant, are credited to equity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):


               o.    COMPREHENSIVE LOSS


                     The Company presents its comprehensive loss in the consolidated statements of changes in shareholders' equity. In 1999 and 1998 there was no other comprehensive income or loss items other than net loss.

               p.    TREASURY SHARES

                     Company's shares held by the Company are presented as a reduction of shareholders' equity, at their cost to the Company.

               q.    NET LOSS PER COMMON SHARE

                     Basic earnings per share (EPS) are based upon the weighted average number of Common Shares outstanding during the year. Since the basic EPS for the reported years represent loss per share, the effect of including the incremental common shares from assumed conversion of preferred shares and exercise of stock options and warrants in EPS computation is anti-dilutive and accordingly the basic and diluted EPS are the same amount.

               r.    RECLASSIFICATION

                     Certain amounts in prior years' figures have been reclassified to conform with the current year's presentation.



NOTE 3 - SHORT-TERM DEPOSITS AND MARKETABLE SECURITIES:

                                                                             DECEMBER 31                WEIGHTED AVERAGE
                                                                       ------------------------          INTEREST RATE AT
                                                                        2000             1999          DECEMBER 31, 2000
                                                                       ------           -------        ------------------
                                                                           (IN THOUSANDS)                      %
                                                                       ------------------------        ------------------
                                                                                                               -
     Term deposits mature within twelve months                         $ 41,611         $ 5,000               6.4
     Marketable securities - financial institutions
         debt securities due within twelve months                         5,644             245               6.4
                                                                        -------         -------
                                                                       $ 47,255         $ 5,245
                                                                        =======         =======


                     Due to their short maturities, the fair value of the marketable securities approximate their carrying value.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 4 - ACCOUNTS RECEIVABLE - OTHER:

                                                                               DECEMBER 31
                                                                         ----------------------
                                                                          2000            1999
                                                                         ------          ------
                                                                             (IN THOUSANDS)
                                                                         ----------------------
     Research and development grants                                      $ 849         $ 1,466
     Refundable value-added taxes                                         1,161           1,209
     Employee loans and advances                                            234             456
     Income tax receivable                                                    -             294
     Escrow account regarding Employee Stock
          Purchase Plan                                                     660               -
     Other                                                                  970             685
                                                                        -------         -------
                                                                        $ 3,874         $ 4,110
                                                                        =======         =======



NOTE 5 - INVENTORIES:

                                                                             DECEMBER 31
                                                                       ----------------------
                                                                        2000            1999
                                                                       ------          ------
                                                                           (IN THOUSANDS)
                                                                       ----------------------
     Raw materials                                                     $ 13,512         $ 9,566
     Products in process                                                 10,940           5,799
     Finished products                                                   23,324          13,171
                                                                       --------        --------
                                                                       $ 47,776        $ 28,536
                                                                       ========        ========



NOTE 6 - PROPERTY AND EQUIPMENT:

                                                                                  ACCUMULATED
                                                                                  DEPRECIATION                     DEPRECIATED
                                                     COST                       AND AMORTIZATION                     BALANCE
                                            -----------------------          ------------------------        ----------------------
                                                  DECEMBER 31                      DECEMBER 31                     DECEMBER 31
                                            -----------------------          ------------------------        ----------------------
                                             2000            1999             2000              1999          2000            1999
                                                            ------           ------            ------        ------          ------
                                                 (IN THOUSANDS)                   (IN THOUSANDS)                  (IN THOUSANDS)
                                            -----------------------          ------------------------        ---------------------
     Machinery and equipment*               $ 40,883        $ 42,194         $ 24,231        $ 27,472        $ 16,652       $ 14,722
     Vehicles                                      -              85                -              79               -              6
     Furniture and office
         equipment                             3,631           3,624            2,047           2,481           1,584          1,143
     Leasehold improvements                   11,688          10,307            6,903           6,668           4,785          3,639
                                             -------         -------          -------         -------         -------       --------
                                            $ 56,202        $ 56,210         $ 33,181        $ 36,700        $ 23,021       $ 19,510
                                             =======         =======          =======         =======        ========       ========

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - PROPERTY AND EQUIPMENT (continued):



               Depreciation and amortization expense for the years ended December 31,2000, 1999, and 1998 was $6,230,000, $5,137,000 and
               $9,503,000, respectively. As of December 31, 2000, property and equipment of $ 7,814,000, which was still in use, was fully depreciated.


               * The amount at December 31, 2000 and 1999 includes machinery and equipment leased to others in a depreciated amount of $1,277,000 and $695,000 respectively.

                   Future minimum rentals to be received in respect of leased machinery and equipment, at rates in effect at December 31, 2000, are as follows:

                   Year ending December 31:

                                               (IN THOUSANDS)
                                               --------------
                   2001                            $ 575
                   2002                              575
                   2003                              575
                   2004                              475
                   2005                              400
                                                  ------
                                                  $2,600
                                                  ======



NOTE 7 - ACCRUED EXPENSES:

                                                                     DECEMBER 31
                                                               -----------------------
                                                                 2000           1999
                                                               -------        --------
                                                                   (IN THOUSANDS)
       Salaries and employee benefits                          $ 11,910       $ 8,567
       Warranty                                                   3,131         2,283
       Other equipment-related provisions                           511           161
       Recourse obligations                                         745           660
       Accrued royalties                                          3,695         2,321
       Value-added taxes payable                                  1,513         2,487
       Other                                                      9,476         8,025
                                                                -------       -------
                                                               $ 30,981      $ 24,504
                                                                =======       =======

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 8 - SHORT-TERM LOANS:



               Short-term bank loans at December 31, 2000 amount to $ 5,428,000.

               In April 2000, the Company signed three independent agreements with the three major Israeli banks. The Company's bank facilities, provide for total advances up to $30 million, require to maintain financial covenants and the pledge of substantially all of the Company's assets as a collateral under those facilities. The facilities expire on March 31, 2001, the Company is negotiating its option to extend the facilities.


               Unutilized credit lines at December 31, 2000 aggregate $ 24,572,000. These credit lines are denominated in U.S. dollars and in Euro and bear interest at the rate of 7.3% and 5.7%, respectively.

               As of December 31, 2000, classified by currency of repayment, linkage terms and interest rates, the total amount of the loans is as follows:

                                                           WEIGHTED AVERAGE               AMOUNT
                                                            INTEREST RATE              (IN THOUSANDS)
                                                            -------------              --------------
                                                                  %
                                                                  -
       In dollars                                                7.3                          $ 85
       In, or linked to, other currencies:
           Euro                                                  5.7                         5,326
           New Israeli Shekels (NIS)                             9.0                            17
                                                                                           -------
                                                                                           $ 5,428
                                                                                           =======


NOTE 9  - EMPLOYEE RIGHTS UPON RETIREMENT:

               a.  LIABILITY FOR SEVERANCE PAY IN RESPECT OF ISRAELI EMPLOYEES

                   Israeli law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company' severance pay liability to its Israeli employees (one month's salary for each year worked) is calculated based on the assumption of full settlement at balance sheet dates, based upon the number of years of service and the latest monthly salary. The Company purchases insurance policies and deposits monies in severance pay funds, managed by major Israeli banks, which are earmarked as cover for this liability. The amounts funded
                   - $ 6,886,000 and $ 5,922,000, as of December 31, 2000 and
                   1999, respectively - are presented among the Company's assets.

               b.  PENSION FOR RETIRING EMPLOYEES AND EARLY RETIREMENT

                   Certain European subsidiaries had defined benefit pension plans for their employees, some of whom are no longer in the employ of these subsidiaries. The plans included certain disability, retirement and dependents' benefits. Generally, the terms of the plans provided that the employees are entitled to receive pension payments computed as a percentage of their salary near retirement, based, inter alia, upon number of years of service.

                   During 2000, the Company converted the defined benefit pension plans to defined premium pension plans. As a result, and according to SFAS 88, the net pension liability as of December 31, 1999, which represented the present value of the amounts due by the Company per actuary calculations, net of amounts funded in respect thereof was released in 2000.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 9  - EMPLOYEE RIGHTS UPON RETIREMENT (continued):

               c.    THE LIABILITY IS COMPOSED AS FOLLOWS:

                                                                                      DECEMBER 31
                                                                                -----------------------
                                                                                 2000             1999
                                                                                ------           ------
                                                                                      (IN THOUSANDS)
                                                                                -----------------------
Liability for severance pay in respect of Israeli
      employees                                                                 $ 11,167          $ 8,540
                                                                                 -------          -------
Liability for pension and early retirement -
      projected benefit obligation, in respect of
      European employees                                                               -            3,471
L e s s - amounts funded - plan assets                                                 -            1,220
                                                                                 -------          -------
                                                                                       -          $ 2,251
                                                                                 -------          -------
                                                                                $ 11,167         $ 10,791
                                                                                 =======          =======


               d. THE CHANGES IN ACCRUED SEVERANCE PAY AND PENSION (NET) ARE AS FOLLOWS:

                                                                                      DECEMBER 31
                                                                                -----------------------
                                                                                 2000             1999
                                                                                ------           ------
                                                                                      (IN THOUSANDS)
                                                                                -----------------------
 Balance at beginning of year                                                   $ 10,791          $ 9,705
 Increase in liability                                                             3,325            2,041
 Decrease in pension liability, net (see b above)                                 (2,251)               -
 Changes in plan assets, net                                                           -             (758)
 Benefit paid                                                                       (698)            (197)
                                                                                 -------          -------
 Balance at end of year                                                         $ 11,167         $ 10,791
                                                                                 =======          =======


               e. COMPONENTS OF NET PERIODIC SEVERANCE PAY AND PENSION EXPENSE WERE AS FOLLOWS:

                                                                                 YEAR ENDED DECEMBER 31
                                                                            2000            1999            1998
                                                                         ---------       ---------        ---------
                                                                                       (IN THOUSANDS)
                                                                         ------------------------------------------
       In respect of pension:
           Service costs                                                         -            $ 603           $ 738
             Interest costs                                                      -              119             113
             Net amortization and deferral                                       -              (51)           (200)
             Settlement of the plan( see b above)                         $ (2,251)               -               -
             Other                                                               -             (348)            364
                                                                           -------          -------         -------
                                                                            (2,251)             323           1,015
       In respect of severance pay                                         $ 1,505          $ 1,513         $ 1,365
       In respect of defined premium pension                                 1,257                -               -
                                                                           -------          -------         -------
                                                                             $ 511          $ 1,836         $ 2,380
                                                                           =======          =======         =======

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - COMMITMENTS AND CONTINGENCIES:

               a.  LEASE COMMITMENTS

                   The Company's facilities in the Netherlands are leased under a non-cancelable operating lease expiring in 2005, with an option to extend the lease until 2020 (the Company has the option to sublease these premises under certain conditions). In addition, the Company has entered into various other operating leases, extending through 2004.

                   The property where the Company's research and development and production facilities in Israel are located is leased under non-cancelable operating leases expiring through 2008.

                   The Company also leases land in Israel under a non-cancelable operating lease expiring 2040, with an option to extend the lease until 2090. The annual commitment increases over the term of the lease, with the average estimated annual commitment approximating $541,500 as per the company's estimate. This amount is currently in dispute with the lessor as described in c. below.

                   The U.S. facility is leased under a non-cancelable operating lease expiring in 2003, with an option to extend the lease until 2008 (the Company has the option to sublease these premises under certain conditions). In addition, the Company has entered into various other operating leases, extending through 2005.


                   The following is a schedule of future minimum rental payments under non-cancelable operating leases (excluding option periods) as of December 31, 2000:

                                                                  (IN THOUSANDS)
                            ====================================================
                            2001                                      $ 4,124
                            ====================================================
                            2002                                      $ 3,803
                            ====================================================
                            2003                                      $ 3,450
                            ====================================================
                            2004                                      $ 2,738
                            ====================================================
                            2005                                      $ 2,253
                            ====================================================
                            Thereafter (through 2040)                $ 24,629
                            ====================================================


                   Rent expense, principally in connection with the above leases, was approximately $ 3,936,000, $4,715,000, and $5,121,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

               b.  ROYALTY COMMITMENTS:

                   1) The Company is committed to pay royalties to the Government of Israel relating to research and development and marketing grants, in which the Government participates by way of grants. At the time, the grants were received, successful development of the related project was not assured. The royalty rate is 3%-3.5% of either 50% or 100% of sales of the products (for research and development grants) and 3% of the increase of total sales of certain products (for marketing expenses), until the cumulative amount of the royalties equals 100% of the grants received; as from January 1, 1998 for research and development grants with the addition of an annual interest rate based on LIBOR. Repayment of such grants is not required in the event that there are no sales of product with respect to such grants. At December 31, 2000, the Company had received and accrued cumulative grants, net of royalties paid and accrued, of approximately $21 million.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 10 - COMMITMENTS AND CONTINGENCIES (continued):

                   2) In 1998, the Company renewed an agreement with a software supplier, pursuant to which the Company pays the supplier a royalty for each unit sold which incorporates the supplier's products. This agreement is for a term of three years expiring in December 2001.

                   3) The Company is obligated to pay royalties to certain parties, based on agreements which allow it to use technologies developed by these parties. Such royalties are based on the revenues from sales of products which incorporate these technologies, or on quantities of such products sold.

                         Total royalties paid to the Government of Israel, the software supplier and certain parties for the years ended December 31, 2000, 1999 and 1998 were $4,411,000
                         , $3,371,000 and $2,873,000 respectively.

               c.  LEGAL PROCEEDINGS

                   One of the Company's Israeli subsidiaries is party to a dispute regarding the amount of rent payable pursuant to a long-term lease for a tract of land adjacent to the Company's manufacturing facilities in Nes-Ziona, Israel. The dispute involves issues of contract interpretation and real estate appraisal. In October 1999, the proceedings moved from arbitration (which ended inconclusively) to the District Court in Jerusalem. In January 2000, the District Court in Jerusalem granted the Company's motion to remove the case to the District Court in Tel Aviv, where several hearings regarding the validity of the arbitrator's decision have been held since April 2000.

                   In June 2000, the court characterized the arbitrator's decision as problematic (in view of questions regarding ostensible error by the arbitrator and issues of interpretation), and in November 2000, the court granted the Company's motion to present additional arguments in support of the Company's position that the arbitrator's decision is invalid. The parties submitted their respective arguments on this issue to the court in writing in January 2001, and oral arguments are scheduled for March 2001. Efforts to resolve the dispute through mediation commenced in July 2000 and were discontinued in November 2000, at which time direct settlement discussions were renewed. Such discussions were suspended in February 2001. In the event that the parties are unable to resolve the dispute amicably, the Company intends to continue to defend the claim vigorously, as management believes that the amount of rent sought by the landlord is unreasonable and not supported by the terms of the lease.

               FOUR.      PLEDGES OF THE COMPANY'S ASSETS

                    In connection with the pledges granted, see Note 8.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - RESTRUCTURING CHARGES:


                 In December 1998, the Company announced senior management restructuring, resulting in severance pay costs of $ 2,764,000.

                 The restructuring charges for the year ended December 31, 1998 consisted of:

                                                                             1998
                                                                        -------------
                                                                        (IN THOUSANDS)
                                                                        -------------
Severance pay and other employee-related costs                             $ 2,006
Abandonment of premises                                                        292
Other                                                                          466
                                                                          --------
                                                                           $ 2,764
                                                                          ========


                 In 1999, the Company paid $2,473,000 in respect of the abovementioned restructuring charges. As of December 31, 1999, there were no remaining unpaid amounts with respect to the restructuring in 1998.


NOTE 12 - INCOME TAXES:

                 The provision for income taxes consists of the following:

                                                                                 YEAR ENDED DECEMBER 31
                                                                         ------------------------------------------
                                                                           2000             1999              1998
                                                                         -------          -------           -------
                                                                                        (IN THOUSANDS)
Domestic - current                                                                                        $    63
Foreign:
   Current                                                                $1,097              $ 548         2,799
   Benefit of net operating losses carried forward                                                           (243)
   Deferred                                                                                     191          (191)
                                                                         -------            -------       -------
Total                                                                     $1,097              $ 739       $ 2,428
                                                                         =======            =======       =======

                   Income taxes include taxes on income reported by the Company to the respective taxing jurisdictions, mainly due on taxable income in the European branches. Income taxes also include withholding taxes due on income earned by Indigo N.V. from both third parties and subsidiaries of Indigo N.V.

                   Domestic provision for income tax reflects the provision of Indigo N.V. for Dutch taxes. The foreign provision includes the provision for taxes due to taxing authorities in the United States, Israel, Japan, Europe (other than The Netherlands) and other jurisdictions.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 12 - INCOME TAXES (continued):

                   Income (loss) before taxes is as follows:

                                                                           YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                     2000              1999           1998
                                                                  ---------         ---------      ---------
                                                                                  (IN THOUSANDS)
     Domestic                                                       $2,953           $ 6,473       *$11,826
     Foreign                                                       (11,491)           (7,106)       (14,469)
                                                                   -------           -------        -------
     Total                                                         $(8,538)          $  (633)       $ (2,643)
                                                                   =======           =======        =======


                            *      Represents tax exempt income.


              Domestic income includes income of Indigo N.V. and its European branches. The foreign loss includes the loss of all the other entities in the group.

              Income taxes at the effective rate differ from the statutory rate of 35% in The Netherlands because certain income taxes are based on amounts other than income before income taxes, foreign tax rates vary and net operating losses from certain subsidiaries are not deductible (see Note 12a for further discussion).



              Deferred income taxes comprise the following:

                                                                                       DECEMBER 31
                                                                        --------------------------------------
                                                                          2000           1999             1998
                                                                        -------        -------          -------
                                                                                   (IN THOUSANDS)
DOMESTIC -
   net operating loss and tax credit carryforwards*                     $6,096          $6,187           $6,679
FOREIGN:
   Net operating loss carryforwards*                                       856           1,187            1,251
   Accrued expenses                                                         79             538              960
   Allowance for doubtful accounts                                         683             508              511
                                                                       -------         -------          -------
                                                                         7,714           8,420            9,401
Valuation allowances                                                    (7,714)         (8,420)          (9,401)
                                                                       -------         -------          -------
Net deferred tax                                                      $    -,-         $   -,-          $   -,-
                                                                       =======         =======          =======



* Deferred income tax does not include net operating losses that will be credited to additional paid in capital when realized, see also a. and c. below.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 12 - INCOME TAXES (continued):


                     SPECIFIC INFORMATION REGARDING INDIGO N.V. AND ITS
                     SUBSIDIARIES:

                     a.     INDIGO N.V.

                            Dutch companies are subject to a corporate tax in The Netherlands at a rate of 35% (37% for the first NLG 100,000 of taxable income) on profits realized less deductible expenses. However, the effective tax rate payable by Indigo N.V. is considerably less. Under Dutch tax law, Indigo N.V. is not subject to tax on dividends and gains arising from qualifying share ownership in any of its subsidiaries that are subject to a profit tax at a national level. Under a ruling effective January 1, 1994, for Dutch tax purposes, Indigo N.V.'s intangibles were revalued and capitalized and amortized as a percentage of royalties received. The capitalization and amortization method was approved by the Dutch tax inspectorate. Based on Dutch tax law and tax treaties that The Netherlands has concluded with various countries, Indigo N.V. may credit withholding tax due in foreign jurisdictions against its Dutch tax liability on such royalties.

                            Pursuant to the above ruling, the Company was required to make a one-time payment of approximately $3.8 million, to be expensed over the period of the tax benefits. The balance as of December 31, 2000 and 1999 was $1,092,000 and $1,456,000,
                            respectively, net of accumulated amortization of $2,686,000 and $2,321,000, respectively. The balances are presented as other assets in the Company's consolidated balance sheets.

                            Indigo N.V. has tax credit carryforwards of approximately $3.5 million and net operating losses of approximately $38.6 million (out of which $31.3 million will be recorded as a credit to additional paid-in-capital when realized) in The Netherlands. There are no net operating losses in other European countries available for carryforward to future years. The Dutch net operating losses and tax credits may be carried forward indefinitely. The utilization of these tax credit carryforwards may be subject to certain limitations under Dutch tax law. Indigo N.V has received final tax assessments through the 1994 tax year.

                     B.     ISRAELI SUBSIDIARIES

                            The Israeli subsidiaries have net operating losses of approximately $ 176 million incurred through December 31, 2000, available for loss carryforward indefinitely. The Israeli subsidiaries have received final tax assessments through the 1994 tax year.

                            The Company's main production facility (the
                            "production facility") has been granted "Approved Enterprise" status under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"). Income derived from the production facility's Approved Enterprise is tax exempt during the first four years of the tax benefit period, beginning from the first year of taxable income, which is determined after utilization of the above mentioned carryforward losses, and is subject to a reduced tax rate thereafter until 2010. Such status is conditioned upon the portion of foreign investment remaining above 74%; otherwise, the reduced rate will not be available beyond the year 2005. The reduced tax rates are determined each tax year during the period of benefit on the basis of the portion of foreign investment, as follows:

                PERCENTAGE OF                              REDUCED TAX
              FOREIGN INVESTMENT                             RATE (%)
   -----------------------------------------------------------------------
   Over 90                                                      10
   74 to 90                                                     15
   49 to 74                                                     20
   Less than 49                                                 25

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 12 - INCOME TAXES (continued):

                       The eligibility for the reduced tax rates is also subject to the fulfillment of certain conditions stipulated by law and the above-mentioned approval.

                       In the event of distribution of cash dividends from income which is tax exempt as described above, the Company would be required to pay tax at a reduced rate (according to the portion of foreign investment) on an amount equal to the total of the amount distributed plus the corporate tax thereon in addition to any withholding taxes applicable.

                       Should the Israeli subsidiaries derive income from sources other than the Approved Enterprise, such income will be taxable at the regular corporate tax rate of 36%.


                   c.  U.S. SUBSIDIARIES

                       The U.S. subsidiaries are taxed based upon tax laws in the United States. The U.S. subsidiaries have net operating losses of approximately $6.4 million (including $4.3 million, which will be recorded as a credit to additional paid-in-capital when realized) incurred through December 31, 2000, available for carryforward to future years. These net operating losses expire in the years 2011 through 2019.


                   d.  ISRAELI TAX RULING

                       Under Israeli law, entities located outside of Israel might, if they are managed and controlled in Israel or by an Israeli resident, be subject to tax in Israel on their income. The Israeli income tax authority has determined, pursuant to a ruling (the "Israeli Tax Ruling") dated January 26, 1993 and amended on January 4, 1994, that the taxable income from the largest shareholder's non-Israeli assets (which include Indigo N.V. and its subsidiaries outside of Israel) be quantified and limited to a management fee to be received in Israel of between $200,000 and $500,000 per annum, which relates to the management and control over such companies and assets by members of the largest shareholder (the "Landa Family Trust"). Because the Israeli Tax Ruling results in a benefit to the Company in defining and limiting its potential Israeli tax liability, the Company has agreed to pay two thirds of the tax liability and the primary shareholder has agreed to pay the remaining one third. The Israeli Tax Ruling further provides that (i) the Landa Family Trust will not be deemed an Israeli resident for purposes of Israeli income tax, even if certain members of the Landa Family, who are beneficiaries under the Landa Family Trust, reside, or may reside, in Israel, and (ii) investments by the Landa Family Trust will be considered foreign for purposes of Israel's incentive laws. Although the Israeli Tax Ruling is not legally binding on the Israeli tax authorities, the Company, after consulting with legal counsel, believes that it will be honored.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 13 - SHAREHOLDERS' EQUITY:

                     a.     The Company's Common Shares are traded on NASDAQ.

                            At December 31, 2000, the Company's shares were quoted at $ 3.625.

                     b.     HEWLETT PACKARD TRANSACTION

                            In September 2000, Hewlett-Packard Company ("HP") made a $100 million investment in the Company for which they received 14,814,814 Common Shares. In addition, HP received an acquisition warrant to purchase an additional 14,814,814 Common Shares at a price of $6.75 per share, in the event that it acquires substantially all of the outstanding stock of the Company. The number of Common Shares purchasable pursuant to this warrant shall be reduced by the number of Common Shares issuable upon exercise of any performance warrant as described below. The acquisition warrant expires in October 2004. No value was attributed to the acquisition warrant, due to immateriality. HP also received a performance warrant to purchase up to 12 million Common Shares at a price of $6.75 per share. The performance warrant vests at the rate of 2 million shares for every $100 million of revenue that the Company receives from HP and the vesting period expires in October 2006. The vested portion of the warrant expires at the earlier of three years from the vesting date or October 2008. Based on the minor volume of sales to HP, for the period until December 31, 2000, no entry was recorded in respect with the performance warrant.

                            Simultaneously with the equity investment, HP and the Company also entered into agreements for the joint development of products and the sale by HP, as an OEM, of presses manufactured by the Company.

                     c.     SERIES A CONVERTIBLE PREFERRED SHARES

                            In 2000, all the 6,758,637 outstanding Series A Preferred Shares were converted to 6,758,637 Common Shares. 3,460,797 Common Shares were issued as share dividend to the shareholders of the Series A Preferred Shares, in accordance with the original terms of the Preferred Shares. An additional 8,602,947 Common Shares were issued as an inducement for an accelerated conversion of the Preferred Shares into Common Shares. Of the 12,063,744 Common Shares issued, as share dividend and inducement, 2,751,032 Common Shares were purchased back by the Company at total cost of $20 million.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 13 - SHAREHOLDERS' EQUITY (continued):

                     d.     CLASS ACTION LAWSUITS

                            Effective April 7, 1998, the Company settled all the federal securities class action lawsuits that were filed in the last half of 1995 against Indigo and certain of its officers and directors. The settlement provided for a cash payment of $ 3.35 million (of which $ 2.6 million was covered by the Company's director and officer liability insurance) and the issuance of warrants to purchase 2,000,000 Common Shares. The warrants have a term of 2.5 years from the date of issuance and will have an exercise price of $ 7.50 per warrant. The Company recorded, in the second quarter of 1996, a charge of $ 6.8 million, of which a substantial portion related to the issuance of warrants. Upon the removal of all contingencies related to the settlement during the second quarter of 1998, the Company recorded, in shareholders' equity and in the consolidated statement of operations, a benefit of $ 1.2 million as an adjustment to the original charge, reflecting the reduced valuation of the warrants as of April 7, 1998. The warrants were issued in April 1999.

                     e.     WARRANTS:

                            1)     At December 31, 2000, the Company had
                                   outstanding warrants as follows:

                                              NUMBER OF      EXERCISE       EXPIRY
                                              WARRANTS        PRICE         DATE
                                             ----------      -------     ------------
Series A warrants                            3,917,999        $7.00      June 5, 2003
Series C warrants                            1,926,667        $6.30      April 3, 2004
Litigation warrants                          2,000,000        $7.50      October 20, 2001
Acquisition warrants                        14,814,814        $6.75      September 13, 2004
Performance warrants                        12,000,000        $6.75      September 13, 2006

                     All of the abovementioned warrants are exercisable into Common Shares, at the ratio of one warrant to one Common Share. The rights of the Common Shares obtained upon exercise of the warrants will be identical to those of the other Common Shares of the Company.

              2) During 2000, 511,000 series D warrants were exercised into 511,000 Common Shares, for net proceeds of $1.5 million.

              3)     As to stock options granted to employees, see f. below.

              4) The number of Common Shares purchasable pursuant to the acquisition warrants shall be reduced by the number of Common Shares issuable upon exercise of any performance warrant.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - SHAREHOLDERS' EQUITY (continued):

              f.     EMPLOYEE STOCK COMPENSATION PLANS:

                     1)     Stock incentive plan

                            The Company adopted a flexible stock incentive plan that provides for grants of options to employees and directors (the plan was originally adopted in 1993 and was expanded in 1996).

                            Service Options for the 1996 Plan vest over a four year period. The terms of the options are ten years, or five years for options granted to European employees. An option holder is to receive one Common Share for each option exercised. The rights of the Common Shares received upon exercise of the options will be identical to those of the other Common Shares of the Company.


                     A SUMMARY OF THE STATUS OF THE COMPANY'S STOCK OPTION PLANS GRANTED AS OF DECEMBER 31, 2000, 1999, AND 1998, AND CHANGES DURING THE YEARS ENDING ON THOSE DATES, ARE PRESENTED BELOW:

                                           NUMBER OF       WEIGHTED AVERAGE
                                            OPTIONS        EXERCISE PRICE
                                         ------------    ------------------
Outstanding at January 1, 1998 (*)         7,306,738        $4.54
Granted - at market value                  2,234,000        $2.20
Exercised                                   (134,188)       $0.87
Canceled                                    (733,149)       $5.70
                                         -----------        -----
Outstanding at January 1, 1999             8,673,401        $2.71
Granted - at market value                  3,165,000        $3.11
Exercised                                   (177,167)       $0.99
Canceled                                    (488,950)       $2.68
                                         -----------        -----
Outstanding at January 1, 2000            11,172,284        $2.82
Granted - at market value                  1,416,000        $5.79
Exercised                                   (996,975)       $1.51
Canceled                                    (421,944)       $2.77
                                         -----------        -----
Outstanding at December 31, 2000          11,169,365        $3.35
                                         ===========        =====



                     At December 31, 2000, 847,958 options are available for future grant.

       (*) On October 22, 1998, 2,953,264 stock options that had an exercise price that exceeded $2.02 were repriced to $2.02 which was the market price of the Company's shares at such date. The repricing was subject to the optionee remaining an employee of the Company until December 31, 1999.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - SHAREHOLDERS' EQUITY (continued):


                  The following table summarizes information about stock options outstanding at December 31, 2000:


                                                          WEIGHTED AVERAGE
                                                             REMAINING
                             NUMBER OUTSTANDING AT      CONTRACTUAL LIFE IN
     EXERCISE PRICES           DECEMBER 31, 2000               YEARS
     ---------------           -----------------               -----
        $   0.87             1,895,771                  2.83
        $   2.02             2,041,214                  5.83
        $   2.06             1,610,750                  7.84
        $   2.63             156,000                    8.78
        $   3.13             2,719,000                  8.74
        $   3.19             82,500                     9.01
        $   3.50             15,000                     8.48
        $   4.06             55,000                     9.08
        $   4.13             600                        7.00
        $   4.88             530,017                    4.84
        $   5.25             32,000                     9.83
        $   5.50             9,832                      4.57
        $   5.63             15,000                     9.40
        $   5.75             22,500                     7.48
        $   5.81             25,000                     9.50
        $   5.94             25,000                     9.77
        $   6.00             810,000                    9.17
        $   6.25             98,750                     8.90
        $   6.31             15,000                     9.49
        $   6.38             268,000                    9.66
        $   6.63             24,900                     6.72
        $   6.94             9,000                      6.72
        $  10.50             451,000                    4.93
        $  12.13             71,645                     5.48
        $  12.25             168,562                    3.90
        $  13.38             4,646                      3.53
        $  13.50             654                        4.01
        $  15.00             1,000                      3.97
        $  17.78             2,238                      4.06
        $  20.00             5,795                      3.39
        $  45.75             2,991                      4.36
                             ----------
                             11,169,365
                             ==========

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - SHAREHOLDERS' EQUITY (continued):


                  The following table summarizes information about stock options exercisable at December 31, 2000:

                         NUMBER OF OPTIONS
                          EXERCISABLE AT
     EXERCISE PRICES     DECEMBER 31, 2000
     ---------------     -----------------
        $   0.87             1,895,771
        $   2.02             807,774
        $   2.06             378,250
        $   2.63             39,000
        $   3.13             666,250
        $   3.50             3,000
        $   4.13             600
        $   4.88             514,017
        $   5.50             9,832
        $   5.75             9,000
        $   6.00             28,000
        $   6.25             13,500
        $   6.63             28,830
        $   6.94             6,000
        $  10.50             451,000
        $  12.13             51,810
        $  12.25             164,676
        $  13.38             4,646
        $  13.50             654
        $  15.00             1,000
        $  17.78             2,238
        $  20.00             5,795
        $  45.75             2,991
                             ---------
                             5,084,634
                             =========

                  Total compensation expense for the year ended December 31, 1998 was $841,000. No compensation expenses were recognized for the years ended December 31, 2000 and 1999.

         2)       Employee Share Purchase Plan

                  In 1994, the Company implemented the 1994 United States Employee Share Purchase Plan enabling employees in the United States to subscribe to Common Shares on certain offering dates. The first exercise date was March 31, 1995. In the second quarter of 1995, the Company expanded its Employee Share Purchase Plan to substantially all the employees of the Company worldwide through the implementation of the 1994 Netherlands Employee Share Purchase Plan and the 1994 Israel Employee Share Purchase Plan. The purchase price of each share is the lesser of 85% of its fair market value on the grant date or on the date the share is purchased.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - SHAREHOLDERS' EQUITY (continued):


                  The Company reserved 2,400,000 Common Shares for issuance pursuant to the plan, of which 518,180 Common Shares were not yet issued at December 31, 2000.

                  In accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"), no compensation has been recorded for purchases under the plan.

         3)       Accounting treatment

                  As permitted by SFAS 123, the Company accounts for its plans using the treatment prescribed by APB 25. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

                  Had compensation cost for the Company's stock compensation plans been determined based on the fair market value at the grant dates for awards granted as from 1995, as calculated in accordance with SFAS 123, the Company's net loss and loss per share for the years ended December 31, 2000, 1999 and 1998 would have increased to the pro forma amounts below:


                  NET LOSS APPLICABLE TO COMMON SHARES (IN THOUSANDS, EXCEPT LOSS PER SHARE):

                                               YEAR ENDED DECEMBER 31
                                               ----------------------
                                          2000           1999           1998
                                          ----           ----           ----
As reported:
     Before cumulative effect
         of an accounting change       $(77,113)      $(12,470)      $(16,032)
     Cumulative effect of an
         accounting change               (1,935)
                                       --------       --------       --------
     After cumulative effect of
         an accounting change          $(79,048)      $(12,470)      $(16,032)
                                       ========       ========       ========
Pro forma (to reflect the
     Provisions of SFAS 123):
     Before cumulative effect of
         an accounting change          $(82,914)      $(20,440)      $(26,027)
     Cumulative effect of an
         accounting change               (1,935)
                                       --------       --------       --------
     After cumulative effect of
             an accounting change      $(84,849)      $(20,440)      $(26,027)
                                       ========       ========       ========

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - SHAREHOLDERS' EQUITY (continued):


                                                        YEAR ENDED DECEMBER 31
                                                        ----------------------
                                                  2000           1999           1998
                                                  ----           ----           ----
BASIC AND DILUTED LOSS PER SHARE:
         As reported:
              Before cumulative effect
                  of an accounting change          (0.90)         (0.16)         (0.22)
              Cumulative effect of an
                  accounting change                (0.03)
                                                --------       --------       --------
              After cumulative effect of
                  an accounting change          $  (0.93)      $  (0.16)      $  (0.22)
                                                ========       ========       ========
         Pro forma (to reflect the
              Provisions of SFAS 123):
              Before cumulative effect of
                  an accounting change             (0.96)         (0.26)         (0.36)
              Cumulative effect of an
                  accounting change                (0.03)
                                                --------       --------       --------
              After cumulative effect of
                  an accounting change          $  (0.99)      $  (0.26)      $  (0.36)
                                                ========       ========       ========

                  The weighted average fair value of the options at their grant dates was $4.16, $2.15 and $1.76, for 2000, 1999 and 1998, respectively.

                  The fair market value of each grant is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions:



                                       2000           1999              1998
                                       ----           ----              ----
Expected life                       5.2 years       5.2 years         5.2 Years
Expected volatility                    85%             80%               80%
Dividend yield                         None           None              None
Risk free interest rate                6.5%           6.0%              4.7%

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 14 - RELATED PARTIES

                  A director of the Company is a senior partner in a law firm in Europe, which provided services to the Company. In this connection, the law firm earned approximately $3,000, $26,000 and $10,000 in 2000, 1999 and 1998 respectively.

                  The Company incurred remuneration and reimbursement expenses of $375,000 , $345,000 and $371,000 in 2000, 1999 and 1998,
                  respectively, for directors who are not employees of the Company.

                  In 2000, 1999 and 1998, the Company granted 30,000, 171,000, and 67,500 stock options, respectively, to directors who are not employees. The stock options entitle the directors to purchase Common Shares at the fair market value as of the date of the grant. The stock options vest in accordance with the 1996 Plan (see Note 13).

                  In 2000, the Company had sales to a major shareholder amounted to $ 1,227,000, which were carried out in the ordinary course of business at terms that do not differ from other customers. In addition the Company received $5 million from the major shareholder as an advance for mutual future research and development projects



                  As to arrangement with largest shareholder of the Company, see note 12d.


NOTE 15 - RESEARCH AND DEVELOPMENT EXPENSE



                  Research and development expense for the years ended December 31 consisted of:

                                                   2000         1999          1998
                                                   ----         ----          ----
                                                            (IN THOUSANDS)
Salaries and employee benefits                  $  12,622    $  10,168      $ 10,958
Materials consumed and subcontracted work           5,974        5,838         5,783
General, administrative and other expenses          3,820        2,907         2,502
Depreciation and amortization                       2,025        1,447         1,806
                                                 --------     --------       -------
                                                   24,441       20,360        21,049
Participation grants (Note 10b)                    (4,907)      (6,200)       (4,367)
                                                 --------     --------       -------
                                                $  19,534    $  14,160      $ 16,682
                                                  =======      =======       =======

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - SEGMENT INFORMATION

                  The Company has two reportable segments: equipment and post-sales. The equipment segment produces printing presses used in the production of on-demand, short-run color digitally printed products. The post-sales segment includes producing imaging products and service products that are consumed by the equipment sold, and services provided.

                  The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company does not allocate assets other than inventories to segments. The Company evaluates performance based on gross margin (which include revenues from equipment and revenues from post-sales, less cost of equipment and cost of post-sales).


                  SEGMENT REVENUES, GROSS MARGINS AND ASSETS FOR THE YEAR ENDED DECEMBER 31, 2000:



                                  EQUIPMENT     POST-SALES      TOTAL
                                  ---------     ----------      -----
                                              (IN THOUSANDS)
                                              --------------
Revenues                          $ 95,349      $ 69,370      $164,719

Gross margin                        41,662        39,399        81,061

Segment assets - inventories      $ 35,900      $ 11,876      $ 47,776


                  SEGMENT REVENUES, GROSS MARGINS AND ASSETS FOR THE YEAR ENDED DECEMBER 31, 1999:

                                  EQUIPMENT    POST-SALES      TOTAL
                                  ---------    ----------      -----
                                              (IN THOUSANDS)
                                              --------------
Revenues                          $ 78,742      $ 61,962      $140,704

Gross margin                        33,900        32,160        66,060

Segment assets - inventories      $ 19,480      $  9,056      $ 28,536

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - SEGMENT INFORMATION (continued):

                  SEGMENT REVENUES AND GROSS MARGINS AND ASSETS FOR THE YEAR ENDED DECEMBER 31, 1998:



                                           EQUIPMENT      POST-SALES          TOTAL
                                           ---------      ----------          -----
                                                        (IN THOUSANDS)
                                                        --------------
Revenues                                    $ 79,027        $58,010          $137,037

Gross margin                                  40,804         25,196            66,000

Segments assets - inventories               $ 23,834        $ 7,637          $ 31,471

                  RECONCILIATION OF SEGMENT REVENUES, LOSS BEFORE PROVISION FOR INCOME TAXES AND ASSETS TO THE COMPANY'S CONSOLIDATED TOTALS FOR THE YEARS ENDED DECEMBER 31:

                                                  2000           1999            1998
                                                  ----           ----            ----
                                                             (IN THOUSANDS)
                                                             --------------
REVENUES:
   Total revenues for reportable segments      $ 164,719       $ 140,704       $ 137,037
   License fees and royalties                         89           4,328          10,335
                                               ---------       ---------       ---------
      Total consolidated revenues              $ 164,808       $ 145,032       $ 147,372
                                               ---------       ---------       ---------
LOSS BEFORE PROVISION FOR INCOME TAXES:
   Total gross margin of reportable
     segments                                  $  81,061       $  66,060       $  66,000
   License fees and royalties                         89           4,328          10,335
   Research and development, net                 (19,534)        (14,160)        (16,682)
   Selling, general, and administrative          (71,927)        (57,596)        (61,549)
   Restructuring charges                                                          (2,764)
   Litigation settlement                                                           1,200
                                               ---------       ---------       ---------
   Operating loss                                (10,311)         (1,368)         (3,460)
   Interest expense                               (1,240)         (1,671)         (2,641)
   Interest and other income, net                  3,013           2,406           3,458
                                               ---------       ---------       ---------
   Consolidated loss before provision for
     income taxes                              $  (8,538)      $    (633)      $  (2,643)
                                               ---------       ---------       ---------
ASSETS:
   Total inventories for reportable
      Segments                                 $  47,776       $  28,536       $  31,471
   Other assets                                  169,004         112,102         100,796
                                               ---------       ---------       ---------
      Total consolidated assets                $ 216,780       $ 140,638       $ 132,267
                                               =========       =========       =========

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 16 - SEGMENT INFORMATION (continued):



                  GEOGRAPHIC INFORMATION

                  Geographic revenues, long-lived assets and major customers as of and for the year ended December 31 consisted of:


                                             2000          1999          1998
                                             ----          ----          ----
                                                      (IN THOUSANDS)
                                                      --------------
REVENUE:
    Equipment and post sales revenue:
       Europe                              $ 75,783      $ 70,807      $ 68,621
       United States                         71,073        48,358        46,872
       Japan                                  9,208        15,520        15,537
       Other                                  8,655         6,019         6,007
    License fees and royalties -
       Japan                                     89         4,328        10,335
                                           --------      --------      --------
                                           $164,808      $145,032      $147,372
                                           ========      ========      ========

                  Revenue is attributed to geographic areas based on the location of the customers. The sales in The Netherlands, the Company's country of domicile, are immaterial.

                                              2000         1999        1998
                                              ----         ----        ----
                                                      (IN THOUSANDS)
LONG-LIVED ASSETS, NET OF DEPRECIATION
    AND AMORTIZATION:
    The Netherlands                         $ 1,528      $ 1,521      $ 1,500
    Europe                                    2,478        1,467        1,198
    United States                             4,494        2,658        2,650
    Israel                                   14,521       13,864       12,088
                                            -------      -------      -------
                                            $23,021      $19,510      $17,436
                                            =======      =======      =======


                                        2000       1999        1998
                                        ----       ----        ----
                                              (IN THOUSANDS)
                                              --------------
MAJOR CUSTOMERS:
    Equipment and post sales to
       distributor - see Note 1                  $15,520      $15,377
                                                 =======      =======

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 17 - FINANCIAL INSTRUMENTS:

             A. MONETARY BALANCES IN NON-U.S. DOLLAR CURRENCIES AS OF DECEMBER 31, 2000:


                                                                         OTHER
                                                          ISRAELI    NON-U.S. DOLLAR
                                                          CURRENCY     CURRENCIES *
                                                          --------     ------------
                                                              (IN THOUSANDS)
                                                              --------------
CURRENT ASSETS:
  Cash and cash equivalents                                $   321       $ 5,596
  Marketable securities                                    $    68
  Accounts receivable                                      $ 2,919       $25,281
CURRENT LIABILITIES:
  Loans payable, short-term                                $    16       $ 5,326
  Accounts payable, accrued expense and taxes payable      $23,734       $ 5,974

                  * Primarily in German marks, Euro, Dutch guilders and Pounds Sterling.


             B.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The Company's financial instruments comprise cash and cash equivalents, restricted cash, short-term deposits, marketable securities, accounts receivable, investments, accounts payable, accrued expenses, loans payable, other liabilities, forward exchange contracts and purchased currency options.

                  In view of their nature, the fair value of the financial instruments included in the working capital of the Company, not including short-term loans payable, is usually identical or close to their carrying value.

                  The estimated fair value and the carrying value of accounts receivable - long-term at December 31, 2000 is $ 1,602,000 and $ 1,848,000 respectively. The estimated fair value is based on the present value of cash flows, based on the Company's current borrowing rates for similar types of arrangements.

                  The investments and the derivatives are carried in the financial statements at their fair value.

                  The fair value of short-term loans payable approximates their carrying amounts, based on their short-term maturity and a comparison with loans of similar terms.

                  In the opinion of management, the carrying amount of other liabilities is not materially different from their fair market value.

                          INDIGO N.V. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 17 - FINANCIAL INSTRUMENTS (continued):

             C.   DERIVATIVES

                  As of December 31, 2000, the Company had two outstanding forward exchange contracts and one purchased option contract to buy Euro and Pounds Sterling equivalent of up to $ 3,000,000 each, with expiration date of March 31, 2001. These derivative instruments are attributable to foreign currency cash flow exposure hedge on forecasted sales transactions in Euro and Pounds Sterling. The forward contracts are presented among current liabilities at fair value of $ 67,549. The changes in fair value are presented as other comprehensive loss and will be reclassified as earnings at March 31, 2001, when the hedged item effect earning. The purchased option is presented among current assets at fair value of $13,911. The change in fair value of the option in the amount of $31,389 was reported in financial expenses, since it represented a change in ineffective component of the derivative (the "time-value"). The effectiveness of these derivatives, as measured by the Company on each contract based on the matching of the hedged amount, period covered, the currency and the exchange rate to the foreign currency cash flow exposure, is assessed as highly effective.

                  As of December 31, 1999, there were no derivative instruments held by the Company.

             D.   CONCENTRATION OF CREDIT RISK

                  Most of the Company's cash and cash equivalents, restricted cash and marketable securities at December 31, 2000 and 1999 were deposited with Israeli, European and U.S. banks. The Company is of the opinion that the credit risk in respect of these balances is remote.

                  Most of the Company's sales are made in Europe, the U.S.A. and the Far East, to a large number of customers. Consequently, the exposure to credit risks relating to accounts receivable is limited. The Company performs ongoing credit evaluations of its customers. An appropriate allowance for doubtful accounts is included in the accounts.

                          INDIGO N.V. AND SUBSIDIARIES

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS


           Column A                              Column B                    Column C               Column D         Column E
           --------                              --------                    --------               --------         --------
                                                                       Additions Charged to
                                                Balance at          --------------------------                      Balance at
                                                Beginning           Costs and          Other                          End of
Description                                     of Period           Expenses          Accounts     Deductions         Period
Inventory reserves:

Year ended December 31

1998.....................................        $4,224,000            556,000            -         (1,266,000)      $3,514,000

1999.....................................        $3,514,000            161,000            -         (2,161,000)      $1,514,000

2000.....................................        $1,514,000          2,104,075                          (7,364)      $3,610,711



Allowance for doubtful accounts:

Year ended December 31

1998.....................................        $4,907,000          1,225,000            -         (1,757,000)      $4,375,000

1999.....................................        $4,375,000          2,620,000            -           (674,000)      $6,321,000

2000.....................................        $6,321,000          1,975,406                        (674,752)      $7,621,654

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Index to Consolidated Financial Statements, Financial Statement
         Schedules:

         The following Consolidated Financial Statements, including the notes thereto, are included in this Form 20-F/A.


                                                                      Pages in
                                                                     Form 20-F/A
Report of Independent Accountants on Consolidated Financial
Statements of Indigo N.V. and Subsidiaries......................             F-1

Consolidated Statements of Operations of Indigo N.V. and
Subsidiaries for each of the last three years in the period
ended December 31, 2000.........................................             F-2

Consolidated Balance Sheets of Indigo N.V. and Subsidiaries
as of December 31, 2000 and 1999................................             F-3

Consolidated Statements of Changes in Shareholders' Equity
(Deficiency) of Indigo N.V. and Subsidiaries for each of the
last three years in the period ended December 31, 2000..........      F-4 to F-6

Consolidated Statements of Cash Flows of Indigo N.V. and
Subsidiaries for each of the last three years in the period
ended December 31, 2000.........................................      F-7 to F-8

Notes to Consolidated Financial Statements of Indigo N.V.
and Subsidiaries................................................     F-9 to F-36

Schedule II - Valuation and Qualifying Accounts for the years ended December 31, 2000, 1999 and 1998

(b)    Exhibits:

1              Articles of Association of Indigo N.V.

2              Rights of Holders of Securities / Options

2.1** Stock Purchase Agreement, dated as of December 28, 1995, by and among Indigo N.V. and certain Investors listed on Schedule I thereto.

2.2*           Form of Series A Subscription Agreement

2.3*           Form of Series A Preferred Shareholder Registration Rights
               Agreement.

2.4*           Form of Warrant Certificate.

2.5* Statement of Voting Power Designations, Rights and Preferences of Series A Preferred Shares.

2.6*           Form of Series B Subscription Agreement.

2.7*           Form of Series B Preferred Shareholder Registration Rights
               Agreement.

2.8* Statement of Voting Power Designations, Rights and Preferences of Series B Preferred Shares.

2.9***         Form of Series C Subscription Agreement.

2.10***        Form of Series C Preferred Shareholder Registration Rights
               Agreement.

2.11***        Form of Series C Warrant Certificate.

2.12*** Statement of Voting Power Designations, Rights and Preferences of Series C Preferred Shares.

2.13*****      Form of Series D Subscription Agreement.

2.14*****      Form of Series D Preferred Shareholder Registration Rights
               Agreement.

2(a)-15*****   Form of Series D Warrant Certificate.

2.16*****      Statement of Voting Power Designations, Rights and Preferences of
               Series D Preferred Shares.

2.17*****      Form of Warrant Agreement between the Company and The Bank of New
               York.

2(a)-18*****   Specimen of Warrant Certificate.

2.19*********  Stock Purchase Agreement, dated as of September 13, 2000, between
               Hewlett-Packard Europe B.V. and Indigo N.V.

2.20*********  Shareholders' Agreement, dated as of September 13, 2000, by and among Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., Deering Corporation N.V., S-C Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V.

4              Material Contracts / Compensatory Plans

4.1* Agreement dated August 2, 1995 between Indigo N.V. and Toyo Ink Mfg. Co., Ltd.

4.2*******+    PostScript Software Development and International OEM
               Distribution License Agreement, dated December 16, 1998, between
               Adobe Systems Incorporated and Indigo Electronic Printing Systems
               Ltd.

4.3********+   Asset Purchase Agreement, dated June 30, 1999, between Indigo
               Electronic Printing Systems Ltd. and Ferber & Hanusa GmbH Systeme
               Digital Reprografie.

4.4********+   OEM Agreement, dated as of June 30, 1999, between Indigo N.V. and
               A.B. Dick Company.

4.5********+   Joint Venture Agreement, dated July 28, 1999, between Indigo N.V.
               and Datacard Corporation.

4.6********+   Purchase Agreement, dated December 1, 1999, between Indigo
               Electronic Printing Systems Ltd., and Reeves Brothers, Inc.

4.7 OEM Agreement, dated September 13, 2000, between Hewlett-Packard Company and Indigo N.V. including the addendum dated December 17, 2001.

4.8 Jericho Co-Development Agreement, dated September 13, 2000, between Hewlett-Packard Company and Indigo N.V.

4.9*           Indigo N.V. 1996 International Flexible Stock Incentive Plan

4.10*          Indigo N.V. 1996 Israel Stock Option Plan

4.11*          Indigo N.V. 1996 Netherlands Stock Option Plan.

4.12*          Indigo N.V. 1996 U.S. Stock Option Plan.

6              Earnings/Loss Per Share Computation

6.1*           Statement regarding computation of Loss Per Common Share

6.2****        Statement Regarding Computation of Per Share Losses.

8              List of Subsidiaries of Indigo N.V.

10             Others (Consent of Independent Auditors)

10.1*          Consent of independent auditors (1995)

10.2****       Consent of Coopers & Lybrand L.L.P. (1996)

10.3******     Consent of Coopers & Lybrand L.L.P. (1997)

10.4*******    Consent of Kesselman & Kesselman. (1998)

10.5********   Consent of Kesselman & Kesselman (1999)

10.6           Consent of Kesselman & Kesselman (2000)

* Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 1995 filed with the Securities and Exchange Commission on June 13, 1996, Commission File Number 2-3860.

** Incorporated by reference from Schedule 13-D filed with the Securities and Exchange Commission on January 8, 1996 by certain shareholders of Indigo N.V.

*** Incorporated by reference to the Registrant's Registration Statement on Form F-3, originally filed with the Securities and Exchange Commission on April 3, 1997, and incorporated by reference herein.

**** Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 1996 filed with the Securities and Exchange Commission on June 10, 1997, Commission File Number 2-3860.

***** Incorporated by reference to the Registrant's Registration Statement on Form F-3 (Reg. No. 333-8520), originally filed with the Securities and Exchange Commission on March 27, 1998.

****** Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 1997 filed with the Securities and Exchange Commission on April 14, 1998, Commission File Number 2-3860.

******* Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 1998 filed with the Securities and Exchange Commission on June 15, 1999, Commission File Number 2-3860.

******** Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission on April 17, 2000, Commission File Number 2-3860.

*********      Incorporated by reference from Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on June 28, 2001, Commission File Number
               2-3860.

+ Confidentiality treatment was requested with respect to portions of the agreement.

SIGNATURES


     Pursuant to the requirements of Section 12 of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                  INDIGO N.V.
                                                  (Registrant)


Date:    February 14, 2002                    By: /s/ Benzion Landa
                                                  ------------------------------
                                                  Benzion Landa
                                                  Chairman of the Board,
                                                  Chief Executive Officer

                                  EXHIBIT INDEX


(b)      Exhibits:

4.7 OEM Agreement, dated September 13, 2000, between Hewlett-Packard Company and Indigo N.V. including the addendum dated December 17, 2001.

4.8 Jericho Co-Development Agreement, dated September 13, 2000, between Hewlett-Packard Company and Indigo N.V.

10.6     Consent of Kesselman & Kesselman